As filed with the Securities and Exchange Commission on September 1, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

AMERICAN ACHIEVEMENT GROUP HOLDING CORP.

(Exact Name of Registrant as Specified in its Charter)

Delaware	20-4833998
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

7211 Circle S Road

Austin, Texas 78745

(512) 444-0571

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Donald J. Percenti

American Achievement Group Holding Corp.

7211 Circle S Road

Austin, Texas 78745

(512) 444-0571

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

with a copy to:

Joel F. Freedman

Ropes & Gray LLP

One International Place

Boston, MA 02110

(617) 951-7000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class of Securities to be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Note (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)
12.75% Senior PIK Notes due 2012	$150,000,000	100.000%	$150,000,000	$16,050

(1)	Estimated solely for the purpose of calculating the registration fee.
(2)	Calculated pursuant to Rule 457(f) under the Securities Act, as follows: .000107 multiplied by the proposed maximum aggregate offering price.

The registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     ,2006

PROSPECTUS

American Achievement Group Holding Corp.

Offer to Exchange

$150,000,000 principal amount of our outstanding 12.75% Senior PIK Notes due October 1, 2012 for new 12.75% Senior PIK Notes due October 1, 2012

We are offering to exchange our 12.75% Senior PIK Notes due October 1, 2012, or the exchange notes, for all of our currently outstanding 12.75% Senior PIK Notes due October 1, 2012, or the outstanding notes. The exchange notes are substantially identical to the outstanding notes, except that the exchange notes have been registered under the federal securities laws, are not subject to transfer restrictions and are not entitled to certain registration rights relating to the outstanding notes. The exchange notes will represent the same debt as the outstanding notes and we will issue the exchange notes under the same indenture.

The exchange notes will be our senior unsecured obligations, ranking equal in right of payment with all of the our existing and future senior unsecured obligations.

The principal features of the exchange offer are as follows:

•	The exchange offer expires at 5:00 p.m., New York City time, on, , 2006, unless extended. We do not currently intend to extend the expiration date of the exchange offer.

•	The exchange offer is not subject to any condition other than that the exchange offer not violate applicable law or any applicable interpretation of the Staff of the Securities and Exchange Commission.

•	We will exchange all outstanding notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tendered outstanding notes at any time prior to the expiration of the exchange offer.

•	We do not intend to apply for listing of the exchange notes on any securities exchange or automated quotation system.

•	We will not receive any proceeds from the exchange offer. We will pay all expenses incurred by us in connection with the exchange offer and the issuance of the exchange notes.

You should consider carefully the risk factors beginning on page 13 of this prospectus before participating in the exchange offer.

Neither the U.S. Securities and Exchange Commission nor any other federal or state agency has approved or disapproved of these securities to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is                     , 2006.

[Inside Front Cover]

This prospectus incorporates important business and financial information about the company that is not included or delivered with this prospectus. This information is available without charge to security holders upon written or oral request.

Any requests for business and financial information incorporated but not included in this prospectus should be sent to American Achievement Group Holding Corp., 7211 Circle S Road, Austin, Texas 78745, Attn: Chief Financial Officer. To obtain timely delivery, holders of outstanding notes must request the information no later than five business days before                     , 2006, the date they must make their investment decision.

i

This prospectus contains summaries of the terms of several material documents. We will make copies of these documents available to you at your request. This exchange offer is not being made to, and we will not accept surrenders for exchange from, holders of the outstanding notes in any jurisdiction in which the exchange offer or its acceptance would not comply with the securities or blue sky laws of that jurisdiction.

All resales must be made in compliance with state securities or blue sky laws. Compliance with these laws may require that the exchange notes be registered or qualified in a state or that the resales be made by or through a licensed broker-dealer, unless exemptions from these requirements are available. We assume no responsibility for compliance with these requirements. This prospectus and the accompanying letter of transmittal contain important information. You should read this prospectus and the letter of transmittal carefully before deciding whether to tender your outstanding notes.

ii

PROSPECTUS SUMMARY

The following summary contains basic information about American Achievement Group Holding Corp., the issuer of the notes. It likely does not contain all the information that is important to you. You should read the entire prospectus, including the financial data and related notes, before making an investment decision. As used in this prospectus, references to “we,” “us” and “our” refer to American Achievement Group Holding Corp. and its consolidated subsidiaries. References to “fiscal” refer to the 12-month period ending the last Saturday in August of the applicable year. Various financial terms, including “pro forma” and “EBITDA” have the meanings set forth under “—Summary Historical Financial Information.”

The Issuer

American Achievement Group Holding Corp. was formed in May 2006. Its only assets are 100% of the shares of common stock of AAC Group Holding Corp., which is the holder of 100% of the shares of common stock of AAC Holding Corp., which is the holder of 100% of the shares of common stock of American Achievement Corporation. American Achievement Group Holding Corp. conducts all of its business through American Achievement Corporation and its subsidiaries.

Our Business

We are one of the leading manufacturers and suppliers of class rings, yearbooks, graduation products, achievement publications and recognition and affinity jewelry in the United States. We serve the high school, college and, to a lesser extent, elementary and junior high school markets. We market and sell yearbooks in all of the markets we serve. We primarily sell our class rings and graduation products, which include fine paper products and graduation accessories, in the high school, college and junior high school markets. Our achievement publications segment produces, markets, and sells publications that recognize the achievements of top students at the high school and college levels, as well as the nation’s most inspiring teachers. It consists of various titles including the Who’s Who brand and The National Dean’s List. Our other segment consists primarily of jewelry commemorating family events such as the birth of a child, fan affinity jewelry and related products and professional sports championship rings such as World Series rings and commercial and fine books.

Company History

Our business was founded when the operations of ArtCarved, which were previously owned by CJC Holdings, Inc., and the operations of Balfour, which were previously owned by L. G. Balfour Company, Inc., were combined in December 1996. American Achievement Corporation was formed in June 2000 to serve as a holding company for those operations as well as any future acquisitions. From June 2000 to January 2004, American Achievement Corporation acquired Taylor Senior Holding Company, the parent company of Taylor Publishing Company, whose primary business was designing and printing student yearbooks, Educational Communications, Inc., or ECI, which publishes achievement publications, Milestone Marketing Incorporated, or Milestone Marketing, a marketer of class rings and other graduation products to the college market, and C-B Graduation Announcements, LLC, or C-B Graduation Announcements, a producer of personalized graduation announcements and related accessories to the college market.

In March 2004, a wholly owned subsidiary of AAC Holding Corp. merged with American Achievement Corporation, with American Achievement Corporation continuing as the surviving corporation and a wholly owned subsidiary of AAC Holding Corp. The merger is referred to in this prospectus as the “Merger” and the Merger and the related financing transactions are referred to in this prospectus as the “March 2004 Transactions.” In November 2004, AAC Holding Corp. underwent a recapitalization transaction pursuant to which its stockholders exchanged their shares of AAC Holding Corp. common stock for shares of AAC Group Holding Corp. common stock and as a result, AAC Holding Corp. became a wholly-owned subsidiary of AAC Group Holding Corp.

In May 2006, AAC Group Holding Corp. underwent a recapitalization transaction pursuant to which its stockholders exchanged their shares of AAC Group Holding Corp. common stock and mandatory redeemable series A preferred stock for shares of American Achievement Group Holding Corp. common stock and mandatory redeemable series A preferred stock. As a result, AAC Group Holding Corp. became a wholly-owned subsidiary of American Achievement Group Holding Corp.

Equity Sponsorship

An investor group led by Fenway Partners Capital Fund II, L.P., an affiliate of Fenway Partners, Inc., owns substantially all of our capital stock. Fenway Partners, Inc. is a private equity investment firm based in New York with funds under management of more than $1.6 billion and a focus on building long-term value in partnership with management through direct investment in leading middle market companies. Founded in 1994, the firm provides strategic guidance to improve the operating and financial performance of its portfolio companies. Its portfolio companies currently include Easton-Bell Sports, Inc., Greatwide Logistics Services, Harry Winston, Targus Group International, Inc. and Panther Expedited Services, Inc. and have included Simmons Company, MW Windows and Delimex Holdings, Inc., among other leading enterprises.

Summary of the Terms of the Exchange Offer

The following is a brief summary of the material terms of the exchange offer. Certain of the terms and conditions described below are subject to important limitations and exceptions. For a more complete description of the exchange offer, see “The Exchange Offer.”

Securities Offered	$150,000,000 in aggregate principal amount of 12.75% senior PIK notes due 2012.

Exchange Offer

The exchange notes are being offered in exchange for a like principal amount of outstanding notes. We will accept any and all outstanding notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on                      , 2006. Holders may tender some or all of their outstanding notes pursuant to the exchange offer. However, outstanding notes may be tendered only in integral multiples of $1,000 in principal amount. The form and terms of the exchange notes are the same as the form and terms of the outstanding notes except that:

•	The exchange notes have been registered under the federal securities laws and will not bear any legend restricting their transfer;

•	The exchange notes bear a different CUSIP number than the outstanding notes; and

•	The holders of the exchange Notes will not be entitled to certain rights under the registration rights agreement, including the provisions for an increase in the interest rate on the outstanding notes in some circumstances relating to the timing of the exchange offer.

Resale

Based on an interpretation by the Staff of the SEC set forth in no-action letters issued to third parties, we believe that the exchange notes issued in the exchange offer in exchange for outstanding notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act provided that:

•	you are acquiring the exchange notes in the ordinary course of your business;

•	you have not participated in, do not intend to participate in, and have no arrangement or understanding with any person to participate in the distribution of exchange notes; and

•	you are not an “affiliate” of American Achievement Group Holding Corp., within the meaning of Rule 405 of the Securities Act.

Each participating broker-dealer that receives exchange notes for its own account during the exchange offer in exchange for outstanding notes that were acquired as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Prospectus delivery requirements are discussed in greater detail in the section captioned “Plan of Distribution.” Any holder of outstanding notes who:

•	is an affiliate of American Achievement Group Holding Corp.,

•	does not acquire exchange notes in the ordinary course of its business, or

•	tenders in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of exchange notes, cannot rely on the position of the Staff of the SEC enunciated in Exxon Capital Holdings Corporation, Morgan Stanley & Co. Incorporated or similar no-action letters and, in the absence of an exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the exchange notes.

Expiration Date

The exchange offer will expire at 5:00 p.m., New York City time on                     , 2006 unless we decide to extend the exchange offer. Any outstanding notes not accepted for exchange for any reason will be returned without expense to the tendering holders promptly after expiration or termination of the exchange offer.

Conditions to the Exchange Offer	The exchange offer is subject to certain customary conditions, some of which may be waived by us. See “The Exchange Offer” and “Description of Exchange Notes—Registration Rights; Special Interest.”

Procedures for Tendering Outstanding Notes

If you wish to accept the exchange offer, you must complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, in accordance with the instructions contained in this prospectus and in the letter of transmittal. You should then mail or otherwise deliver the letter of transmittal, or facsimile, together with the outstanding notes to be exchanged and any other required documentation, to the exchange agent at the address set forth in this prospectus and in the letter of transmittal. If you hold outstanding notes through the Depository Trust Company, or DTC, and wish to participate in the exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC, by which you will agree to be bound by the applicable letter of transmittal.

By executing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

•	any exchange notes to be received by you will be acquired in the ordinary course of business;

•	you have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of exchange notes in violation of the provisions of the Securities Act;

•	you are not an “affiliate” (within the meaning of Rule 405 under the Securities Act) of American Achievement Group Holding Corp. or if you are an affiliate, you will comply with any applicable registration and prospectus delivery requirements of the Securities Act; and

•	if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making or other trading activities, then you will deliver a prospectus in connection with any resale of such exchange notes.

See “The Exchange Offer – Procedure for Tendering” and “Plan of Distribution.”

Effect of Not Tendering in the Exchange Offer

Any outstanding notes that are not tendered or that are tendered but not accepted will remain subject to the restrictions on transfer. Since the outstanding notes have not been registered under the federal securities laws, they bear a legend restricting their transfer absent registration or the availability of a specific exemption from registration. Upon the completion of the exchange offer, we will have no further obligations to register, and we do not currently anticipate that we will register, the outstanding notes under the Securities Act.

Special Procedures for Beneficial Owners

If you are a beneficial owner of outstanding notes that are not registered in your name, and you wish to tender outstanding notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the applicable letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder.

Guaranteed Delivery Procedures

If you wish to tender your outstanding notes and your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the applicable letter of transmittal or any other documents required by the applicable letter of transmittal or comply with the applicable procedures under DTC’s Automated Tender Offer Program prior to the expiration date, you must tender your outstanding notes according to the guaranteed delivery procedures set forth in this prospectus under “The Exchange Offer – Guaranteed Delivery Procedure.”

Interest on the Exchange Notes and the Outstanding Notes

Interest on the exchange notes will accrue at a rate of 12.75% per annum. The first interest payment on the notes will occur on October 1, 2006. Through April 1, 2011, interest on the exchange notes will be payable in the form of additional notes semi-annually in arrears on April 1 and October 1. Beginning on October 1, 2011, and thereafter, interest will be payable in cash semi-annually in arrears on April 1 and October 1.

Withdrawal Rights	Tenders of outstanding notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

Material United States Federal Income Tax Considerations

The exchange of outstanding notes for exchange notes in the exchange offer is not a taxable event for U.S. federal income tax purposes. Please read the section of this prospectus captioned “Material United States Federal Income Tax Considerations” for more information on tax consequences of the exchange offer.

Use of Proceeds	We will not receive any cash proceeds from the issuance of exchange notes pursuant to the exchange offer.

Exchange Agent

U.S. Bank National Association, the trustee under the indenture, is serving as exchange agent in connection with the exchange offer. The address and telephone number of the exchange agent are set forth under the heading “The Exchange Offer – Exchange Agent.”

Summary Description of the Exchange Notes

The following is a brief summary of the material terms of the exchange notes. We refer to the exchange notes and the outstanding notes together as the “notes.” For a more complete description of the terms of the exchange notes, see “Description of the Exchange Notes.”

Issuer	American Achievement Group Holding Corp.

Securities	$150.0 million in aggregate principal amount of 12.75% senior PIK notes due October 1, 2012.

Maturity

October 1, 2012. At maturity, we are required to repay the notes at a repayment price of 103.188% of the aggregate principal amount thereof, plus accrued and unpaid interest and special interest, if any, to the maturity date.

Interest

Interest on the notes will accrue at a rate of 12.75% per annum. The first interest payment on the notes will occur on October 1, 2006. Through April 1, 2011, interest on the notes will be payable in the form of additional notes semi-annually in arrears on April 1 and October 1. Beginning on October 1, 2011, and thereafter, interest will be payable in cash semi-annually in arrears on April 1 and October 1.

Income Tax Considerations

We and each holder agree in the indenture to treat the notes as “contingent payment debt instruments” for U.S. federal income tax purposes. As a result, original issue discount will accrue on the notes from the issue date on a constant yield to maturity basis at the comparable yield, which is a rate which is comparable to the rate, as of the initial issue date, at which we would issue a debt instrument with no contingent payments but with terms and conditions otherwise comparable to the notes. Therefore, a holder of notes will be required to include amounts in income, as original issue discount, in advance of the payments such holder receives on the notes. Such inclusions of interest income likely will be initially greater than the amount reflected in the coupon. In addition, a holder will recognize ordinary income, if any, upon a sale, exchange, repurchase or redemption of the notes at a gain. If a holder purchase the notes at a premium or discount to the notes’ adjusted issue price at the time of purchase (measured with reference to the adjusted issue price of the notes, which is the issue price, increased for accrued interest and decreased by projected payments that relate to prior periods), the holder will be required to allocate the discount or premium to the daily portions of interest or projected payments over the remaining term of the notes. Such allocation will either increase (in the case of a discount) or decrease (in the case of premium) taxable income for future periods. See “Material Federal Income Tax Considerations.”

Ranking

The notes are unsecured senior obligations of American Achievement Group Holding Corp. American Achievement Group Holding Corp. has no operations of its own and derives all of its revenues and cash flow from its subsidiaries. None of American Achievement Group

Holding Corp.’s subsidiaries guarantees these notes. American Achievement Group Holding Corp.’s subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due under the notes, or to make any funds available therefore, whether by dividend, distribution, loan or other payments, and the consequent rights of holders of notes to realize proceeds from the sale of any of those subsidiaries’ assets are structurally subordinated to the claims of that subsidiary’s creditors, including trade creditors and holders of debt of those subsidiaries. As a result, the notes are effectively subordinated to the prior payment of all of the debts (including trade payables and lease obligations) of American Achievement Group Holding Corp.’s subsidiaries. On May 27, 2006, after giving pro forma effect to the notes, we would have had total indebtedness of $525.3 million (of which $150.0 million consisted of the notes, $104.2 million consisted of AAC Group Holding Corp.’s 10.25% senior discount notes, $7.5 million consisted of our mandatory redeemable series A preferred stock, $150.0 million consisted of American Achievement Corporation’s existing 8.25% senior subordinated notes, $106.8 million consisted of indebtedness under American Achievement Corporation’s existing senior secured credit facility and the balance would have consisted of other senior debt of American Achievement Corporation). We also were able to borrow up to an additional $40.0 million under our senior secured credit facility (less approximately $2.0 million of letters of credit that were outstanding on May 27, 2006), all of which, if borrowed, would be senior debt.

Optional Redemption

We cannot redeem the notes until on or after October 1, 2008, except as described below. On or after October 1, 2008, we can redeem some or all of the notes at the redemption prices listed in the “Description of Exchange Notes—Optional Redemption” section of this prospectus, plus accrued and unpaid interest and special interest, if any. At any time prior to October 1, 2008, the Company may also redeem 100% (but not less than 100%) of the then outstanding notes upon the occurrence of a change of control, upon not less than 30 nor more than 60 days’ notice (but in no event will such redemption occur more than 90 days after the occurrence of such change of control), at a redemption price of 109.563% of the aggregate principal amount of the notes, plus accrued and unpaid interest and special interest, if any, to the redemption date.

Mandatory Redemption After Equity Offerings

The notes are required to be redeemed with the net cash proceeds of certain equity offerings at a redemption price equal to the lesser of (a) 109.563% or (b) the then applicable redemption price thereof, of the aggregate principal amount thereof, plus accrued and unpaid interest and special interest, if any, thereon, to the redemption date.

Change of Control Offer	If a change of control of our company occurs, we must give holders of the notes the opportunity to sell their notes to us at a purchase price of 101% of the aggregate principal amount of the notes repurchased, plus accrued and unpaid interest and special interest, if any. The term “Change of Control” is defined under “Description of Exchange Notes—Certain Definitions.”

Covenants	The indenture governing the notes contains covenants that limit our ability and that of our restricted subsidiaries to:

•	incur additional debt or issue preferred stock;

•	pay dividends or distributions on our capital stock, or redeem or repurchase our capital stock or subordinated debt;

•	make certain investments;

•	enter into sale and leaseback transactions;

•	engage in transactions with affiliates;

•	create liens on our assets to secure debt;

•	transfer or sell assets;

•	guarantee debt;

•	restrict dividend or other payments to us;

•	consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries; and

•	engage in unrelated businesses.

These covenants are subject to a number of important limitations, exceptions and qualifications, which are described in the “Description of Exchange Notes” section of this prospectus. See “Description of Exchange Notes—Certain Covenants.”

Absence of an Established Market for the Exchange Notes

The exchange notes generally will be freely transferable but will also be new securities for which there will not initially be a market. Accordingly, we cannot assure you that a market for the exchange notes will develop or make any representation as to the liquidity of the any market. We do not intend to apply for the listing of the exchange notes on any securities exchange or automated dealer quotation system. The initial purchasers of the outstanding notes advised us that it intends to make a market in the exchange notes. However, it is not obligated to do so, and any market making with respect to the exchange notes may be discontinued at any time without notice. See “Plan of Distribution.”

Risk Factors

Investing in the notes involves substantial risk. See “Risk Factors” section of this prospectus for a description of certain of the risks you should consider before investing in the notes.

SUMMARY HISTORICAL FINANCIAL INFORMATION

The following table presents summary historical financial information for American Achievement Corporation for periods prior to fiscal year end 2005 and AAC Group Holding Corp. for the fiscal year ended 2005 and all subsequent periods. The Predecessor referred to in the table below is our business as it existed prior to the consummation of the March 2004 Transactions. We completed the March 2004 Transactions as of March 25, 2004 and as a result of adjustments to the carrying value of assets and liabilities resulting from the March 2004 Transactions, the financial position and results of operations for periods subsequent to the March 2004 Transactions may not be comparable to those of our predecessor company.

The summary historical consolidated financial and other data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus. The summary historical consolidated financial and other data set forth below for, and as of the end of, the fiscal years ended August 30, 2003 and the period from August 31, 2003 to March 25, 2004 have been derived from the Predecessor audited consolidated financial statements. The summary historical consolidated financial and other data set forth below for, and as of the end of the period from March 26, 2004 to August 28, 2004 and the fiscal year ended August 27, 2005 have been derived from the Successor audited consolidated financial statements. The summary historical condensed consolidated financial and other data set forth below for, and as of the end of the nine months ended May 28, 2005 and May 27, 2006, respectively, have been derived from the Successor unaudited consolidated financial statements.

	Predecessor		Successor
	Fiscal Year Ended August 30, 2003	For the Period August 31, 2003 through March 25, 2004(1)	For the Period March 26, 2004 through August 28, 2004(2)	Fiscal Year Ended August 27, 2005	Nine Months Ended May 28, 2005	Nine Months Ended May 27, 2006
	(dollars in thousands)
Statement of Operations Data:
Net sales	$308,431	$146,721	$167,350	$313,788	$259,228	$257,733
Cost of sales	139,170	59,857	83,521	134,375	106,993	103,336

Gross profit	169,261	86,864	83,829	179,413	152,235	154,397
Selling, general and administrative expenses	129,423	74,992	62,647	144,592	115,208	111,658

Operating income	39,838	11,872	21,182	34,821	37,027	42,739
Interest expense	28,940	16,455	10,257	31,271	23,066	25,942

Income (loss) before income taxes	10,898	(4,583)	10,925	3,550	13,961	16,797
Provision (benefit) for income taxes	132	—	4,459	1,738	6,082	7,358

Net income (loss)	$10,766	$(4,583)	$6,466	$1,812	$7,879	$9,439

Balance Sheet Data (at end of period):
Total assets	$395,501	$553,589	$530,986	$512,936	$549,793	$539,797
Total debt(3)	233,805	319,985	320,337	392,222	397,557	375,260
Total stockholders’ equity	71,843	102,046	108,512	23,818	30,841	33,257
Other Data:
EBITDA(4)	53,987	20,402	31,526	60,102	56,002	61,871
Capital expenditures	11,243	12,793	3,665	12,795	9,755	10,878
Depreciation and amortization	14,149	8,530	10,344	25,281	18,975	19,132

(1)	Includes the results of operations for C-B Graduation Announcements from January 30, 2004, the date of our acquisition of C-B Graduation Announcements.
(2)	During the period from March 26, 2004 to August 28, 2004, we recognized in our consolidated statement of operations approximately $6.4 million of excess purchase price allocated to inventory as cost of sales and approximately $4.3 million of additional amortization expense of intangible assets as selling, general and administrative expenses, as compared to its historical basis of accounting prior to the consummation of the March 2004 Transactions.

(3)	Total includes all borrowings outstanding under notes, credit facilities, bank overdrafts and capital lease obligations.
(4)	EBITDA represents net income (loss) before interest expense, income taxes, depreciation and amortization. EBITDA does not represent net income or cash flows from operations, as these terms are defined under generally accepted accounting principles, and should not be considered as an alternative to net income as an indicator of our operating performance or to cash flows as a measure of liquidity.

A reconciliation of net income (loss) to EBITDA is included below:

	Predecessor		Successor
	Fiscal Year Ended August 30, 2003	For the Period August 31, 2003 through March 25, 2004(1)	For the Period March 26, 2004 through August 28, 2004(2)	Fiscal Year Ended August 27, 2005	Nine Months Ended May 28, 2005	Nine Months Ended May 27, 2006
	(dollars in thousands)
Net income (loss)	$10,766	$(4,583)	$6,466	$1,812	$7,879	$9,439

Interest expense, net	28,940	16,455	10,257	31,271	23,066	25,942
Provision (benefit) for income taxes	132	—	4,459	1,738	6,082	7,358
Depreciation and amortization expenses	14,149	8,530	10,344	25,281	18,975	19,132

EBITDA	$53,987	$20,402	$31,526	$60,102	$56,002	$61,871

Change in assets and liabilities	(92)	35,227	(23,970)	(335)	(13,085)	(8,261)
Deferred income taxes	—	—	4,309	1,521	5,900	6,949
Interest expense, net	(28,940)	(16,455)	(10,257)	(31,271)	(23,066)	(25,942)
Income tax (provision) benefit	(132)	—	(4,459)	(1,738)	(6,082)	(7,358)
Amortization of debt discount and deferred financing fees	2,051	1,197	629	1,882	1,430	1,471
Accretion of interest on 10.25% senior discount notes	—	—	—	7,387	4,992	7,514
Provision for doubtful accounts	(376)	(144)	(236)	(107)	574	331
Loss on sale of plant, property and equipment	—	—	—	—	—	90

Net cash provided by (used in) operating activities	$26,498	$40,227	$(2,458)	$37,441	$26,665	$36,665

(a)	During the period from March 26, 2004 to August 28, 2004, we recognized in our consolidated statement of operations approximately $6.4 million of excess purchase price allocated to inventory as cost of sales and approximately $4.3 million of additional amortization expense of intangible assets as selling, general and administrative expenses, as compared to our historical basis of accounting prior to the March 2004 Transactions.
(b)	We consider EBITDA to be key indicator of operating performance as it and similar measures are instrumental in the determination of compliance with certain financial covenants in our senior secured credit facility, and is used by our management in the calculation of the aggregate fee payable under our management agreement and in determining compensation for certain of our employees. EBITDA is not defined terms under GAAP and has important limitations as an analytical tool. For example, EBITDA: (i) does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments; (ii) does not reflect changes in, or cash requirements for, our working capital needs; (iii) does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts; (iv) excludes tax payments that represent a reduction in cash available to us; and (v) does not reflect any cash requirements for the assets being depreciated and amortized that may have to be replaced in the future. Because of these limitations, we rely primarily on our GAAP results and use EBITDA only supplementally. You should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations or cash flow. Any of the following risks could materially and adversely affect our financial condition or results of operations. In such case, you may lose all or part of your original investment.

Risks Relating to the Notes

American Achievement Group Holding Corp. is the sole obligor under the notes. Our subsidiaries, including American Achievement Corporation, do not guarantee our obligations under the notes and do not have any obligation with respect to the notes; the notes are effectively subordinated to the debt and liabilities of our subsidiaries, including ACC Group Holding Corp. and American Achievement Corporation, and are effectively subordinated to any of our subsidiaries’ future indebtedness and to any of our future secured debt to the extent of the value of the assets secured by such debt. American Achievement Group Holding Corp. is a holding company and therefore depends on its subsidiaries to service its obligations under the notes and its other indebtedness. American Achievement Group Holding Corp.’s ability to repay the notes depends upon the performance of its subsidiaries and their ability to make distributions.

American Achievement Group Holding Corp. has no operations of its own and derives all of its revenues and cash flow from its subsidiaries. None of American Achievement Group Holding Corp.’s subsidiaries have guaranteed these notes. American Achievement Group Holding Corp.’s subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due under the notes, or to make any funds available therefor, whether by dividend, distribution, loan or other payments, and the consequent rights of holders of notes to realize proceeds from the sale of any of those subsidiaries’ assets will be structurally subordinated to the claims of that subsidiary’s creditors, including trade creditors and holders of debt of those securities. As a result, the notes are effectively subordinated to the prior payment of all of the debts (including trade payables) of American Achievement Group Holding Corp.’s subsidiaries.

You are only entitled to participate with all other holders of American Achievement Group Holding Corp.’s indebtedness and liabilities in the assets of American Achievement Group Holding Corp.’s subsidiaries remaining after American Achievement Group Holding Corp.’s subsidiaries have paid all of their debt and liabilities.

Because American Achievement Group Holding Corp. conducts its operations through its subsidiaries, American Achievement Group Holding Corp. depends on those entities for dividends and other payments to generate the funds necessary to meet its financial obligations, including payments of principal and interest on the notes. However, none of American Achievement Group Holding Corp.’s subsidiaries is obligated to make funds available to it for payment on the notes. The terms of American Achievement Corporation’s existing senior secured credit facility currently prohibit it from, and the terms of the indenture governing AAC Group Holding Corp’s existing 10.25% senior discount notes and American Achievement Corporation’s existing 8.25% senior subordinated notes significantly restrict it from, in each case, paying dividends or otherwise transferring its assets to American Achievement Group Holding Corp. In addition, legal and contractual restrictions in agreements governing other current and future indebtedness, as well as financial condition and operating requirements of American Achievement Group Holding Corp.’s subsidiaries, currently limit and may in the future limit American Achievement Group Holding Corp.’s ability to obtain cash from its subsidiaries. The earnings from, or other available assets of, American Achievement Group Holding Corp.’s subsidiaries may not be sufficient to pay dividends or make distributions or loans to enable American Achievement Group Holding Corp. to make payments in respect of the notes when such payments are due. In addition, even if such earnings were sufficient, we can not assure you that the agreements governing the current and future indebtedness of American Achievement Group Holding Corp.’s subsidiaries will permit American Achievement Group Holding Corp.’s subsidiaries to provide American Achievement Group Holding Corp. with sufficient dividends, distributions or loans to fund interest and principal payments on the notes when due. As of May 27, 2006, after giving pro forma effect to the notes, the aggregate debt of American Achievement Group Holding Corp.’s subsidiaries would have been $525.3 million.

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under the notes.

We have a significant amount of indebtedness. On May 27, 2006, after giving pro forma effect to the notes, we would have had total indebtedness of $525.3 million (of which $150.0 million consisted of the notes, $104.2 million consisted of the existing 10.25% senior discount notes of AAC Group Holding Corp., $7.5 million consisted of our mandatory redeemable series A preferred stock, $150.0 million consisted of the existing 8.25% senior subordinated notes, $106.8 million consisted of indebtedness under the existing senior secured credit facility and the balance would have consisted of other senior debt of American Achievement Corporation).

Our substantial indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds.

In addition, the indentures governing the notes, the 10.25% senior discount notes and the 8.25% senior subordinated notes, and the existing senior secured credit facility contain financial and other restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture governing the notes and the indentures governing the 10.25% senior discount notes and the 8.25% senior subordinated notes, do not fully prohibit us or our subsidiaries from doing so. The existing senior secured credit facility permits additional borrowings of up to $40.0 million (less approximately $2.0 million of letters of credit outstanding on May 27, 2006), and all of those borrowings rank senior to the notes. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify. See “Description of Our Other Indebtedness.”

To service our indebtedness, we require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund planned capital expenditures and research and development efforts, depends on our ability to generate cash in the future. Our ability to do so, to a certain extent, is subject to general economic, financial, competitive, legislative and other factors that are beyond our control.

Based on our current level of operations and anticipated cost savings and operating improvements, we believe our cash flow from operations, available cash and available borrowings under the existing senior secured credit facility, are adequate to meet our future liquidity needs for at least the next twelve months.

We cannot assure you, however, that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or that future borrowings will be available under the existing senior secured credit facility in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including the existing senior secured credit facility, the 10.25% senior discount notes, the 8.25% senior subordinated notes and the notes, on commercially reasonable terms or at all.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture governing the notes.

Upon the occurrence of certain specific kinds of change of control events, we are required to offer to repurchase all outstanding notes at 101% of the principal amount thereof plus accrued and unpaid interest and Special Interest, if any, to the date of repurchase. Our failure to purchase, or give notice of purchase of, the notes would be a default under the indenture. In addition, a change of control may constitute an event of default under the existing senior secured credit facility and may trigger an obligation to repurchase the 8.25% senior subordinated notes and the 10.25% senior discount notes under the 8.25% senior subordinated notes indenture and the 10.25% senior discount notes indenture, respectively. A default under the existing senior secured credit facility would result in an event of default under the indenture, the 8.25% senior subordinated notes indenture and the 10.25% senior discount notes indenture if the lenders accelerate the debt under such instrument. If a change of control occurs, we may not have enough assets to satisfy all obligations under the existing senior secured credit facility, the 8.25% senior subordinated notes indenture, the 10.25% senior discount notes indenture and the indenture governing the notes. Upon the occurrence of a change of control we would seek to refinance the indebtedness under the existing senior secured credit facility, the 8.25% senior subordinated notes indenture, the 10.25% senior discount notes indenture and the indenture related to the notes or obtain a waiver from the lenders, the holders of the 8.25% senior subordinated notes, the holders of the 10.25% senior discount notes or you as a holder of the notes. We cannot assure you, however, that we would be able to obtain a waiver or refinance our indebtedness on commercially reasonable terms, if at all. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a “Change of Control” under the indenture governing the notes. See “Description of Exchange Notes—Repurchase at the Option of Holders—Change of Control.”

You will be required to include original issue discount in your gross income for federal income tax purposes.

The notes are treated as debt instruments subject to the contingent payment debt regulations. As a result, original issue discount accrued on the notes from the issue date on a constant yield to maturity basis and a holder is required to include amounts in income, as original issue discount, in advance of the payments such holder receives on the notes. In addition, a holder will recognize ordinary income, if any, upon a sale, exchange, repurchase or redemption of the notes at a gain. Holders are urged to consult their own tax advisors as to the U.S. federal, state and other tax consequences of acquiring, owning and disposing of the notes. See “Material Federal Income Tax Considerations.”

The notes are considered “applicable high yield discount obligations,” which may reduce the amount of cash available to us to meet our obligations under the notes.

The notes are considered “applicable high yield discount obligations.” As a result, we are not allowed to take a deduction for interest (including original issue discount) accrued on the notes for U.S. federal income tax purposes until such time as we actually pay such interest (including original issue discount) in cash or in other property (other than certain debt or equity). Moreover, the yield-to-maturity on the notes will exceed the sum of the applicable federal rate plus six percentage points. As a result, we will lose our deduction for the interest (including original issue discount) accrued on the notes to the extent attributable to such excess for U.S. federal income tax purposes. The deferral of deductions and loss of a portion of deductions for payments of interest and original issue discount on the notes described above could reduce the amount of cash available to us to meet our obligations under the notes.

A bankruptcy may limit the total amount you will receive on our notes.

If a bankruptcy case is commenced by or against American Achievement Group Holding Corp. under the United States Bankruptcy Code after the issuance of notes, the claim of a holder of any of the notes with respect to the principal amount thereof may be limited to an amount equal to the sum of:

•	the initial offering price allocable to the notes; and

•	that portion of the original issue discount which is not deemed to constitute “unmatured interest” for purposes of the Bankruptcy Code.

Any original issue discount that had not accreted as of any such bankruptcy filing would constitute “unmatured interest.”

Restrictions in the indentures governing the notes, the 10.25% senior discount notes and the 8.25% senior subordinated notes, and the existing senior secured credit facility may prevent us from taking actions that we believe would be in the best interest of our business.

The indentures governing the notes, the 10.25% senior discount notes and the 8.25% senior subordinated notes and the existing senior secured credit facility contain customary restrictions on us or our subsidiaries, including covenants that restrict us or our subsidiaries, as the case may be, from:

•	incurring additional indebtedness and issuing preferred stock;

•	granting liens on our assets;

•	making investments;

•	consolidating or merging with, or acquiring, another business;

•	selling or otherwise disposing of our assets;

•	paying dividends and making other distributions with respect to our capital stock, or purchasing, redeeming or retiring our capital stock;

•	entering into transactions with our affiliates; and

•	entering into sale and leaseback transactions.

The existing senior secured credit facility also requires that American Achievement Corporation meet specified financial ratios. These restrictions may prevent us from taking actions that we believe would be in the best interest of our business, and may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted.

Federal and state statutes allow courts, under specific circumstances, to void the notes and require note holders to return payments received from us.

Our issuance of the notes may be subject to review under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws. While the relevant laws may vary from state to state, under such laws, the issuance of the notes could be voided, or claims in respect of the notes could be subordinated to all other debts of American Achievement Group Holding Corp. if, among other things, American Achievement Group Holding Corp., at the time it incurred the indebtedness:

•	received less than reasonably equivalent value or fair consideration for the incurrence of such indebtedness; and

•	was insolvent or rendered insolvent by reason of such incurrence; or

•	was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

In addition, any payment by us pursuant to the notes, could be voided and required to be returned to us.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, American Achievement Group Holding Corp. would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets; or

•	if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

On the basis of historical financial information, recent operating history and other factors, we believe that American Achievement Group Holding Corp., following the issuance of the notes, was not insolvent, did not have unreasonably small capital for the business in which it is engaged and did not have debts beyond its ability to pay such debts as they mature. We cannot assure you, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

If an active trading market does not develop for the notes, you may not be able to resell them.

Although the notes are eligible for trading in The PORTALSM Market, an active trading market may not develop for the notes. If no active trading market develops, you may not be able to resell your notes at their fair market value or at all. Future trading prices of the notes depend on many factors, including, among other things, our ability to effect this exchange offer, prevailing interest rates, our operating results and the market for similar securities. We have been informed by the initial purchasers of the outstanding notes that they currently intend to make a market in the notes. However, the initial purchasers of the outstanding notes may cease their market-making at any time and without notice. We do not intend to apply for listing the notes on any securities exchange.

Our stockholders’ interests may conflict with yours.

An investor group led by Fenway Partners Capital Fund II, L.P. owns substantially all of American Achievement Group Holding Corp.’s outstanding stock. As a result, these investors are in a position to control all matters affecting us, including controlling decisions made by our board of directors, such as the approval of acquisitions and other extraordinary business transactions, the appointment of members of our management and the approval of mergers or sales of substantially all of our assets. The interests of these investors in exercising control over our business may conflict with your interests as a holder of the notes.

Risks Related to Our Business

If we are unable to maintain our business or further implement our business strategy, our business and financial condition could be adversely affected.

Our ability to meet our debt service and other obligations depends in significant part on how successful we are in maintaining our business and further implementing our business strategy. Our business plan envisions several long-term growth initiatives, including the development of new products. We may not be able to do either of the foregoing and the anticipated results of our strategy may not be realized. The components of our strategy are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. If we are unable to continue to successfully maintain our business and implement our business strategy, our long-term growth and profitability may be adversely affected.

In addition, the business strategy that we intend to pursue is based on our operations and strategic planning process. We may decide to alter or discontinue parts of this strategy or may adopt alternative or additional strategies. The strategies implemented may not be successful and may not improve our operating results. Further, other conditions may occur, including increased competition, which may offset any improved operating results attributable to our business strategy.

We face significant competition from other national competitors.

We face strong competition for most of our principal products. The class ring and yearbook markets are highly concentrated and consist primarily of a few national manufacturers (of which we are one) and, to a significantly lesser extent, small regional competitors. Our recognition and affinity products compete with one national manufacturer and, to a lesser extent, with various other companies. We may not be able to compete successfully with our competitors, some of whom may have greater resources, including financial resources, than we have.

Increased prices for raw materials or finished goods used in our products could adversely affect our profitability or revenues.

Numerous raw materials are used in the manufacture of our products. Gold, precious, semi-precious and synthetic stones, paper products and ink comprise the bulk of the raw materials we utilize in the largest segments of our business. Prices of these materials, especially gold, continually fluctuate. Although we engage in hedging transactions to moderate the impact of gold price fluctuations, there can be no assurance that we will be able to hedge in the future on similar economic terms, or that any of the hedges we enter into will be effective. Any material long-term increase in the price of one or more of our raw materials could have an adverse impact on our cost of sales. In addition, we may be unable to pass on the increased costs to our customers. Our inability to pass on these increased costs could adversely affect our results of operations, financial condition and cash flow.

Currency exchange rate fluctuations may adversely affect our results of operations.

We are subject to market risk associated with foreign currency exchange rates. We purchase the majority of our semi-precious stones from a single supplier in Germany, and the prices for these products are denominated in Euros. In order to hedge market risk, we have from time-to-time purchased forward currency contracts, however, during the fiscal 2005, we did not purchase any Euro forward contracts and did not have any such contracts outstanding. Each ten percent change in the Euro exchange rate would result in a $0.5 million change in cost of goods sold, assuming stone purchase levels approximate those levels in the fiscal 2005. An unfavorable change in the exchange rates would adversely affect our results of operations.

We are vulnerable to fluctuations in the price of gold, which could adversely affect our results of operations.

Our operating results are substantially dependent upon the market price of gold. We have no control over gold prices, which can fluctuate widely and are affected by numerous factors, such as supply and demand and investor sentiment. We will at times, enter into forward sale contracts and/ or, put/ call option contracts to hedge the effects of price fluctuations. We continually evaluate the potential benefits of engaging in these strategies based on current market conditions. We may be exposed to nonperformance by counterparties or, during periods of significant price fluctuation, margin calls as a result of our hedging activities. Each ten percent change in the price of gold would result in a $2.2 million change in cost of goods sold, assuming gold purchase levels approximate the levels in the fiscal year 2005. An unfavorable change in the cost of gold, or an improper hedging strategy, would adversely affect our results of operations.

Many of our products or components of our products are provided by a limited number of third-party suppliers.

Virtually all of the synthetic and semi-precious stones used in our class rings are purchased from a single supplier. We believe that most of the class ring manufacturers in the United States purchase substantially all of these types of stones from this supplier. If this supplier was unable to supply us with stones, or if this supplier’s inventory of stones significantly decreased, our ability to manufacture rings featuring these stones would be adversely affected. If we were required to secure a new source for these stones, we might not be able to do so on terms as favorable as our current terms, which could adversely affect our results of operations and financial condition. Even if acceptable alternatives were found, the process of locating and securing such alternatives might be disruptive to our business. Extended unavailability of a necessary raw material or finished good could cause us to cease manufacturing one or more products for a period of time.

Investigations involving certain sources of nominations to our achievement publications may impact our business if those sources become unavailable.

We obtain nominations for our achievement publications from a wide variety of commercial and non-commercial sources, which we continuously update. One company that supplies a significant number of nominees to us for inclusion in our Who’s Who Among American High School Students publication has received an inquiry from the U.S. Federal Trade Commission, or FTC, relating to its supplying names and other personal information of high school students to commercial marketers. We have received a request from the FTC for information relating to this matter and are complying with this request.

In 2002, ECI was advised that a group of up to 30 state attorneys general offices was investigating student privacy issues. ECI was one of the companies from which this group sought information.

During September and October of 2003, ECI received subpoenas or civil investigative demands from eleven states. To our knowledge, no formal sanctions have been proposed or imposed against ECI by any of these states. After responding to these states’ subpoenas and requests for information, ECI has heard nothing further regarding this matter for over 3 years. Due to the preliminary investigative nature of this, we are unable to assess the likelihood of an unfavorable outcome or to estimate the amount or range of possible loss to ECI, if any.

We believe that, if we were not able to obtain nominees from this source for any reason, we would be able to obtain the same quantity of nominees from a number of alternate sources. However, this may not be the case, and the cost of obtaining such information could be higher than our current cost.

Our future operating results are dependent on maintaining our relationships with our sales representatives.

We rely on the efforts and abilities of our network of sales representatives to sell our class ring, yearbook and graduation products. Most of our relationships with customers and schools are cultivated and maintained by our sales representatives. If we were to lose a significant number of our sales representatives, it could adversely affect our results of operations, financial condition, and cash flow.

Our performance may fluctuate with the financial condition of our retail customers.

A significant portion of our jewelry products are sold through major retail stores, including mass merchandisers, jewelry store chains and independent jewelry stores. As a result, our business and financial results may be adversely impacted by adverse changes in the financial conditions of these retailers, the retail industry generally and the economy overall. Specifically, bankruptcy filings by these retailers could adversely affect our results of operations, financial condition and cash flow.

The seasonality of our sales may have an adverse effect on our operations and our ability to service our debt.

Our scholastic products business experiences strong seasonal business swings that correspond to the typical U.S. academic year. Class ring and achievement publication sales are highest during October through December, yearbook sales are highest during May and June and graduation product sales are highest during February through April. If our sales were to fall substantially below what we would normally expect during these periods, our annual financial results would be adversely impacted and our ability to service our debt, including our ability to make interest payments on the notes, could also be adversely affected.

We are subject to environmental laws and regulations that could impose substantial costs upon us and may adversely affect our financial results and our ability to service our debt.

We are subject to applicable federal, state and local laws, ordinances and regulations that establish various health and environmental quality standards. Past and present manufacturing operations subject us to environmental laws and regulations that seek to protect human health or the environment governing, among other things, the use, handling and disposal or recycling of, or exposure to, hazardous or toxic substances, the remediation of contaminated sites, emissions into the air and discharge of wastewaters. We believe that our business, operations and facilities are in substantial compliance with all material environmental laws and regulations, many of which provide for substantial fines and criminal sanctions for violations. We believe that we have adequate environmental insurance and indemnities to sufficiently cover any currently known material environmental liabilities. However, environmental liabilities in excess of, or not covered by, our environmental insurance and indemnities could have a material adverse affect on our results of operations, financial condition and cash flow.

Our business could be adversely affected by unforeseen economic and political conditions.

Although we believe that growth in the scholastic products market is determined primarily by demographics, we are not fully insulated against economic downturns and unforeseen economic conditions. A weakening of the U.S. economy, an increase in the unemployment rate, decreased consumer disposable income, decreased consumer confidence in the economy and other economic factors could adversely effect our results of operations, financial condition and cash flow.

We rely on proprietary rights which may not be adequately protected.

Our efforts to protect and defend our intellectual property rights may not be successful, and the costs associated with protecting our rights in certain jurisdictions could be extensive. The loss or reduction of any of our significant proprietary rights could hurt our ability to distinguish our products from competitors’ products and retain our leading market shares.

We depend on numerous complex information systems, and any failure to successfully maintain those systems or implement new systems could materially harm our operations.

We depend upon numerous information systems for operational and financial information and billing operations. We may not be able to maintain or enhance existing or implement new information systems. We intend to continue to invest in and administer sophisticated management information systems, and we may experience unanticipated delays, complications and expenses in implementing, integrating and operating our systems. Furthermore, our information systems may require modifications, improvements or replacements that may require substantial expenditures and may require interruptions in operations during periods of implementation. Moreover, implementation of these systems is subject to the availability of information technology and skilled personnel to assist us in creating and implementing the systems. The failure to successfully implement and maintain operational, financial, testing and billing information systems could have an adverse effect on our results of operations, financial condition and cash flow.

INDUSTRY AND MARKET DATA

Industry and market data, including all market share data, used throughout this prospectus was obtained from our own research and estimates. While we believe internal company estimates are reliable and market definitions are appropriate, they have not been verified by any independent sources. Throughout this prospectus, references to specific markets in which we compete are to such markets in the United States and all market share data is calculated as a percentage of units sold in the applicable market.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements,” which are subject to a number of risks and uncertainties, many of which are beyond our control. Forward-looking statements are typically identified by the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and similar expressions. Actual results could differ materially from those contemplated by these forward-looking statements as a result of factors such as those described under “Risk Factors.” In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking information contained in this prospectus will in fact transpire. Readers are cautioned not to place undue reliance on these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements.

REGISTERED TRADEMARKS

The following items referred to in this prospectus are registered pursuant to applicable intellectual property laws and are the property of the issuer or its subsidiaries: “ArtCarved,” “Balfour,” “Class Rings, Ltd,” “Keystone,” “Master Class Rings,” “R. Johns,” “Keepsake,” “Taylor Publishing,” “Who’s Who,” “The National Dean’s List,” “Celebrations of Life,” “Generations of Love,” “Namesake” and the various logos related to the foregoing brands.

THE EXCHANGE OFFER

General

Concurrently with the sale of the outstanding notes on June 12, 2006, we entered into a registration rights agreement with the initial purchasers of the outstanding notes, which requires us to file a registration statement under the Securities Act with respect to the exchange notes and, upon the effectiveness of the registration statement, offer to the holders of the outstanding notes the opportunity to exchange their outstanding notes for a like principal amount of exchange notes. The exchange notes will be issued without a restrictive legend and generally may be reoffered and resold without registration under the Securities Act. The registration rights agreement further provides that we must cause the registration statement to be declared effective within 240 days of the issue date of the outstanding notes and must consummate the exchange offer within 40 business days after the effective date of our registration statement.

Except as described below, upon the completion of the exchange offer, our obligations with respect to the registration of the outstanding notes and the exchange notes will terminate. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part. Following the completion of the exchange offer, holders of outstanding notes not tendered will not have any further registration rights other than as set forth in the paragraphs below, and the outstanding notes will continue to be subject to certain restrictions on transfer.

In order to participate in the exchange offer, a holder must represent to us, among other things, that:

•	the exchange notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the holder;

•	the holder is not engaging in and does not intend to engage in a distribution of the exchange notes;

•	the holder does not have an arrangement or understanding with any person to participate in the distribution of the exchange notes;

•	the holder is not an “affiliate,” as defined under Rule 405 under the Securities Act, of American Achievement Group Holding Corp.; and

•	if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for outstanding notes that were acquired as a result of market-making or other trading activities, then the holder will deliver a prospectus in connection with any resale of such exchange notes.

Under certain circumstances specified in the registration rights agreement, we may be required to file a “shelf” registration statement for a continuous offer in connection with the outstanding notes pursuant to Rule 415 under the Securities Act.

Based on an interpretation by the SEC’s staff set forth in no-action letters issued to third parties unrelated to us, we believe that, with the exceptions set forth below, exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by the holder of exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, unless the holder:

•	is an “affiliate,” within the meaning of Rule 405 under the Securities Act, of American Achievement Group Holding Corp.;

•	is a broker-dealer who purchased outstanding notes directly from us for resale under Rule 144A or Regulation S or any other available exemption under the Securities Act;

•	acquired the exchange notes other than in the ordinary course of the holder’s business;

•	has an arrangement with any person to engage in the distribution of the exchange notes; or

•	is prohibited by any law or policy of the SEC from participating in the exchange offer.

Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes cannot rely on this interpretation by the SEC’s staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange note. See “Plan of Distribution.” Broker-dealers who acquired outstanding notes directly from us and not as a result of market making activities or other trading activities may not rely on the staff’s interpretations discussed above or participate in the exchange offer, and must comply with the prospectus delivery requirements of the Securities Act in order to sell the outstanding notes.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all outstanding notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on             , 2006, or such date and time to which we extend the offer. We will issue $1,000 in principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes accepted in the exchange offer. Holders may tender some or all of their outstanding notes pursuant to the exchange offer. However, outstanding notes may be tendered only in integral multiples of $1,000 in principal amount.

The exchange notes will evidence the same debt as the outstanding notes and will be issued under the terms of, and entitled to the benefits of, the indenture relating to the outstanding notes.

As of the date of this prospectus, $150.0 million in aggregate principal amount of notes were outstanding, and there was one registered holder, a nominee of the Depository Trust Company. This prospectus, together with the letter of transmittal, is being sent to the registered holder and to others believed to have beneficial interests in the outstanding notes. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated under the Exchange Act.

We will be deemed to have accepted validly tendered outstanding notes when, as and if we have given oral or written notice thereof to U.S. Bank, National Association, the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us. If any tendered outstanding notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth under the heading “—Conditions to the Exchange Offer” or otherwise, certificates for any such unaccepted outstanding notes will be returned, without expense, to the tendering holder of those outstanding notes as promptly as practicable after the expiration date unless the exchange offer is extended.

Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes in the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, applicable to the exchange offer. See “—Fees and Expenses.”

Expiration Date; Extensions; Amendments

The expiration date shall be 5:00 p.m., New York City time, on             , 2006, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date shall be the latest date and time to which the exchange offer is extended. In order to extend the exchange offer, we will notify the exchange agent and each registered holder of any extension by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date and will also disseminate notice of any extension by press release or other public announcement prior to 9:00 a.m., New York City time. We reserve the right, in our sole discretion:

•	to delay accepting any outstanding notes, to extend the exchange offer or, if any of the conditions set forth under “Conditions to the Exchange Offer” shall not have been satisfied, to terminate the exchange offer, by giving oral or written notice of that delay, extension or termination to the exchange agent, or

•	to amend the terms of the exchange offer in any manner.

In the event that we make a fundamental change to the terms of the exchange offer, we will file a post-effective amendment to the registration statement.

Procedures for Tendering

Only a holder of outstanding notes may tender the outstanding notes in the exchange offer. Except as set forth under “—Book-Entry Transfer,” to tender in the exchange offer a holder must complete, sign and date the letter of transmittal, or a copy of the letter of transmittal, have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal and mail or otherwise deliver the letter of transmittal or copy to the exchange agent prior to the expiration date. In addition:

•	certificates for the outstanding notes must be received by the exchange agent along with the letter of transmittal prior to the expiration date, or

•	a timely confirmation of a book-entry transfer, or a book-entry confirmation, of the outstanding notes, if that procedure is available, into the exchange agent’s account at The Depository Trust Company, which we refer to as the book-entry transfer facility, following the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date, or you must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the letter of transmittal and the required documents must be received by the exchange agent at the address set forth under “—Exchange Agent” prior to the expiration date.

Your tender, if not withdrawn prior to 5:00 p.m., New York City time, on the expiration date, will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

The method of delivery of outstanding notes and the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Instead of delivery by mail, it is recommended that you use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. No letter of transmittal or outstanding notes should be sent to us. You may request your broker, dealer, commercial bank, trust company or nominee to effect these transactions for you.

Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner’s behalf. If the beneficial owner wishes to tender on its own behalf, the beneficial owner must, prior to completing and executing the letter of transmittal and delivering the owner’s outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in the beneficial owner’s name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act unless outstanding notes tendered pursuant thereto are tendered:

•	by a registered holder who has not completed the box entitled “Special Registration Instruction” or “Special Delivery Instructions” on the letter of transmittal, or

•	for the account of an eligible guarantor institution.

If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by any eligible guarantor institution that is a member of or participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or an eligible guarantor institution.

If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed in the letter of transmittal, the outstanding notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as that registered holder’s name appears on the outstanding notes.

If the letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact or officers, persons should so indicate when signing, and evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal unless waived by us.

All questions as to the validity, form, eligibility, including time of receipt, acceptance, and withdrawal of tendered outstanding notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all outstanding notes not properly tendered or any outstanding notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of outstanding notes, neither we, the exchange agent, nor any other person shall incur any liability for failure to give that notification. Tenders of outstanding notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date, unless the exchange offer is extended.

In addition, we reserve the right in our sole discretion to purchase or make offers for any outstanding notes that remain outstanding after the expiration date or, as set forth under “—Conditions to the Exchange Offer,” to terminate the exchange offer and, to the extent permitted by applicable law, purchase outstanding notes in the open market, in privately negotiated transactions, or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

In all cases, issuance of exchange notes for outstanding notes that are accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of certificates for such outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent’s account at the book-entry transfer facility, a properly completed and duly executed letter of transmittal or, with respect to The Depository Trust Company and its participants, electronic instructions in which the tendering holder acknowledges its receipt of and agreement to be bound by the letter of transmittal, and all other required documents. If any tendered outstanding notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if outstanding notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged outstanding notes will be returned without expense to the tendering holder or, in the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at the book-entry transfer facility according to the book-entry transfer procedures described below, those non-exchanged outstanding notes will be credited to an account maintained with that book-entry transfer facility, in each case, as promptly as practicable after the expiration or termination of the exchange offer.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where those outstanding notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. See “Plan of Distribution.”

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the outstanding notes at the book-entry transfer facility for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in the book-entry transfer facility’s systems may make book-entry delivery of outstanding notes being tendered by causing the book-entry transfer facility to transfer such outstanding notes into the exchange agent’s account at the book-entry transfer facility in accordance with that book-entry transfer facility’s procedures for transfer. However, although delivery of outstanding notes may be effected through book-entry transfer at the book-entry transfer facility, the letter of transmittal or copy of the letter of transmittal, with any required signature guarantees and any other required documents, must, in any case other than as set forth in the following paragraph, be transmitted to and received by the exchange agent at the address set forth under “—Exchange Agent” on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

The Depository Trust Company’s Automated Tender Offer Program is the only method of processing exchange offers through The Depository Trust Company. To accept the exchange offer through the Automated Tender Offer Program, participants in The Depository Trust Company must send electronic instructions to The Depository Trust Company through The Depository Trust Company’s communication system instead of sending a signed, hard copy letter of transmittal. The Depository Trust Company is obligated to communicate those electronic instructions to the exchange agent. To tender outstanding notes through the Automated Tender Offer Program, the electronic instructions sent to The Depository Trust Company and transmitted by The Depository Trust Company to the exchange agent must contain the character by which the participant acknowledges its receipt of and agrees to be bound by the letter of transmittal.

Guaranteed Delivery Procedures

If a registered holder of the outstanding notes desires to tender outstanding notes and the outstanding notes are not immediately available, or time will not permit that holder’s outstanding notes or other required documents to reach the exchange agent prior to 5:00 p.m., New York City time, on the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the tender is made through an eligible guarantor institution;

•	prior to 5:00 p.m., New York City time, on the expiration date, the exchange agent receives from that eligible guarantor institution a properly completed and duly executed letter of transmittal or a facsimile of a duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, by telegram, telex, fax transmission, mail or hand delivery, setting forth the name and address of the holder of outstanding notes and the amount of the outstanding notes tendered and stating that the tender is being made by guaranteed delivery, the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, will be deposited by the eligible guarantor institution with the exchange agent; and

•	the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, are received by the exchange agent within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

Tenders of outstanding notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

For a withdrawal of a tender of outstanding notes to be effective, a written or, for The Depository Trust Company participants, electronic Automated Tender Offer Program transmission, notice of withdrawal, must be received by the exchange agent at its address set forth under “—Exchange Agent” prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must:

•	specify the name of the person having deposited the outstanding notes to be withdrawn, whom we refer to as the depositor;

•	identify the outstanding notes to be withdrawn, including the certificate number or numbers and principal amount of such outstanding notes;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which such outstanding notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee register the transfer of such outstanding notes into the name of the person withdrawing the tender; and

•	specify the name in which any such outstanding notes are to be registered, if different from that of the depositor.

All questions as to the validity, form, eligibility and time of receipt of such notices will be determined by us, whose determination shall be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any outstanding notes which have been tendered for exchange, but which are not exchanged for any reason, will be returned to the holder of those outstanding notes without cost to that holder as soon as practicable after withdrawal, rejection of tender, or termination of the exchange offer. Properly withdrawn outstanding notes may be retendered by following one of the procedures under “—Procedures for Tendering” at any time on or prior to the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes and may terminate or amend the exchange offer if at any time before the acceptance of those outstanding notes for exchange or the exchange of the exchange notes for those outstanding notes, we determine that the exchange offer violates applicable law, any applicable interpretation of the staff of the SEC or any order of any governmental agency or court of competent jurisdiction.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our sole discretion. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of those rights and each of those rights shall be deemed an ongoing right which may be asserted at any time and from time to time.

In addition, we will not accept for exchange any outstanding notes tendered, and no exchange notes will be issued in exchange for those outstanding notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939. In any of those events we are required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

Effect of Not Tendering

Holders of outstanding notes who do not exchange their outstanding notes for exchange notes in the exchange offer will remain subject to the restrictions on transfer of such outstanding notes:

•	as set forth in the legend printed on the outstanding notes as a consequence of the issuance of the outstanding notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	otherwise set forth in the offering memorandum distributed in connection with the private offering of the outstanding notes.

Exchange Agent

All executed letters of transmittal should be directed to the exchange agent. U.S. Bank National Association has been appointed as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

By Mail, Hand Delivery or Facsimile:	U.S. Bank National Association West Side Flats Operations Center St. Paul, Minnesota 55107 Facsimile Transmission: (651) 495-8158 Confirm by Telephone: (800) 934-6802

Originals of all documents sent by facsimile should be sent promptly by registered or certified mail, by hand or by overnight delivery service.

Fees and Expenses

We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by our officers and employees. The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us and will include fees and expenses of the exchange agent, accounting, legal, printing and related fees and expenses.

Transfer Taxes

Holders who tender their outstanding notes for exchange will not be obligated to pay any transfer taxes in connection with that tender or exchange, except that holders who instruct us to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax on those outstanding notes.

USE OF PROCEEDS

This exchange offer is intended to satisfy our obligations under the registration rights agreement, dated June 12, 2006, by and among us and the initial purchasers of the outstanding notes. We will not receive any proceeds from the issuance of the exchange notes in the exchange offer. In exchange for the exchange notes, we will receive outstanding notes in like principal amount. We will retire or cancel all of the outstanding notes tendered in the exchange offer. Accordingly, issuance of the exchange notes will not result in any change in our capitalization.

On June 12, 2006, we issued and sold the outstanding notes. The net proceeds from that offering were approximately $141.0 million, after deducting estimated fees and expenses related to the offering. American Achievement Group Holding Corp. used the net proceeds from that offering to make a distribution to its stockholders

CAPITALIZATION

The following table sets forth our capitalization as of May 27, 2006 on an actual basis and on a pro forma basis to reflect the issuance of the notes. The information in this table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and accompanying notes thereto appearing elsewhere in this prospectus.

	As of May 27, 2006
	Actual	Pro Forma
	(in millions)	(in millions)
Debt:
The existing senior secured credit facility:
Revolving loan(1)	$—	$—
Term loan	106.8	106.8
8.25% notes	150.0	150.0
10.25% notes	104.2	104.2
Mandatory redeemable preferred stock	7.5	7.5
12.75% notes	—	150.0
Other debt(2)	6.8	6.8

Total debt	375.3	525.3
Total stockholders’ equity	33.3	(107.3)

Total capitalization	$408.6	$418.0

(1)	The aggregate revolving loan availability under the existing senior secured credit facility is $40.0 million. This availability has been further reduced by approximately $2.0 million of letters of credit that were outstanding on May 27, 2006 and are expected to be outstanding on the closing date.
(2)	Other debt consists of bank overdrafts and capital leases.

SELECTED FINANCIAL INFORMATION AND OTHER DATA

The following table presents selected historical financial and other data for American Achievement Corporation for periods ending prior to the fiscal year ended 2005 and AAC Group Holding Corp. for the fiscal year ended 2005 and all subsequent periods and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus. The selected historical consolidated financial and other data set forth below for, and as of the end of, the fiscal years ended August 25, 2001, August 31, 2002, August 30, 2003 and the period from August 31, 2003 to March 25, 2004, have been derived from audited consolidated financial statements of the Predecessor. The selected historical consolidated financial and other data presented below for, and as of the end of, the period from March 26, 2004 to August 28, 2004 and for the fiscal year ended August 27, 2005 have been derived from the Successor audited consolidated financial statements. The selected historical condensed consolidated financial and other data set forth below for, and as of the end of the nine months ended May 28, 2005 and May 27, 2006, respectively, have been derived from the Successor unaudited consolidated financial statements.

	Predecessor				Successor
	Fiscal Year Ended			For The Period August 31, 2003 through March 25, 2004(3)	For The Period March 26, 2004 through August 28, 2004(4)	For The Fiscal Year Ended August 27, 2005	For The Nine Months Ended May 28, 2005	For The Nine Months Ended May 27, 2006
	August 25, 2001(1)	August 31, 2002(2)	August 30, 2003
	(dollars in thousands)
Statement of Operations Data:
Net Sales	$281,053	$304,378	$308,431	$146,721	$167,350	$313,788	$259,228	$257,733
Cost of sales	142,164	146,898	139,170	59,857	83,521	134,375	106,993	103,336

Gross profit	138,889	157,480	169,261	86,864	83,829	179,413	152,235	154,397
Selling, general and administrative expenses	119,972	129,734	129,423	74,992	62,647	144,592	115,208	111,658
(Gain) loss on early extinguishment of debt	—	5,650	—	—	—	—	—	—

Operating income	18,917	22,096	39,838	11,872	21,182	34,821	37,027	42,739
Interest expense, net	22,846	26,026	28,940	16,455	10,257	31,271	23,066	25,942
Other expense	—	2,783	—	—	—	—	—	—

Income (loss) before income taxes	(3,929)	(6,713)	10,898	(4,583)	10,925	3,550	13,961	16,797
Provision (benefit) for income taxes	(1,443)	(1,171)	132	—	4,459	1,738	6,082	7,358
Cumulative effect of change in accounting principle—loss	1,835	—	—	—	—	—	—	—

Net Income (loss)	$(4,321)	$(5,542)	$10,766	$(4,583)	$6,466	$1,812	$7,879	$9,439

Balance Sheet Data (at end of period):
Total assets	$384,971	$401,626	$395,501	$553,589	$530,986	$512,936	$549,793	$539,797
Total debt(5)	228,223	246,509	233,805	319,985	320,337	392,222	397,557	375,260
Total stockholders’ equity	70,828	65,254	71,843	102,046	108,512	23,818	30,841	33,257
Other Data:
EBITDA(6)	$34,668	$39,025	$53,987	$20,402	$31,526	$60,102	$56,002	$61,871
Capital expenditures	7,499	14,247	11,243	12,793	3,665	12,795	9,755	10,878
Depreciation and amortization	17,586	19,712	14,149	8,530	10,344	25,281	18,975	19,132
Ratio of earnings to fixed charges(7)	—	—	1.36x	—	2.03x	1.11x	1.59x	1.63x

(1)	Includes the results of operations for ECI, from March 30, 2001, the date of our acquisition of ECI. ECI sales are highly seasonal.
(2)	Includes the results of operations for Milestone Marketing from July 15, 2002, the date of our acquisition of Milestone Marketing.
(3)	Includes the results of operations for C-B Graduation Announcements from January 30, 2004, the date of our acquisition of C-B Graduation Announcements.
(4)	During the period from March 26, 2004 to August 28, 2004, we recognized in our consolidated statement of operations approximately $6.4 million of excess purchase price allocated to inventory as cost of sales and approximately $4.3 million of additional amortization expense of intangible assets as selling, general and administrative expenses, as compared to our historical basis of accounting prior to the Merger.
(5)	Total includes all borrowings outstanding under the notes, credit facilities, bank overdrafts and capital lease obligations.
(6)	EBITDA represents net income (loss) before interest expense, income taxes, depreciation and amortization. EBITDA does not represent net income or cash flows from operations, as these terms are defined under generally accepted accounting principles, and should not be considered as an alternative to net income as an indicator of our operating performance or to cash flows as a measure of liquidity.

A reconciliation of net income (loss) to EBITDA is included below:

	Predecessor				Successor
	Fiscal Year Ended			For The Period August 31, 2003 through March 25, 2004	For The Period March 26, 2004 through August 28, 2004(a)	For The Fiscal Year Ended August 27, 2005(5)	For The Nine Months Ended May 28, 2005	For The Nine Months Ended May 27, 2006
	August 25, 2001	August 31, 2002	August 30, 2003
	(dollars in thousands)
Net income (loss)	$(4,321)	$(5,542)	$10,766	$(4,583)	$6,466	$1,812	$7,879	$9,439

Interest expense, net	22,846	26,026	28,940	16,455	10,257	31,271	23,066	25,942
Provision (benefit) for income taxes	(1,443)	(1,171)	132	—	4,459	1,738	6,082	7,358
Depreciation and amortization expense	17,586	19,712	14,149	8,530	10,344	25,281	18,975	19,132

EBITDA(b)	$34,668	$39,025	$53,987	$20,402	$31,526	$60,102	$56,002	$61,871

Change in assets and liabilities	(6,761)	1,808	(92)	35,227	(23,970)	(335)	(13,085)	(8,261)
Deferred income taxes	—	—	—	—	4,309	1,521	5,900	6,949
Interest expense, net	(22,846)	(26,026)	(28,940)	(16,455)	(10,257)	(31,271)	(23,066)	(25,942)
Income tax (provision) benefit	1,443	1,171	(132)	—	(4,459)	(1,738)	(6,082)	(7,358)
Amortization of debt discount and deferred financing fees	1,534	1,355	2,051	1,197	629	1,882	1,430	1,471
Accretion of interest on 10.25% senior discount notes	—	—	—	—	—	7,387	4,992	7,514
Provision for doubtful accounts	383	145	(376)	(144)	(236)	(107)	574	331
Loss on sale of plant, property and equipment	—	—	—	—	—	—	—	90
Cumulative effect on change in accounting principle	1,835	—	—	—	—	—	—	—
Loss on extinguishment of debt	—	5,650	—	—	—	—	—	—
Unrealized loss on free-standing derivative	—	182	—	—	—	—	—	—

Net cash provided by (used in) operating activities	$10,256	$23,310	$26,498	$40,227	$(2,458)	$37,441	$26,665	$36,665

(a)	During the period from March 26, 2004 to August 28, 2004, we recognized in our consolidated statement of operations approximately $6.4 million of excess purchase price allocated to inventory as cost of sales and approximately $4.3 million of additional amortization expense of intangible assets as selling, general and administrative expenses, as compared to our historical basis of accounting prior to the March 2004 Transactions.
(b)	We consider EBITDA to be a key indicator of operating performance as it and similar measures are instrumental in the determination of compliance with certain financial covenants in the existing senior secured credit facility, and is used by our management in the calculation of the aggregate fee payable under our management agreement and in determining compensation for certain of our employees. EBITDA is not defined under GAAP and has important limitations as an analytical tool. For example, EBITDA: (i) does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments; (ii) does not reflect changes in, or cash requirements for, our working capital needs; (iii) does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts; (iv) excludes tax payments that represent a reduction in cash available to us; and (v) does not reflect any cash requirements for the assets being depreciated and amortized that may have to be replaced in the future. You should not consider EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP.
(7)	For purposes of calculating the ratio of earnings to fixed charges, earnings represent net income (loss) before income tax expense plus fixed charges. Fixed charges consist of total interest expense and a one-fourth portion of operating lease expenses that management believes is representative of the interest component of rent pursuant to our operating leases. Our earnings were insufficient to cover fixed charges by approximately $3.9 million, $6.7 million and $4.6 million for the fiscal years ended August 25, 2001 and August 31, 2002 and for the period from August 31, 2003 through March 25, 2004, respectively.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

The following unaudited pro forma condensed consolidated financial data has been derived by the application of pro forma adjustments to our historical consolidated financial statements. The unaudited pro forma condensed consolidated balance sheet as of May 27, 2006, gives effect to the offering of the notes and the application of the proceeds therefrom, as if it occurred as of May 27, 2006. The unaudited pro forma condensed consolidated statement of operations for the nine months ended May 27, 2006 give effect to the offering of the notes and the application of the proceeds therefrom, as if such events occurred as of the beginning of such period. The unaudited pro forma condensed consolidated statement of operations for the twelve months ended August 27, 2005 give effect to the offering of the notes and the offering of the AAC Group Holding Corp. 10.25% senior discount notes which was consummated in November 2004 and the application of the proceeds therefrom, as if such events occurred as of the beginning of such period. The unaudited pro forma condensed consolidated financial data do not purport to represent what our results of operations or balance sheet would have been if the referenced transactions had occurred as of the dates indicated, nor are they indicative of the results for any future periods.

You should read our unaudited pro forma condensed consolidated financial statements and the related notes thereto in conjunction with our historical consolidated financial statements and the related notes thereto and other information contained in “Use of Proceeds,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

AS OF MAY 27, 2006

(Dollars in thousands)

	Historical	Adjustments		Pro Forma as of May 27, 2006
Assets
Current assets
Cash and cash equivalents	$6,300	$500	(1)	$6,800
Accounts receivable, net	71,609	—		71,609
Inventories, net	25,353	—		25,353
Prepaid expenses and other current assets, net	28,236	—		28,236

Total current assets	131,498	500		131,998
Property, plant and equipment, net	76,482	—		76,482
Goodwill and other intangible assets, net	327,730	8,964	(1)	336,694
Other assets	4,087	—		4,087

Total assets	$539,797	$9,464		$549,261

Liabilities and Stockholders’ Equity
Current liabilities
Bank overdraft	$5,025	$—		$5,025
Accounts payable	12,764	—		12,764
Customer deposits	38,985	—		38,985
Accrued expenses	38,469	—		38,469
Deferred revenue	623	—		623
Accrued interest	3,726	—		3,726
Current portion of long-term debt	1,090	—		1,090

Total current liabilities	100,682	—		100,682
Long-term debt, net of current portion	367,363	150,000	(2)	517,363
Deferred income taxes	31,826	—		31,826
Other long-term liabilities	6,669	—		6,669

Total liabilities	506,540	150,000		656,540
Stockholders’ equity(deficit)	33,257	(140,536	)(3)	(107,279)

Total liabilities and stockholders’ equity	$539,797	$9,464		$549,261

See notes to the unaudited pro forma condensed consolidated balance sheet.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

(1)	Reflects the net effect of the notes on the cash balance as follows:

(Dollars in Thousands)
Sources:
12.75% notes	$150,000
Uses:
Distribution to stockholders	$140,536
Transaction fees and costs	$8,964

Change in cash	$500

(2)	Reflects the issuance of debt as follows:

Noncurrent portion:
12.75% notes	$150,000

Adjustment to noncurrent portion of long-term debt	$150,000

(3)	American Achievement Group Holding Corp. used 100% of the net proceeds of this offering to make a distribution to its stockholders.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED MAY 27, 2006

(Dollars in thousands)

	Nine Months Ended May 27, 2006	Adjustments for the Mandatory Redeemable Series A Preferred Stock	Adjustments for the Notes	Pro Forma
Net sales	$257,733	$—	$—	$257,733
Cost of sales	103,336	—	—	103,336

Gross profit	154,397	—	—	154,397
Selling, general and administrative expense	111,658	—	—	111,658

Operating income	42,739	—	—	42,739
Interest expense	25,942	420 (3)	16,747 (1)	43,109

Income (loss) before taxes	16,797	(420)	(16,747)	(370)
(Benefit) provision for income taxes	7,358	—	(5,331)	2,027 (2)

Net income (loss)	$9,439	$(420)	$(11,416)	$(2,397)

See notes to the unaudited pro forma condensed consolidated statements of operations.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE TWELVE MONTHS ENDED AUGUST 27, 2005

(Dollars in thousands)

	Fiscal Year Ended August 27, 2005	Adjustments for the 10.25% Notes	Adjustments for the Mandatory Redeemable Series A Preferred Stock	Adjustments for the Notes	Pro Forma
Net sales	$313,788	$—	$—	$—	$313,788
Cost of sales	134,375	—	—	—	134,375

Gross profit	179,413	—	—	—	179,413
Selling, general and administrative expense	144,592	—	—	—	144,592

Operating income	34,821	—	—	—	34,821
Interest expense	31,271	2,106 (4)	1,107 (3)	22,531 (1)	57,015

Income (loss) before taxes	3,550	(2,106)	(1,107)	(22,531)	(22,194)
(Benefit) provision for income taxes	1,738	(821)	—	(7,167)	(6,250	)(2)

Net income (loss)	$1,812	$(1,285)	$(1,107)	$(15,364)	$(15,944)

See notes to the unaudited pro forma condensed consolidated statements of operations.

NOTES TO UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED STATEMENT OF OPERATIONS

(1)	The pro forma adjustment to interest expense reflects the interest expense on the notes and related debt issuance costs.

	Nine Months Ended May 27, 2006	Twelve Months Ended August 27, 2005
Estimated interest expense for notes (a)	$15,680	21,109
Estimated amortization of debt issuance costs	1,067	1,422

Pro Forma adjustment for interest expense	$16,747	$22,531

(a)	Represents pro forma interest expense calculated using an interest rate of 12.75% on the notes and assumes no increase in the interest rate during the periods presented. Includes amortization of the additional amount due at maturity. At maturity, we are required to repay the notes at a repayment price of 103.188% of the aggregate principal amount thereof, plus accrued and unpaid interest and special interest, if any, to the maturity date. See “Description of Exchange Notes—Principal Maturity and Interest.”

(2)	Represents the tax benefit of the tax deductible portion of the pro forma interest on the notes using our statutory income tax rate. A portion of the interest expense on the notes will not be deductible for U.S. federal income tax purposes, resulting in a disproportionate effective tax rate.
(3)	Represents adjustments to interest expense attributable to our mandatory redeemable series A preferred stock as if the mandatory redeemable series A preferred stock had been issued at the beginning of the period ended May 27, 2006 and the fiscal year ended August 27, 2005. The mandatory redeemable series A preferred stock was issued in January 2006.
(4)	Represents adjustments to interest expense and amortization of debt issuance costs on the 10.25% senior discount notes as if the 10.25% senior discount notes had been issued at the beginning of the fiscal year ended August 27, 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. For ease of comparison purposes, pro forma adjustments for the Merger described below and the C-B Graduation Announcements acquisition have been added to financial data for the periods August 31, 2003 through March 25, 2004 and March 26, 2004 to August 28, 2004, to arrive at a fiscal year pro forma period ended August 28, 2004. This period may be referred to herein as the “pro forma year ended August 28, 2004,” or the “pro forma fiscal 2004.” The consolidated financial statements and the notes thereto have been prepared in accordance with U.S. GAAP. In reviewing this comparative financial information, readers should remember that Predecessor period results of operations do not reflect the effects of the Merger and the application of purchase accounting. All amounts are in U.S. Dollars except otherwise indicated.

Basis of Presentation

We present financial information relating to AAC Group Holding Corp. and American Achievement Corporation and their subsidiaries in this discussion and analysis. AAC Group Holding Corp.’s consolidated financial statements are substantially identical to American Achievement Corporation’s consolidated financial statements, with the exception of additional interest expense related to its 10.25% senior discount notes, amortization of related financing costs and the effective income tax rate. AAC Group Holding Corp. and American Achievement Corporation’s consolidated financial statements are substantially identical to what American Achievement Group Holding Corp.’s consolidated financial statements would look like had American Achievement Group Holding Corp. prepared separate financial statements for this prospectus. American Achievement Group Holding Corp. was formed in May 2006. Its only assets are 100% of the shares of common stock of AAC Group Holding Corp., which is the holder of 100% of the shares of common stock of AAC Holding Corp., which is the holder of 100% of the shares of common stock of American Achievement Corporation. American Achievement Group Holding Corp. conducts all of its business through American Achievement Corporation and its subsidiaries.

For purposes of this section, “we,” “us” and “our” refer to American Achievement Corporation and its subsidiaries.

General

We are one of the leading manufacturers and suppliers of class rings, yearbooks, graduation products, achievement publications and recognition and affinity jewelry in the United States. We serve the high school, college and, to a lesser extent, elementary and junior high school markets. We market and sell yearbooks in all of the markets we serve. We primarily sell our class rings and graduation products, which include fine paper products and graduation accessories, in the high school, college and junior high school markets. Our achievement publications segment produces, markets, and sells publications that recognize the achievements of top students at the high school and college levels, as well as the nation’s most inspiring teachers. It consists of various titles including the Who’s Who brand and The National Dean’s List. Our other segment consists primarily of jewelry commemorating family events such as the birth of a child, fan affinity jewelry and related products and professional sports championship rings such as World Series rings.

Our ability to meet our debt service and other obligations depends in significant part on how successful we are in maintaining our business and further implementing our business strategy. Our business plan envisions several long-term growth initiatives, including the development of new products. The components of our strategy are subject to significant business, economic and competitive uncertainties and contingencies.

Numerous raw materials are used in the manufacture of our products. Gold, precious, semiprecious and synthetic stones, paper products and ink comprise the bulk of the raw materials we utilize in the largest segments of our business. Prices of these materials, especially gold, continually fluctuate. We purchase all of our gold from a single supplier, The Bank of Nova Scotia, through our existing gold consignment agreement. We consign the majority of our gold and pay for gold as our products are shipped to customers. We also purchase the majority of our semi-precious stones from a single supplier in Germany. The prices for these products are denominated in Euros. We generally are able to pass on price increases in gold and stones to our customers as such increases are realized by us, however, this may not always be the case. Gold prices have increased and the U.S. dollar has stabilized as compared to the Euro during the first three quarters of our fiscal year 2006.

We face strong competition for most of our principal products. The class ring and yearbook markets are highly concentrated and consist primarily of a few national manufacturers (of which we are one) and, to a significantly lesser extent, small regional competitors. Our achievement publication products compete with one national manufacturer and, to a lesser extent, with various other companies. We believe that it would be costly and time-consuming for new competitors to replicate the production and distribution capabilities necessary to compete effectively in this market, and as a result, there have been no major new competitors in the last 60 years.

We experience seasonal fluctuations in our net sales tied primarily to the school year. We recorded 44% of our fiscal year 2005 net sales in our third quarter. Class ring sales are highest during October through December, with most orders made for delivery to students before the winter holiday season. Graduation product sales are predominantly made during February through April prior to the April through June graduation season. Yearbook sales are highest during the months of April through June, as yearbooks are typically shipped prior to each school’s summer break. We have historically experienced operating losses during our fourth fiscal quarter, which includes the summer months when school is not in session, thus reducing related shipment of products. In addition, our working capital requirements tend to exceed our operating cash flows from April through August.

We also have exposure to market risk relating to changes in interest rates on our variable rate debt. Our senior secured credit facility (revolver and term loan) and existing gold consignment agreement are variable rate arrangements. The interest rates are based on a floating benchmark rate (such as LIBOR or the Federal Funds rate) plus a fixed spread.

Historically, growth in the class rings, yearbooks and graduation products market has been driven primarily by demographics. The U.S. Department of Education projects that the number of high school and college graduates will grow by an average of 2.2% and 2.5% per year, respectively, from 2002 to 2008.

Company Background

Our business was founded when the operations of ArtCarved, which were previously owned by CJC Holdings, Inc., and the operations of Balfour, which were previously owned by L. G. Balfour Company, Inc., were combined in December 1996. American Achievement Corporation was formed in June 2000 to serve as a holding company for these operations as well as any future acquisitions. In June 2000, we acquired the Taylor Senior Holding Company, the parent company of Taylor Publishing, whose primary business was designing and printing student yearbooks. In March 2001, American Achievement Corporation acquired all of the capital stock of ECI, which publishes achievement publications. In July 2002, American Achievement Corporation acquired all the outstanding stock and warrants of Milestone Marketing, a marketer of class rings and other graduation products to the college market. In January 2004, American Achievement Corporation acquired C-B Graduation Announcements, a marketer of graduation products to the college market.

On March 25, 2004, AAC Acquisition Corp., a wholly owned subsidiary of AAC Holding Corp., merged with and into American Achievement Corporation, with American Achievement Corporation continuing as the surviving corporation and a wholly-owned subsidiary of AAC Holding Corp. AAC Holding Corp. is a wholly owned subsidiary of AAC Group Holding Corp. The Merger was financed by a cash equity investment by an investor group led by Fenway Partners Capital Fund II, L.P., borrowings under American Achievement Corporation’s senior secured credit facility and the issuance of American Achievement Corporation’s 8.25% senior subordinated notes due 2012.

Beginning on March 25, 2004, we accounted for the Merger as a purchase in accordance with the provisions of SFAS No. 141, “Business Combinations,” which results in a new valuation of our assets and liabilities based upon the fair values as of the date of the Merger. As required under SEC Staff Accounting Bulletin No. 54, “Push Down Basis of Accounting Required in Certain Limited Circumstances,” we have reflected all applicable purchase accounting adjustments in the consolidated financial statements covering periods subsequent to the Merger. As required, we have established a new basis for assets and liabilities based on the amount paid for ownership at March 25, 2004. Accordingly, the purchase price of $419.2 million was allocated to the assets and liabilities based on their relative fair values.

On November 16, 2004, AAC Group Holding Corp. issued $131.5 million aggregate principal amount at maturity of 10.25% senior discount notes due 2012, generating net proceeds of $89.3 million. AAC Group Holding Corp. is the sole obligor of these notes. The net proceeds of this offering were used as a distribution to stockholders through the repurchase of shares of AAC Group Holding Corp.’s common stock from its stockholders.

On January 18, 2006, AAC Group Holding Corp. entered into a Preferred Stock Purchase Agreement with an investor pursuant to which AAC Group Holding Corp. sold shares of its mandatory redeemable series A preferred stock. In connection with this transaction, AAC Group Holding Corp. issued the investor 7,500 shares of the mandatory redeemable series A preferred stock for an aggregate purchase price of $7.5 million, which the investor paid to AAC Group Holding Corp. in cash. The holders of the mandatory redeemable series A preferred stock are entitled to receive cumulative dividends at a rate of 14% per year, when, as and if declared by the Board of Directors of AAC Group Holding Corp.

We estimated the fair value of our assets and liabilities, including intangible assets and property, plant and equipment, as of the Merger date and utilized information available at the time, including outside third party appraisals.

We have allocated the purchase price in the Merger as follows (in thousands):

Current assets	$123,407
Property, plant and equipment	78,301
Goodwill	181,361
Intangible assets	157,928
Other assets	15,390
Current liabilities	(116,102)
Deferred income taxes	(12,043)
Other long-term liabilities	(9,042)

Total purchase price	$419,200

As a result of the Merger, we have reflected pre-Merger periods (“Predecessor”) for results of operations prior to March 25, 2004 and post-Merger periods (“Successor”) for results of operations subsequent to March 25, 2004 in our consolidated financial information and statements.

During the period from March 26, 2004 to August 28, 2004, we recognized in our consolidated statements of operations approximately $6.4 million of excess purchase price allocated to inventory as cost of sales and approximately $4.3 million of additional amortization expense of intangible assets as selling, general and administrative expenses, all as compared to our historical basis of accounting prior to the Merger.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Sales Returns and Allowances. We make estimates of potential future product returns related to current period product revenue. We analyze the previous five years’ average historical returns, current economic trends and changes in customer demand and acceptance of our products when evaluating the adequacy of the sales returns and allowances. Significant management judgments and estimates must be made and used in connection with establishing the sales returns and allowances in any accounting period. Product returns as a percentage of net sales have been 1.9%, 1.8% and 1.9% for the fiscal years ended 2005, 2004 and 2003, respectively. Product warranty costs as a percentage of net sales have been 0.3%, 0.3% and 0.2% for the fiscal years ended 2005, 2004 and 2003, respectively. A ten percent increase in product returns and product warranty costs would result in a reduction of annual net sales of approximately $0.6 million and $0.1 million, respectively, based on fiscal year end 2005 rates. Material differences could result in the amount and timing of our revenue for any period if we made different judgments or utilized different estimates.

Allowance for Doubtful Accounts and Reserve on Sales Representative Advances. We make estimates of potentially uncollectible customer accounts receivable and receivables arising from sales representative draws paid in excess of earned commissions. Our reserves are based on an analysis of individual customer and salesperson accounts and historical write-off experience. Our analysis includes the age of the receivable, customer or salesperson creditworthiness and general economic conditions. Write-offs of doubtful accounts as a percentage of net sales have been 0.4%, 0.6% and 0.5% for the fiscal years ended 2005, 2004 and 2003, respectively. Write-offs of sales representative advances as a percentage of net sales have been 0.5%, 0.7% and 0.9% for the fiscal years ended 2005, 2004 and 2003, respectively. A ten percent increase in write-offs of doubtful accounts and sales representative advances would result in a reduction of annual net sales of approximately $0.2 million and $0.2 million, respectively, based on fiscal year ended 2005 rates. We believe that our results could be materially different if historical trends do not reflect actual results or if economic conditions worsened.

Goodwill and Other Intangible Assets. We account for our long-lived assets with indefinite lives under SFAS No. 142, “Goodwill and Other Intangible Assets”. Under SFAS No. 142 we are required to test goodwill and intangible assets with indefinite lives for impairment annually, or more frequently if impairment indicators occur. The impairment test requires management to make judgments in connection with identifying reporting units, assigning assets and liabilities to reporting units and determining fair value of each reporting unit. Significant judgments required to estimate the fair value of reporting units include projecting future cash flows, determining appropriate discount rates and other assumptions. The projections are based on historical performance and future estimated results. As of August 27, 2005, a third party valuation, among other factors, was used by management in its impairment analysis of other intangible assets values and the residual goodwill.

We believe that we had no impairment as of August 27, 2005; however, unforeseen future events could adversely affect the reported value of goodwill and indefinite-lived intangible assets. As of August 27, 2005, AAC Group Holding Corp.’s goodwill and indefinite-lived intangible assets totaled $234.1 million and represented 46% of total assets and 983% of equity. As of August 27, 2005, American Achievement Corporation’s goodwill and indefinite-lived intangible assets totaled $234.1 million and represented 46% of total assets and 205% of equity.

Long-lived Tangible and Intangible Assets with Definite Lives. We test our long-lived tangible and intangible assets with definite lives for impairment under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which requires us to review long-lived tangible and intangible assets with definite lives whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of its carrying amount to the future undiscounted cash flows the assets are expected to generate. If long-lived assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds its fair market value and is recorded in the period the determination is made. In applying this standard, assets are grouped and evaluated at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. We consider historical performance and future estimated results in evaluation of impairment. If the carrying amount of the asset exceeds expected undiscounted future cash flows, we measure the amount of impairment by comparing the carrying amount of the asset to its fair value, generally measured by discounting expected future cash flows at the rate we utilize to evaluate potential investments. As of August 27, 2005, a third party valuation, among other factors, was used in its impairment analysis of long-lived tangible and intangible assets with definite lives.

We believe that we had no impairment as of August 27, 2005; however, unforeseen future events could adversely affect the reported value of long-lived tangible and intangible assets with definite lives. As of August 27, 2005, AAC Group Holding Corp.’s long-lived tangible and intangible assets with definite lives totaled approximately $179.1 million and represented 35% of total assets and 752% of equity. As of August 27, 2005, American Achievement Corporation’s long-lived tangible and intangible assets with definite lives totaled approximately $176.0 million and represented 35% of total assets and 154% of equity.

Revenue Recognition. Our revenues from product sales are generally recognized at the time the product is shipped, the risks and rewards of ownership have passed to the customer and collectibility is reasonably assured. Our stated shipping terms are FOB shipping point. Provisions for sales returns, warranty costs and rebate expenses are recorded at the time of sale based upon historical information and current trends.

Our accounting method for recognizing revenue and related gross profit on class ring sales through independent sales representatives, along with commissions to independent sales representatives that are directly related to the revenue, is to defer the revenue until the independent sales representative delivers the product to the end customer.

We recognize revenue on our publishing operations based upon the completed contract method, when the products are shipped.

Results of Operations

American Achievement Corporation’s consolidated financial statements for the predecessor period from August 31, 2003 through March 25, 2004, were prepared using our historical basis of accounting. As a result of the Merger, we applied purchase accounting as discussed above under “Company Background.” Since a new basis of accounting began on March 26, 2004, we have presented results for the fiscal year ended August 28, 2004 on a pro forma unaudited basis as we believe this presentation facilitates the comparison of our results with the corresponding periods for fiscal years 2005 and 2003. The pro forma unaudited results of the fiscal year ended August 28, 2004 include pro forma adjustments related to the Merger and the acquisition of C-B Announcements, as if these events occurred on the first day of our fiscal year ended August 28, 2004. The pro forma adjustments related to the merger are $0.4 million of depreciation expense included in cost of sales, $5.6 million of amortization and depreciation expense included in selling, marketing and administrative expense and $2.6 million of interest expense. The C-B Announcements pro forma adjustments include $1.0 million of net sales, $0.2 million of cost of sales and $0.7 million of selling, general and administrative expense. In addition, a pro forma tax benefit of $3.2 million is recorded. American Achievement Corporation’s comparative results are presented and discussed for fiscal year 2005, pro forma fiscal year 2004, fiscal year 2003, the nine months ended May 27, 2006 and the nine months ended May 28, 2005, while AAC Group Holding Corp. results for fiscal year 2005 are presented along with comparative results for the nine months ended May 27, 2006 and May 28, 2005.

Nine Months Ended May 27, 2006 Compared to Nine Months Ended May 27, 2005

The following table sets forth selected information for AAC Group Holding Corp. and American Achievement Corporation from our condensed consolidated statements of operations expressed on an actual basis and as a percentage of net sales:

	AAC Group Holding Corp.				American Achievement Corporation
	For the Nine Months Ended May 27, 2006	% of Net Sales	For the Nine Months Ended May 28, 2005	% of Net Sales	For the Nine Months Ended May 27, 2006	% of Net Sales	For the Nine Months Ended May 28, 2005	% of Net Sales
	(dollars in millions)
Net sales	$257.7	100.0%	$259.2	100.0%	$257.7	100.0%	$259.2	100.0%
Cost of sales	103.3	40.1%	107.0	41.3%	103.3	40.1%	107.0	41.3%

Gross profit	154.4	59.9%	152.2	58.7%	154.4	59.9%	152.2	58.7%
Selling, general and administrative expenses	111.7	43.3%	115.2	44.4%	111.7	43.3%	115.2	44.4%

Operating income	42.7	16.6%	37.0	14.3%	42.7	16.6%	37.0	14.3%
Interest expense	25.9	10.1%	23.0	8.9%	17.7	6.9%	17.8	6.9%

Income before income taxes	16.8	6.5%	14.0	5.4%	25.0	9.7%	19.2	7.4%
Provision for income taxes	7.4	2.8%	6.1	2.4%	9.9	3.8%	7.7	3.0%

Net Income	$9.4	3.7%	$7.9	3.0%	$15.1	5.9%	$11.5	4.4%

Net Sales. Net sales consist of product sales and are net of product returns and promotional discounts. Net sales decreased $1.5 million, or 0.6%, to $257.7 million for the nine months ended May 27, 2006 from $259.2 million for the nine months ended May 28, 2005. The following details the changes in net sales during such periods by business segment.

Class Rings. Net sales increased $0.7 million to $103.7 million for the nine months ended May 27, 2006 from $103.0 million for the nine months ended May 28, 2005. The increase was comprised of an increase of $0.2 million in college class rings and a $0.5 million in high school class rings.

Yearbooks. Net sales decreased $2.9 million to $86.4 million for the nine months ended May 27, 2006 from $89.3 million for the nine months ended May 28, 2005. The decrease in net sales was the result of later copy receipt from customers, which impacted the timing of yearbook shipments.

Graduation Products. Net sales increased $3.6 million to $42.6 million for the nine months ended May 27, 2006 from $39.0 million for the nine months ended May 28, 2005. The increase in net sales was the result of an increase in sales due to increased volume and pricing.

Achievement Publications. Net sales decreased $1.4 million to $8.7 million for the nine months ended May 27, 2006 from $10.1 million for the nine months ended May 28, 2005. The decrease in sales was due to a decline in the sales of the Who’s Who Among American High School Students publication.

Other. Net sales decreased $1.6 million to $16.3 million for the nine months ended May 27, 2006 from $17.9 million for the nine months ended May 28, 2005. The decrease in net sales was related to a decline in affinity jewelry sales and a slight decline in commercial printing.

Gross Profit. Gross margin represents gross profit as a percentage of net sales. Gross margin was 59.9% for the nine months ended May 27, 2006, a 1.2 percentage point increase from 58.7% for the nine months ended May 28, 2005. Overall, gross profit increased $2.2 million. The increase in gross margin was mainly a result of continued efficiency gains in our ring, yearbook and graduation products facilities. These efficiencies were directly related to the closure of a ring manufacturing facility, capital investments in printing equipment and technology in our yearbook operations and continued lean manufacturing improvements in all facilities. The favorable gross margin was slightly offset by the revenue decline in the “Who’s Who Among American High School Students” publication and approximately $0.7 million of costs associated with a closure of a yearbook manufacturing facility.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $3.5 million, or 3.1%, to $111.7 million for the nine months ended May 27, 2006 from $115.2 million for the nine months ended May 28, 2005. Included in selling, general and administrative expenses are two sub-categories: selling and marketing expenses and general and administrative expenses. Selling and marketing expenses decreased $3.1 million to $78.4 million or 30.4% of net sales, for the nine months ended May 27, 2006 from $81.5 million or 31.5% of net sales, for the nine months ended May 28, 2005. The decrease in selling and marketing expenses was primarily the result of decreased selling and marketing expenses in yearbooks as a result of the costs in the prior year of launching the official yearbook program and a decrease in ring and recognition and affinity marketing expenses as a result of our lean transformation, partially offset by increases in class rings and graduation product commission expenses as a result of the increase in sales.

General and administrative expenses for the nine months ended May 27, 2006 were $33.3 million, or 12.9% of net sales, as compared to $33.7 million, or 13.0% of net sales, for the nine months ended May 28, 2005. The decrease in general and administrative expenses of $0.4 million was primarily due to reduced legal fees, medical expenses, other general and administration expenses and the one-time bonus of $2.2 million in the nine months ended May 28, 2005. These items were partially offset by an increase of one-time severance costs, professional fees and the $1.0 million settlement paid to Frederick Goldman, Inc.

Operating Income (Loss). As a result of the foregoing, operating income was $42.7 million, or 16.6% of net sales, for the nine months ended May 27, 2006 as compared with operating income of $37.0 million, or 14.3% of net sales, for the nine months ended May 28, 2005. The class rings segment reported operating income of $17.4 million for the nine months ended May 27, 2006 as compared with operating income of $14.7 million for the nine months ended May 28, 2005. The yearbooks segment reported operating income of $19.0 million for the nine months ended May 27, 2006 as compared with operating income of $14.6 million for the nine months ended May 28, 2005. The graduation products segment reported operating income of $6.9 million for the nine months ended May 27, 2006 as compared with operating income of $5.8 million for the nine months ended May 28, 2005. The achievement publications segment reported an operating loss of $0.5 million for the nine months ended May 27, 2006 as compared with operating income of $0.8 million for the nine months ended May 28, 2005. The other segment reported an operating loss of $0.0 million for the nine months ended May 27, 2006 as compared with operating income of $1.0 million for the nine months ended May 28, 2005.

Interest Expense, Net. For American Achievement Corporation, net interest expense was $17.7 million for the nine months ended May 27, 2006 and $17.8 million for the nine months ended May 28, 2005. The average debt outstanding of American Achievement Corporation for the nine months ended May 27, 2006 and the nine months ended May 28, 2005 was $286 million and $317 million, respectively. The weighted average interest rate on debt outstanding of American Achievement Corporation for the nine months ended May 27, 2006 and the nine months ended May 28, 2005 was 7.7% and 6.9%, respectively.

For AAC Group Holdings, net interest expense was $25.9 million for the nine months ended May 27, 2006 and $23.0 million for the nine months ended May 28, 2005. The average debt outstanding of AAC Group Holdings for the nine months ended May 27, 2006 and the nine months ended May 28, 2005 was $390 million and $384 million, respectively. The weighted average interest rate on debt outstanding of AAC Group Holdings for the nine months ended May 27, 2006 and the nine months ended May 28, 2005 was 8.4% and 7.5%, respectively.

Provision for Income Taxes. For the nine months ended May 27, 2006 and May 28, 2005, American Achievement Corporation recorded an income tax provision of $9.9 million and $7.7 million, respectively, which represents an effective tax rate of 40% for each period. American Achievement Corporation’s effective rates for the nine months ended May 27, 2006 and May 28, 2005 represent an estimated federal and state income tax rate that will apply to estimated pre-tax earnings for fiscal 2006.

For the nine months ended May 27, 2006 and May 28, 2005, AAC Group Holdings recorded an income tax provision of $7.4 million and $6.1 million, respectively, which represents an effective tax rate of 44% for each period. AAC Group Holdings’ effective rates for the nine months ended May 27, 2006 and May 28, 2005 represent an estimated federal and state income tax rate that will apply to estimated pre-tax earnings for fiscal 2006 and the non-deductibility of a portion of its interest on high-yield debt.

Net Income. As a result of the foregoing, American Achievement Corporation reported net income of $15.1 million for the nine months ended May 27, 2006 as compared to $11.5 million for the nine months ended May 28, 2005. As a result of the foregoing, AAC Group Holdings reported net income of $9.4 million for the nine months ended May 27, 2006 as compared to $7.9 million for the nine months ended May 28, 2005.

Fiscal Year Ended August 27, 2005 Compared to Pro Forma Fiscal Year Ended August 28, 2004

	AAC Group Holding Corp.		American Achievement Corporation
			(Successor)			(Predecessor)
	For the period
	Fiscal year ended August 27, 2005	% of Net Sales	Fiscal year ended August 27, 2005	% of Net Sales	March 26, 2004 — August 28, 2004	August 31, 2003 — March 25, 2004	Pro Forma Fiscal year ended August 28, 2004	% of Net Sales	Fiscal year ended August 30, 2003	% of Net Sales
	(dollars in millions)
Net sales	$313.8	100.0%	$313.8	100.0%	$167.4	$146.7	$315.1	100.0%	$308.4	100.0%
Cost of sales	134.4	42.8%	134.4	42.8%	83.5	59.9	144.0	45.7%	139.2	45.1%

Gross profit	179.4	57.2%	179.4	57.2%	83.9	86.8	171.1	54.3%	169.2	54.9%
Selling, general and administrative expenses	144.6	46.1%	144.6	46.1%	62.7	74.9	143.9	45.7%	129.4	42.0%

Operating income	34.8	11.1%	34.8	11.1%	21.2	11.9	27.2	8.6%	39.8	12.9%
Interest expense	31.3	10.0%	23.5	7.5%	10.2	16.5	24.1	7.6%	28.9	9.4%

Income (loss) before income taxes	3.5	1.1%	11.3	3.6%	11.0	(4.6)	3.1	1.0%	10.9	3.5%
Provision for income taxes	1.7	0.5%	4.6	1.5%	4.5	—	1.2	0.4%	0.1	—%

Net income (loss)	$1.8	0.6%	$6.7	2.1%	$6.5	$(4.6)	$1.9	0.6%	$10.8	3.5%

Net Sales. Net sales consist of product sales and are net of product returns and promotional discounts. Net sales decreased $1.3 million, or 0.4%, to $313.8 million for fiscal 2005 from $315.1 million for the pro forma fiscal 2004. This decrease in net sales was mainly due to the decline in class rings, partially offset by increases in yearbooks and affinity jewelry shipments.

The following details the changes in net sales during such periods by business segment.

Class Rings. Net sales decreased $2.8 million to $119.7 million for fiscal 2005 from $122.5 million for the pro forma fiscal 2004. The decrease in net sales was the result of a $1.6 million decline in shipments of retail high school class rings and a $1.4 million decline in shipments of college class rings. The decline was partially offset by a $0.2 increase in high school on-campus class ring shipments.

Yearbooks. Net sales increased $1.1 million to $112.4 million for fiscal 2005 from $111.3 million for the pro forma fiscal 2004. The increase in net sales was the result of an increase in the average price of yearbooks.

Graduation Products. Net sales decreased $0.7 million to $40.0 million for fiscal 2005 from $40.7 million for the pro forma fiscal 2004. The decrease was a result of a decline in graduation product shipments.

Achievement Publications. Net sales increased $0.1 million to $20.1 million for fiscal 2005 from $20.0 million for the pro forma fiscal 2004. The increase in net sales was the result of an increase in the publication sales of Who’s Who Among America’s Teachers, our publication honoring exceptional teachers. This increase was partially offset by a decline in The National Dean’s List sales, our publication honoring exceptional college students, as a result of this publication being published once in fiscal 2005, while in the pro forma fiscal 2004, the book was published in November 2003 and August 2004.

Other. Net sales increased $1.0 million to $21.6 million for fiscal 2005 from $20.6 million for the pro forma fiscal 2004. The increase in net sales was mainly the result of increased ring shipments of family jewelry.

Gross Profit. Gross margin represents gross profit as a percentage of net sales. Gross margin was 57.2% for fiscal 2005, a 2.9 percentage point increase from 54.3% for the pro forma fiscal 2004. Overall, gross profit increased $8.3 million. The increase in the gross margin percentage was partially a result of a purchase accounting inventory step-up adjustment of $6.4 million in the pro forma 2004, which did not impact fiscal 2005. The remaining increase was a result of continued efficiency gains in both our yearbook and graduation products manufacturing facilities as a result of capital investments in printing equipment and technology. Gross profit margins also increased in the other business segment as a result of product mix. The increase was partially offset by a decline in the ring gross profit margins and, to a lesser extent, achievement publications margins. The decline in ring gross profit margins was the result of product mix shift and increased gold prices.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $0.7 million to $144.6 million for fiscal 2005 from $143.9 million for the pro forma fiscal 2004. Included in selling, general and administrative expenses are two sub-categories: selling and marketing expenses and general and administrative expenses. Selling and marketing expenses decreased $1.3 million to $99.5 million or 31.7% of net sales, for fiscal 2005 from $100.8 million or 32.0% of net sales, for the pro forma fiscal 2004. The decrease in selling and marketing expenses was primarily the result of decreased marketing expenses of class rings and achievement publications, offset by increased marketing costs of yearbooks.

General and administrative expenses for fiscal 2005 were $45.1 million, or 14.4% of net sales, as compared to $43.1 million, or 13.7% of net sales, for the pro forma fiscal 2004. The increase in general and administrative expenses was the result of a management bonus of $2.2 million.

Operating Income (Loss). As a result of the foregoing, operating income was $34.8 million, or 11.1% of net sales, for fiscal 2005 as compared with operating income of $27.2 million, or 8.6% of net sales, for the pro forma fiscal 2004. Operating income for fiscal 2005 includes a management bonus of $2.2 million. Operating income for the pro forma fiscal 2004 included a negative impact of $6.4 million inventory step up due to purchase accounting. The class rings segment reported operating income of $10.4 million for fiscal 2005 as compared with operating income of $9.5 million for the pro forma fiscal 2004. The yearbooks segment reported operating income of $16.6 million for fiscal 2005 as compared with operating income of $10.5 million for the pro forma fiscal 2004. The graduation products segment reported operating income of $3.1 million for fiscal 2005 as compared with operating income of $3.2 million for the pro forma fiscal 2004. The achievement publications segment reported operating income of $4.9 million for fiscal 2005 as compared with operating income of $5.7 million for the pro forma fiscal 2004. The other segment reported an operating loss of $0.2 million for fiscal 2005 as compared with an operating loss of $1.7 million for the pro forma fiscal 2004.

Interest Expense, Net. For American Achievement Corporation, net interest expense was $23.5 million for fiscal 2005 and $24.1 million for the pro forma fiscal 2004. The average debt outstanding of American

Achievement Corporation for fiscal 2005 and the pro forma fiscal 2004 was $311 million and $321 million, respectively. The weighted average interest rate on debt outstanding of American Achievement Corporation for fiscal 2005 and the pro forma fiscal 2004 was 7.1% and 7.5%, respectively.

For AAC Group Holding Corp., net interest expense was $31.3 million for fiscal 2005. The average debt outstanding of AAC Group Holding Corp. for fiscal 2005 was $385 million. The weighted average interest rate on debt outstanding of AAC Group Holding Corp. for fiscal 2005 was 7.7%.

Provision for Income Taxes. For fiscal 2005 and the pro forma fiscal 2004, American Achievement Corporation recorded an income tax provision of $4.6 million and $1.2 million, respectively, which represents an effective tax rate of 41% and 39%, respectively. The effective tax rate for the successor periods of fiscal 2005 and March 26, 2004 through August 28, 2004 of 41% exceeds the statutory federal tax rate due to the impact of state income taxes. For the predecessor period August 30, 2003 to March 25, 2004, no net federal income tax benefit is reflected in the statement of operations for net operating losses to be carried forward since realization of the potential benefit of net operating loss carry-forwards was not considered to be more likely than not at that time, so a valuation allowance was recorded at that time against this deferred tax asset. As a result of the Merger, the Successor Company was in a net deferred tax liability position.

For fiscal 2005, AAC Group Holding Corp. recorded an income tax provision of $1.7 million, which represents an effective tax rate of 49%. This 49% effective tax rate exceeds the statutory federal rate due to the impact of state income taxes and the non-deductibility of a portion of its interest on high-yield debt.

Net Income. As a result of the foregoing, American Achievement Corporation reported net income of $6.7 million for fiscal 2005 as compared to net income of $1.9 million for the pro forma fiscal 2004. As a result of the foregoing, AAC Group Holding Corp. reported net income of $1.8 million for fiscal 2005.

American Achievement Corporation—For the Period March 26, 2004 to August 28, 2004 (Successor)

Net sales were $167.4 million and cost of sales were $83.5 million for the successor period from March 26, 2004 to August 28, 2004. Gross profit was $83.9 million, or 50.1% of net sales for the same period. The decline in gross profit as a percentage of sales for the successor period versus the predecessor period was primarily a result of a purchase accounting inventory step-up adjustment of $6.4 million recorded in the successor period. Selling, general and administrative expenses were $62.7 million for the successor period. Operating income was $21.2 million for the same period. The increase in operating income for the successor period versus the predecessor period relates primarily to the seasonality of our graduation and yearbook products being shipped in the April through June time frame. Interest expense was $10.2 million for the successor period. The decrease in interest expense in the successor period versus the predecessor period was primarily due to the lower interest rate on the new debt associated with the Merger and the successor period containing only five operating months versus the seven months of the predecessor period. We recognized a $4.5 million tax provision for the successor period. For the period from March 26, 2004 to August 28, 2004, our tax rates were calculated based on a 35% federal and 4% state tax rates, for an overall effective tax rate of 39%. The tax rate for the period reflects the creation of a net deferred tax liability as a result of the purchase accounting adjustments made in connection with the Merger. As a result of the foregoing, net income for the successor period was $6.5 million.

American Achievement Corporation—For the Period August 31, 2003 to March 25, 2004 (Predecessor)

Net sales were $146.7 million and cost of sales were $59.9 million for the predecessor period from August 31, 2003 to March 25, 2004. Gross profit was $86.8 million, or 59.2% of net sales for the same period. Selling, general and administrative expenses were $74.9 million for the predecessor period. Operating income was $11.9 million for the same period. Interest expense was $16.5 million for the predecessor period. For the period August 31, 2003 to March 25, 2004, no net federal income tax benefit is reflected in the statement of operations for net operating losses to be carried forward since realization of the potential benefit of net operating loss carry-forwards is not considered to be more likely than not. As a result of the foregoing, net loss for the Predecessor period was $4.6 million.

American Achievement Corporation—For the Pro Forma Year Ended August 28, 2004 Compared to Year Ended August 30, 2003

Net Sales. Net sales increased $6.7 million, or 2.2%, to $315.1 million for the pro forma fiscal 2004 from $308.4 million for the fiscal 2003. The increase in net sales was due to increased yearbook and graduation product shipments, offset by lower sales volumes in class rings.

The following details the changes in net sales during such periods by business segment.

Class Rings. Net sales decreased $5.1 million to $122.5 million for the pro forma fiscal 2004 from $127.6 million for fiscal 2003. The decrease in net sales was the result of a $2.9 million decline in sales of retail high school rings and a $3.4 million decline in college rings sales. The decline was offset by a $1.2 million increase in high school on-campus rings.

Yearbooks. Net sales increased $6.3 million to $111.3 million for the pro forma fiscal 2004 from $105.0 million for fiscal 2003. The increase in net sales was the result of an increase in yearbook shipments.

Graduation Products. Net sales increased $6.0 million to $40.7 million for the pro forma fiscal 2004 from $34.7 million for fiscal 2003. The favorability in net sales was the result of an increase in shipments of graduation products, of which $3.9 million was directly related to the C-B Graduation Announcements acquisition.

Achievement Publications. Net sales decreased $0.1 million to $20.0 million for the pro forma fiscal 2004 from $20.1 million for fiscal 2003.

Other. Net sales decreased $0.3 million to $20.6 million for the pro forma fiscal 2004 from $20.9 million for fiscal 2003. The decrease in net sales of specialty products offset by an increase in family jewelry.

Gross Profit. Gross margin represents gross profit as a percentage of net sales. Gross margin was 54.3% for the pro forma fiscal 2004, a 0.6 percentage point decrease from 54.9% for fiscal 2003. Gross profit increased $1.9 million to $171.1 million for the pro forma fiscal 2004 from $169.2 million for fiscal 2003. The decrease in the gross margin percentage was a result of a purchase accounting inventory step-up adjustment of $6.4 million. Excluding the $6.4 million impact of purchase accounting, the increase in gross profit was primarily a result of efficiencies in the yearbook and graduation product manufacturing facilities, as well as improvements in the achievement publication margins. The major improvement was a result of yearbook efficiency gains in the pre-press and press area due to investments made in page production software and printing equipment. The increase was partially offset by increased material costs in the ring manufacturing plant as a result of gold price increases and unfavorable currency fluctuations associated with the Euro denominated purchase of precious, semi-precious and synthetic stones.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $14.5 million, or 11.2%, to $143.9 million for the pro forma fiscal 2004 from $129.4 million for fiscal 2003. As a percentage of net sales, selling, general and administrative expenses were 45.7% for the combined fiscal 2004, representing a 3.7 percentage point increase from 42.0% for the fiscal 2003.

Selling, general and administrative expenses include two sub-categories: selling and marketing expenses and general and administrative expenses. Selling and marketing expenses increased $4.3 million, or 4.5%, to $100.8 million for the pro forma fiscal 2004 from $96.5 million for fiscal 2003. Of this increase, $2.5 million was due to increased mailing and printing costs related to publishing two editions of the National Dean’s List, the first in November 2003 and the second in August 2004 versus only one edition published in fiscal 2003, as well as higher mailing costs associated with the high school publication as a result of the first marketing effort timing coinciding with the beginning of the United States Iraqi conflict. This resulted in secondary and additional mailings. The remaining increase was mainly a result of increased commission expense directly related to the high school on-campus increase in net sales. General and administrative expenses increased $10.2 million, or 31.0%, to $43.1 million, or 13.7% of net sales for the pro forma fiscal 2004, as compared to $32.9 million, or 10.7% of net sales, for the fiscal 2003. The increase in general and administrative expense is a result of the impact of purchase accounting increasing amortization expense by $10.1 million.

Operating Income. As a result of the foregoing, operating income was $27.2 million, or 8.6% of net sales for pro forma fiscal 2004, as compared with operating income of $39.8 million, or 12.9% of net sales, for fiscal 2003. Operating income for the pro forma fiscal 2004 includes a negative impact of $16.5 million due to increasing amortization expense and the inventory step-up. The class rings segment reported operating income of $9.5 million for the pro forma fiscal 2004 as compared with operating income of $16.4 million for fiscal 2003, of which pro forma fiscal 2004 includes a negative impact due to purchase accounting increasing amortization expense by $3.9 million and a $1.0 million inventory step-up. The yearbooks segment reported operating income of $10.5 million for the pro forma 2004 as compared with operating income of $10.2 million for fiscal 2003, of which pro forma fiscal 2004 includes a negative impact due to purchase accounting increasing amortization expense by $3.6 million and a $4.9 million inventory step-up. The graduation products segment reported operating income of $3.2 million for the pro forma fiscal 2004 as compared with operating income of $3.8 million for fiscal 2003, of which pro forma fiscal 2004 includes a negative impact due to purchase accounting increasing amortization expense by $1.3 million and a $0.3 million inventory step-up. The achievement publications segment reported operating income of $5.7 million for the pro forma fiscal 2004 as compared with operating income of $8.7 million for fiscal 2003, of which pro forma fiscal 2004 includes a negative impact of $0.6 million due to purchase accounting increasing amortization expense. The other segment reported an operating loss of $1.7 million for the pro forma fiscal 2004 as compared with operating income of $0.8 million for fiscal 2003, of which pro forma fiscal 2004 includes a negative impact due to purchase accounting increasing amortization expense by $0.7 million and a $0.2 million inventory step-up.

Interest Expense. Interest expense was $24.1 million for the pro forma fiscal 2004 and $28.9 million for fiscal 2003. The average debt outstanding was $321.2 million for the pro forma fiscal 2004 compared to $235.9 million for fiscal 2003. The weighted average interest rate on debt outstanding was 7.5% for the pro forma fiscal 2004 compared to 12.3% for fiscal 2003.

Provision for Income Taxes. For the pro forma fiscal 2004, we recognized a tax provision of $1.2 million compared to a tax provision of $0.1 million for fiscal 2003. For the pro forma fiscal 2004, our tax rates were calculated based on a 35% federal and 4% state tax rates, for an overall effective tax rate of 39%. The tax rate for the pro forma fiscal 2004 reflects the creation of a net deferred tax liability as a result of the purchase accounting adjustments made in connection with the Merger. For fiscal 2003, the effective tax rate reflects the state tax expense expected for the year.

Net Income. As a result of the foregoing, we reported net income of $1.9 million for the pro forma fiscal 2004 as compared to net income of $10.8 million for fiscal 2003.

Liquidity and Capital Resources

Operating Activities. For American Achievement Corporation, operating activities provided cash of $36.6 million for the nine months ended May 27, 2006 compared to cash provided of $26.6 million for the nine months ended May 28, 2005. The $10.0 million increase in cash provided by operating activities was mainly attributable to increased net income and an increase in accounts payable and accrued expenses along with a reduction in deferred revenue. Operating activities provided $37.4 million of cash during fiscal 2005, compared to $37.8 million during the pro forma fiscal 2004. The decline in cash provided by operating activities during fiscal 2005 was attributable to increased working capital requirements, partially offset by improved earnings. Operating activities provided $37.8 million of cash during pro forma fiscal 2004 compared to $26.5 million during fiscal 2003. The improvement in cash provided by operating activities in 2004 was primarily driven by lower working capital requirements.

For AAC Group Holding Corp., operating activities provided cash of $36.7 million for the nine months ended May 27, 2006 compared to cash provided of $26.7 million for the nine months ended May 28, 2005. The $10.0 million increase in cash provided by operating activities was mainly attributable to increased net income and an increase in accounts payable and accrued expenses along with a reduction in deferred revenue. Operating activities provided $37.4 million of cash during the year ended August 27, 2005.

Investing Activities. Capital expenditures for the nine months ended May 27, 2006 were $10.9 million compared to capital expenditures of $9.8 million for the nine months ended May 28, 2005. Capital expenditures in the fiscal 2005, pro forma fiscal 2004, and fiscal 2003 were $12.8 million, $16.5 million, and $11.2 million, respectively. The majority of capital expenditures in fiscal 2005, pro forma fiscal 2004 and fiscal 2003 were primarily attributable to purchases of new printing presses and fully integrating digital technology throughout our yearbook production process. Also affecting investing activities in the combined pro forma fiscal 2004 was the C-B Graduation Announcements acquisition and the Merger which represented expenditures of $5.0 million and $94.3 million, respectively. Our projected capital expenditures for fiscal 2006 are expected to be approximately $14.0 million.

Financing Activities. For American Achievement Corporation, financing activities used cash of $24.0 million for the nine months ended May 27, 2006 compared to cash used of $16.2 million for the nine months ended May 28, 2005. During the nine months ended May 27, 2006, American Achievement Corporation paid down $32.3 million of the term loan of the Senior Credit Facility of which $31.0 million were prepayments. During the nine months ended May 27, 2006, American Achievement Corporation received a capital contribution from Group Holdings of $7.0, which was used to pay down the term loan. Net cash used in financing activities was $23.6 million for fiscal 2005 compared to net cash provided by $79.3 million for the pro forma fiscal 2004. In fiscal 2005, cash was used to pay down $15.5 million of the term loan and the remaining $6.1 million of the 11.625% senior unsecured notes issued by American Achievement Corporation in February 2002. For the pro forma fiscal 2004, cash provided by financing activities was used to pay off existing debt and equity holders as part of the Merger. Net cash used in financing activities in fiscal 2003 was $15.1 million, which was primarily used to repay revolver borrowings.

For AAC Group Holding Corp., financing activities used cash of $23.8 million for the nine months ended May 27, 2006 compared to cash used of $16.0 million for the nine months ended May 28, 2005. During the nine months ended May 27, 2006, American Achievement Corporation paid down $32.3 million of the term loan of the Senior Credit Facility. On January 18, 2006, AAC Group Holding Corp. issued an investor 7,500 shares of its mandatory redeemable series A preferred stock for an aggregate purchase price of $7.5 million, which the investor paid to AAC Group Holding Corp. in cash. Net cash used in financing activities was $23.4 million for the year ended August 27, 2005.

Capital Resources. In connection with the Merger, American Achievement Corporation entered into its existing $195.0 million senior secured credit facility and issued $150.0 million of the 8.25% senior subordinated notes. Certain provisions of these financing arrangements are described below. On November 16, 2004, AAC Group Holding Corp. issued the 10.25% senior discount notes. Certain provisions of these financing arrangements are described below.

The amended senior secured credit facility provides a $155.0 million term loan, maturing in 2011, and up to $40.0 million in available revolving loan borrowings, maturing in 2010. As of May 27, 2006 and August 27, 2005, the revolver was undrawn. The senior secured credit facility imposes certain restrictions on American Achievement Corporation, including restrictions on its ability to incur indebtedness, pay dividends, make investments, grant liens, sell assets and engage in certain other activities. In addition, the senior secured credit facility contains financial covenants and maintenance tests, including a minimum interest coverage test and a maximum total leverage test, and restrictive covenants, including restrictions on its ability to make capital expenditures. The senior secured credit facility is secured by substantially all of the assets of American Achievement Corporation, is guaranteed by and secured by the assets of some of its existing and future domestic subsidiaries, if any, and by a pledge of all of the capital stock of some of its existing and future domestic subsidiaries, if any. The senior secured credit facility is also guaranteed by AAC Holding Corp.

American Achievement Corporation is required to pay cash interest on the 8.25% notes semi-annually in arrears on April 1 and October 1 of each year. The 8.25% senior subordinated notes have no scheduled amortization and mature on April 1, 2012. The indenture governing the 8.25% senior subordinated notes contains certain restrictions on American Achievement Corporation, including restrictions on its ability to incur indebtedness, pay dividends, make investments, grant liens, sell its assets and engage in certain other activities. The 8.25% senior subordinated notes are guaranteed by certain of American Achievement Corporation’s existing and future domestic subsidiaries.

In November 2004, AAC Group Holding Corp. issued $89.3 million (net proceeds) of 10.25% senior discount notes due 2012. The notes accrete to $131.5 million aggregate principal amount at maturity. Interest accrues on the notes in the form of an increase in the accreted value of such notes prior to October 1, 2008. Thereafter, cash interest on the notes will accrue and be payable semiannually in arrears on April 1 and October 1 of each year, commencing April 1, 2009, at a rate of 10.25% per annum. The notes are AAC Group Holding Corp.’ unsecured obligation and rank equally with all of its future senior obligations and senior to its future subordinated indebtedness. The 10.25% senior discount notes are effectively subordinated to AAC Group Holding Corp.’s future secured indebtedness to the extent of the assets securing that indebtedness and are structurally subordinated to all indebtedness and other obligations of AAC Group Holding Corp.’s subsidiaries, including American Achievement Corporation. We are currently in compliance with financial covenants in all of the agreements governing our outstanding indebtedness.

We have a significant amount of indebtedness. On May 27, 2006, after giving pro forma effect to the offering of the notes, we would have had total indebtedness of $525.3 million (of which $150.0 million would have consisted of the notes, $104.2 million would have consisted of the 10.25% senior discount notes, $150.0 million would have consisted of the 8.25% senior subordinated notes, $106.8 million would have consisted of indebtedness under the existing senior secured credit facility, $7.5 million would have consisted of our mandatory redeemable series A preferred stock and the balance of which would have consisted of other senior debt of American Achievement Corporation).

We expect that cash generated from operating activities and availability under the senior secured credit facility will be our principal sources of liquidity. Based on our current level of operations and anticipated cost savings and operational improvements, we believe our cash flow from operations, available cash and available borrowings under the senior secured credit facility will be adequate to meet our liquidity needs for at least the next twelve months and beyond.

Off Balance-Sheet Obligations

Gold Consignment Agreement. On March 25, 2004, we signed the First Amended and Restated Letter Agreement for Fee Consignment and Purchase of Gold with The Bank of Nova Scotia. Under this agreement, we have an ability to have on consignment gold with aggregate value less than or equal to the lowest of: (i) the dollar value of 27,000 troy ounces of gold, (ii) $14.2 million and (iii) a borrowing base, calculated based on a percentage of the value of gold held at our facilities and other approved locations, as specified by the agreement. Under the terms of this arrangement, we do not own the consigned gold nor do we have risk of loss related to market price fluctuations for such inventory until we pay The Bank of Nova Scotia for quantities purchased. Accordingly, we do not reflect the value of consigned gold in our inventory, nor do we reflect the corresponding liability for financial statement purposes. As of May 27, 2006, August 27, 2005 and August 28, 2004, we held approximately 9,560 ounces, 17,070 ounces and 19,460 ounces of gold, respectively, with values of $6.1 million, $7.5 million and $7.9 million, respectively.

The agreement can be terminated by either us or The Bank of Nova Scotia with 60 days prior written notice to the other party.

Contractual Obligations

As of August 27, 2005, the due dates and amounts of our contractual obligations were as follows (in thousands):

	Fiscal 2006	Fiscal 2007	Fiscal 2008	Fiscal 2009	Fiscal 2010	Thereafter	Total
8.25% senior subordinated debt (principal)	$—	$—	$—	$—	$—	$150,000	$150,000
10.25% senior discount notes (principal)	—	—	—	—	—	131,500	131,500
Interest on fixed rate debt(a)	12,375	12,375	12,375	19,114	25,854	53,291	135,384
Term loan(b)	11,098	10,999	10,901	10,802	10,704	137,468	191,972
Operating leases(c)	2,101	1,577	1,063	514	376	1,887	7,518
Capital leases(d)	1,349	1,332	174	—	—	—	2,855
Management agreement(e)	3,000	3,000	3,000	3,000	3,000	11,200	26,200
Postretirement plans	1,108	1,111	1,147	1,173	1,189	6,149	11,877
Employment agreements	663	—	—	—	—	—	663

Total(f)(g)	$31,694	$30,394	$28,660	$34,603	$41,123	$491,495	$657,969

(a)	Represents interest payments due on the 8.25% senior subordinated notes and the 10.25% senior discount notes.
(b)	Assumes an interest rate on the term loan of 7% per annum.
(c)	Some of our rental property leases contain options to renew the leased space for periods up to an additional ten years.
(d)	The total balance of gross capital lease assets is $5,022 as of August 27, 2005 and August 28, 2004, with accumulated depreciation of $839 and $284, respectively.
(e)	American Achievement Corporation and AAC Holding Corp. have entered into a management agreement with an affiliate of Fenway Partners Capital Fund II, L.P. pursuant to which they, among other things, agreed to pay such affiliate an annual fee equal to the greater of $3,000 or 5% of the previous fiscal year’s EBITDA (as defined in the agreement). This agreement has a 10-year minimum term. See “Certain Relationships and Related Transactions.”
(f)	AAC Group Holding Corp.’s mandatory redeemable series A preferred stock issued in January 2006 and which is required to be redeemed on January 18, 2013 is not included in this table. In May, the preferred stock was exchanged for preferred stock of American Achievement Group Holding Corp. with the same terms. See “Description of Our Other Indebtedness—Mandatory Redeemable Series A Preferred Stock” for a description of AAC Group Holding Corp.’s obligation associated with its mandatory redeemable series A preferred stock.
(g)	Although not included in the table, cash interest on the 12.75% Senior PIK Notes of $34.6 million will be due in fiscal year 2012 and the remaining principal and interest of the notes of $297.7 million will be due in fiscal year 2013.

Seasonality

The seasonal nature of our various businesses tends to be tempered by our broad product mix. Class ring sales are highest during October through December, with most orders made for delivery to students before the winter holiday season. Graduation product sales are predominantly made during February through April prior to the April through June graduation season. Yearbook sales are highest during the months of April through June, as yearbooks are typically shipped prior to each school’s summer break. Our recognition and affinity product line sales are also seasonal. The majority of our achievement publications are shipped in November and August of each year. The remaining recognition and affinity product line sales are highest during the winter holiday season and in the period leading up to Mother’s Day.

As a result of the foregoing, we have historically experienced operating losses during our fourth fiscal quarter, which includes the summer months when school is not in session, thus reducing related shipment of products. In addition, our working capital requirements tend to exceed our operating cash flows from April through August.

Quantitative And Qualitative Disclosures About Market Risk

Interest Rate Risk. We have exposure to market risk relating to changes in interest rates on our variable rate debt. Our policy is to manage interest rate exposure through the use of a combination of fixed and floating rate debt instruments. Our senior secured credit facility (revolver and term loan) and existing gold consignment agreement are variable rate arrangements. The interest rates are based on a floating benchmark rate (such as LIBOR or the Federal Funds rate) plus a fixed spread. Our other financial instruments subject to interest rate risk consist of long-term debt and notional amount under the gold consignment agreement. With respect to the senior secured credit facility, which bears interest at variable rates, each quarter point change in interest rates would result in a $0.4 million change in annual interest expense, assuming the entire revolving loan was drawn.

Semi-Precious Stones. We purchase the majority of our semi-precious stones from a single supplier in Germany. We believe that all of our major competitors purchase their semi-precious stones from this same supplier. The prices for these products are denominated in Euros. Each ten percent change in the Euro exchange rate would result in a $0.5 million change in cost of goods sold, assuming stone purchase levels approximate the levels in the combined fiscal 2005. In order to hedge market risk, we have from time-to-time purchased forward currency contracts. During fiscal 2005 and as of May 27, 2006, we had not purchased any Euro forward contracts and did not have any such contracts outstanding.

Gold. We purchase all of our gold from The Bank of Nova Scotia through our existing gold consignment agreement described above. We consign the majority of our gold and pay for gold as our products are shipped to customers. Each ten percent change in the price of gold would result in a $2.2 million change in cost of goods sold, assuming gold purchase levels approximate the levels in fiscal 2005. As of May 27, 2006 and August 27, 2005, we had hedged a majority of our gold requirements for the fiscal year 2006 through the purchase of gold options.

Recent Accounting Pronouncements

In May 2004, the FASB issued Staff Position 106-2 as a result of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Medicare Subsidy Act”). The Medicare Subsidy Act entitles employers who provide certain prescription drug benefits for retirees to receive a federal subsidy beginning in calendar 2006, thereby creating the potential for significant benefit cost savings. FSP 106-2 requires companies to record the amount expected to be received under the Medicare Subsidy Act as an actuarial gain, to the extent the related post-retirement medical plan’s total unrecognized actuarial gains or losses exceed certain thresholds, to be amortized into income over time. During the first quarter of fiscal 2005, we adopted the provisions of this pronouncement and recorded a reduction of service costs for fiscal 2005 of $93,000 as a component of net postretirement health care costs attributable to current services and a reduction of $537,000 in the accumulated postretirement benefit obligation.

In November 2004, FASB issued SFAS No. 151 “Inventory Costs, an Amendment of ARB No. 43 Chapter 4”. SFAS No. 151 requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling be recognized as current-period charges rather than being included in inventory regardless of whether the costs meet the criterion of abnormal as defined in ARB No.43. SFAS No. 151 is applicable for inventory costs incurred during fiscal years beginning after June 15, 2005. We adopted this standard beginning the first quarter of fiscal year 2006 and its adoption did not have a material impact on our financial statements as such costs have historically been expensed as incurred.

In December 2004, FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29” which addresses the measurement of exchanges of nonmonetary assets and eliminates the exception from fair value accounting nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of an entity are expected to change significantly as a result of the exchange. We adopted this Statement beginning the first quarter of fiscal year 2006 and its adoption did not have a significant impact on our financial statements.

In December 2004, FASB issued SFAS No. 123 (Revised 2004) “Share-Based Payment: an Amendment of FASB Statements No. 123 and 95”. SFAS No. 123R sets accounting requirements for “share-based” compensation to employees, requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees and disallows the use of the intrinsic value method of accounting for stock compensation. FAS 123R is applicable for all interim and annual periods for fiscal years beginning after December 15, 2005. This statement was adopted in the first quarter of fiscal year 2006 and did not have a significant impact on our financial statements.

In March 2005, the FASB issued Interpretation No. 47 “Accounting for Conditional Retirement Obligations”, which clarifies the term “conditional asset retirement obligation,” as used in FASB Statement No. 143, “Accounting for Asset retirement Obligations.” FIN No. 47 clarifies that an entity is required to recognize a liability for a legal obligation to perform asset retirement activities when the retirement is conditional on a future event and if the liability’s fair value can be reasonably estimated. If the liability’s fair value cannot be reasonably estimated, then the entity must disclose a description of the obligation, the fact that a liability has not been recognized, and the reasons why the liability cannot be reasonably estimated. We must adopt this Interpretation in the fourth quarter of 2006 and we are currently studying its provisions to determine the impact, if any, on our financial statements.

BUSINESS

General

We are one of the leading manufacturers and suppliers of class rings, yearbooks, graduation products, achievement publications and recognition and affinity jewelry in the United States. We serve the high school, college and, to a lesser extent, elementary and junior high school markets. We market and sell yearbooks in all of the markets we serve. We primarily sell our class rings and graduation products, which include fine paper products and graduation accessories, in the high school, college and junior high school markets. Our achievement publications segment produces, markets, and sells publications that recognize the achievements of top students at the high school and college levels, as well as the nation’s most inspiring teachers. It consists of various titles including the Who’s Who brand and The National Dean’s List. Our other segment consists primarily of jewelry commemorating family events such as the birth of a child, fan affinity jewelry and related products and professional sports championship rings such as World Series rings and commercial and fine books.

Products

Class Rings. We believe that we are the second largest provider of high school class rings and the largest provider of college class rings. We represent approximately 35% of the class ring market and sell class rings to students at over 5,500 junior high schools, high schools, colleges and universities. We believe that we are also the leading supplier of high school class rings to retail stores with a market share of approximately 90%. Our class rings are sold under the ArtCarved, Balfour, Keystone, Master Class Rings and R. Johns brand names. For most of the schools that we serve, we are the sole on-campus class ring supplier. Our independent sales representatives operate under exclusive contracts with us and coordinate ring design, promotion and order processing. We offer over 100 styles of highly personalized class rings with more than 400 designs, and have an inventory of over 650,000 unique proprietary ring dies.

Yearbooks. We are a leading provider of yearbooks. We represent approximately 14% of the yearbook market and sell yearbooks to students at over 7,000 schools. All of our yearbooks are sold under the Taylor Publishing brand name. We typically enter into one-year contracts with schools, although some of our contracts are multi-year agreements. Our independent sales representatives operate under exclusive contracts with us and develop strong relationships with schools as they assist students and faculty advisors throughout the design process and provide technical and marketing support. We pioneered many of the industry’s major advances in yearbook systems and design. Most recently, we were the first yearbook provider to fully integrate digital technology throughout our production process, which has led to increased output speed and enhanced print quality.

Graduation Products. We offer a full array of graduation products to high school and college students through our network of independent class ring sales representatives, as well as through college bookstores. Our graduation product line includes personalized graduation announcements, name cards, thank you notes, diplomas, mini diplomas, diploma covers, certificates, appreciation gifts, and other fine paper accessory items. In addition to our fine paper accessories, we also offer caps and gowns. All of our graduation products are sold under the ArtCarved and Balfour brand names.

Achievement Publications. We believe that we are the leading provider of academic achievement directories. Our publications recognize the achievements of top high school and college students, as well as the nation’s most inspiring high school teachers. We currently publish four achievement publications, including Who’s Who Among American High School Students, Who’s Who Among American High School Students—Sports Edition, The National Dean’s List and Who’s Who Among America’s Teachers. We believe that each of our publications is the leading publication in its respective market.

Recognition and Affinity Jewelry. Our recognition and affinity jewelry products include products that commemorate accomplishments within organizations and associations, celebrations of family events, such as the birth of a child, and fan affinity jewelry. We also provide sports championship jewelry for professional teams and have produced many World Series, Super Bowl and Stanley Cup rings. Our licensed consumer sports jewelry and professional sports championship jewelry are marketed under the Balfour Sports and the Balfour and Keepsake brand names, respectively. We market our personalized family jewelry under the Celebrations of Life, Generations of Love and Namesake brand names.

Industry Overview

The scholastic products market encompasses sales of class rings, yearbooks and graduation products to middle schools, junior high schools, high schools, colleges and universities. We believe that this market represents approximately $1.5 billion of annual revenues. There are approximately 28,000 high schools and 3,200 colleges and universities in the United States. The scholastic products market consists of three primary national competitors (including our company), which we believe collectively represented approximately 85% of the market in fiscal 2005, and a number of smaller regional competitors. We believe that it would be costly and time-consuming for new competitors to replicate the production and distribution capabilities necessary to compete effectively in this market, and as a result, there have been no major new competitors in the last 60 years.

Historically, growth in the scholastic products market has been driven primarily by demographics. The U.S. Department of Education projects that the number of high school and college graduates will grow by an average of 2.2% and 2.5% per year, respectively, from 2002 to 2008.

Competitive Strengths

Leading Market Positions and Strong Portfolio of Brands. Our well-known and longstanding brand names, including Balfour (established 1913), Taylor Publishing (established 1914), ArtCarved (established 1941) and Who’s Who (established 1967), contribute to our leading market positions in each of our principal businesses. We believe that we are the second largest class ring provider and one of the leading yearbook providers, with market shares of approximately 35% and 14%, respectively, in fiscal 2005. In addition, we have leading market shares in high school rings sold by retail stores and college rings, with market shares of approximately 90% and 54%, respectively, in fiscal 2005. Our achievement recognition publications are also market leaders in their respective niches and represent approximately 70% of the overall market.

Strong EBITDA Growth and Free Cash Flow Generation. Our management team has grown EBITDA from $39.0 million in fiscal 2002 to $60.1 million in fiscal 2005, representing an approximate 15.5% compound annual growth rate. We obtained this growth and increased profitability by improving the efficiency of our manufacturing processes through the implementation of continuous improvement programs, the closure or consolidation of manufacturing facilities and increased utilization of our lower cost manufacturing facilities. From fiscal 2002 to fiscal 2005, EBITDA as a percentage of net sales increased from 12.8% to 19.2%. Moreover, our low capital expenditures, minimal cash taxes and working capital requirements allow us to generate strong free cash flow.

Longstanding Customer Relationships Sustained By Our Experienced Sales Force. We distribute our products through an extensive network of independent sales representatives that would be very costly and time consuming for new competitors to replicate. We currently have over 210 high school class ring sales representatives and approximately 200 yearbook sales representatives, with average tenures at our company of approximately 13 and 11 years, respectively. All of our independent sales representatives operate under exclusive contracts with us. We believe the stability of our sales force and their deep integration into our sales and design processes represents a significant barrier to entry for new competitors. During the last three fiscal years, we have had average school retention rates of approximately 87% for high school class rings and 84% for yearbooks.

Leader in Product and Process Innovation. We have a long history of innovation in our businesses, having pioneered, for example, lost wax casting (1955), ring encrusting (1965), stainless steel rings (1972) and proprietary yearbook design software (1993). In fiscal 2001, we launched the Balfour Identity high school class ring line, which addresses contemporary teen tastes and preferences by increasing personalization. In fiscal 2002, we introduced a proprietary silver/platinum alloy for high school class rings, which appeals to buyer preferences for white metal. During fiscal 2005, the Identity line and silver/platinum alloy styles represented 63% and 26% of our total on-campus high school class ring sales, respectively. We also pioneered many of the industry’s major advancements in yearbook systems and design. Most recently, we were the first yearbook provider to fully integrate digital technology throughout our production process, which has led to increased output speed and enhanced print quality. Due to these and other factors, our gross profit as a percentage of net sales improved from 52% during fiscal 2002 to 57% during fiscal 2005.

Market Leader in Retail Sales of Class Rings. We believe that approximately 22% of all consumer purchases of high school class rings are completed through retail stores and believe that we supply over 90% of all high school class rings sold through this channel. Our unique position in the retail distribution channel enables us to sell high school class rings to students who attend schools where our representatives do not have relationships, as well as to students who did not purchase a class ring at school. We distribute our class rings through many types of retail stores, including approximately 5,000 independent jewelry stores, many of the nation’s largest jewelry chains, such as Zales, Gordons and Sterling, and mass merchandisers, such as Wal-Mart.

Experienced Management Team With a Proven Track Record. We are led by an experienced management team. Our management team has a proven track record of achieving growth, developing and maintaining strong relationships with customers, enhancing the appeal of our products, successfully integrating business lines, improving manufacturing processes and introducing new products.

Business Strategy

We seek to increase revenues and operating efficiencies in our scholastic and recognition and affinity products segments. We intend to achieve these objectives through the following strategies:

Increase Operating Efficiencies. We have over the past five fiscal years implemented several initiatives designed to increase our operating efficiencies. For example, since acquiring ArtCarved’s and Balfour’s ring manufacturing operations in 1996, we implemented a computerized order entry and tracking system, digitized the tooling process and reconfigured the manufacturing line. Primarily as a result of these initiatives, we reduced the number of labor hours spent per ring by 39% and increased the number of rings that do not require rework by 15.8 percentage points between fiscal 1998 and fiscal 2005. Since acquiring Taylor Publishing’s yearbook operations in fiscal 2000, we upgraded our printing presses and converted the entire production process to digital technology. Primarily as a result of these initiatives, we reduced our average yearbook cycle time by 25%. In August 2004, we closed our yearbook facility in Malvern, Pennsylvania and transferred its volume to our facilities in Dallas and El Paso. We realized more than $1.5 million in savings from this plant closure in fiscal 2005. Further, in June 2005, we closed our ring manufacturing facility in El Paso, Texas and we expect to realize approximately $1.1 million in savings in fiscal 2006. In addition, during the fourth quarter of fiscal 2006, we will close our yearbook facility in San Angelo, Texas. We expect to incur approximately $1.0 million in costs associated with the closing of this plant, primarily consisting of severance and relocation costs paid to or with respect to employees at the plant. The operations of this plant will be transferred to our yearbook facility in Dallas, Texas. As a result, we expect to realize up to $1.5 million in cost savings attributable to this facility closure, substantially all of which should be realized in fiscal 2007. We also intend to continue to increase utilization of our Juarez, Mexico ring manufacturing facilities and expect to continue to implement lean manufacturing practices and robotics, each of which should further lower our production costs.

Leverage Well-Known Brands. We intend to increase our revenues by further leveraging our well-established brands and distribution capabilities. For example, in fiscal 2002, we launched a “Who’s Who” Sports Edition, which recognized 30,000 accomplished high school athletes in its first edition. In addition, during the same year, we introduced a Balfour private label cap and gown product line to complement our existing array of branded graduation products for the high school and college markets. We also successfully launched the Identity high school class ring line during fiscal 2001, and introduced a popular white metal ring base during fiscal 2003, each under the Balfour brand. In fiscal 2004, we created a new marketing campaign for our independent retail ArtCarved jewelers. We plan to continue introducing new products, enhancing our existing product lines, and increasing the number of retail outlets that offer our products.

Expand Market Penetration. We are focused on increasing sales of both yearbooks and class rings, particularly at schools in regions where we are underrepresented, such as the Western and Midwestern United States. In fiscal 2004, for example, we hired a new head of yearbook national sales (who was previously our highest revenue generating independent sales representative). We have also added two yearbook regional vice presidents and 30 independent sales representatives. Additionally, we are increasing marketing support for our yearbook sales representatives, as well as to faculty advisors and students, and continue to leverage our multi-color high speed printing capabilities to expand our share of the yearbook market. To continue the sales momentum in our on-campus class ring business, in fiscal 2004 we added 15 new independent sales representatives. We are also focused on increasing our penetration of the retail market for class rings, as well as promoting post-graduation sales. Leveraging the marketing expertise gained in our acquisition of Milestone Marketing, a marketer of class ring and graduation products for the college market, we launched our Official Ring Program in fiscal 2003. The Official Ring Program provides us with exclusive rights to produce colleges’ class rings and has been adopted by more than 187 colleges. We believe that the Official Ring Program and our leadership in the college market will support increased penetration in the markets for college class rings and graduation products.

Our Product Business Segments

Our product business segments consist of five principal categories: Class Rings, Yearbooks, Graduation Products, Achievement Publications and Other. Sales for these segments for the most recent three fiscal years were:

	Fiscal Year Ended
Segment	2005	2004(1)	2003
	($ in thousands)
Class Rings	$119,658	$122,525	$127,624
Yearbooks	112,432	111,345	105,038
Graduation Products	40,018	39,666	34,736
Achievement Publications	20,110	19,956	20,122
Other	21,570	20,579	20,911

Total	$313,788	$314,071	$308,431

(1)	Fiscal year ended 2004 represents the combined periods of August 31, 2003 to March 25, 2004 (date of the Merger) and March 26, 2004 to August 28, 2004.

The table below sets forth our principal product lines, various brand names and the distribution channels through which we sell our products.

Product Lines	Brand Names	Distribution Channel

High School Class Rings:	ArtCarved	Independent jewelry stores

Jewelry chains

	Balfour	On-campus

	Keystone Class Rings	Mass merchandisers

	Master Class Rings	Mass merchandisers

	R. Johns	Mass merchandisers
Independent jewelry stores

College Class Rings:	ArtCarved	College bookstores

	Balfour	College bookstores
Direct marketing
Yearbooks:	Taylor Publishing	On-campus
High School Graduation Products:	Balfour	On-campus

College Graduation Products:	ArtCarved	College bookstores

	Balfour	Direct marketing
College bookstores

Achievement Publications:	Who’s Who	Direct marketing
	The National Dean’s List	Direct marketing

Affinity Group Jewelry:	Keepsake	Direct marketing

	R. Johns	Direct marketing
	Balfour	Direct marketing

Personalized Family Jewelry:	Celebrations of Life	Independent jewelry stores

Jewelry chains

	Generations of Love	Mass merchandisers
	Namesake	Mass merchandisers

Fan Affinity Sports Jewelry:	Balfour Sports	Mass merchandisers
Catalogues
Professional Sports Championship Jewelry:	Balfour	Direct marketing

Class Rings

We manufacture class rings for high school, college and university students and, to a lesser extent, junior high school students. Our rings are marketed under various brand names, including ArtCarved and Balfour. Our ArtCarved and Balfour brand names have been identified with class rings for over 64 years and 91 years, respectively. During fiscal 2005, we sold rings to students at over 5,500 junior high schools, high schools, colleges and universities. In addition, we believe that we had the leading market share in class ring sales through retail stores during that same period. We believe we are the second largest provider of high school class rings and the largest provider of college class rings. Our school retention rates have averaged in excess of 84% for high school class rings over the past three years.

We offer over 100 styles of class rings ranging from traditional to highly stylish and fashion-oriented designs. Our rings are available in precious or nonprecious metal, and most are available with a choice of more than 50 different types of stones in each of several different cuts. More than 400 designs can be placed on or under the stone and emblems of over 100 activities, sports or achievements can appear on the side of the rings in addition to school crests and mascots. As a result, students can design highly personalized rings to commemorate their school experiences.

We manufacture all of our rings at our own facilities, and each ring is custom manufactured. We maintain an inventory of more than 650,000 unique proprietary ring dies that would be expensive and time consuming to replicate. The production process takes approximately two to eight weeks from receipt of the customer’s order to product shipment, depending on style, option selections and new or custom tooling requirements. We use computer aided design software to quickly and cost-effectively convert new custom designs such as school seals, mascots and activities into physical tools capable of producing rings in large quantities. Rings are produced only upon receipt of a customer order and deposit, which reduces our credit risk. Class ring products contributed 38%, 39% and 41% of our net sales in the fiscal years ended 2005, 2004 and 2003, respectively.

Yearbooks

We sell yearbooks primarily to high school and college students. We also publish yearbooks for elementary and junior high schools, as well as specialty military yearbooks, which, for example, commemorate naval tours of duty at sea. During fiscal 2005, we sold yearbooks to over 7,000 schools. We believe we accounted for approximately 14% of the yearbook market during fiscal 2005 and were a leading yearbook publisher. Our school retention rates for yearbooks have averaged in excess of 84% over the past three years.

We publish yearbooks in our own facilities. Since 1993, we have made significant expenditures on proprietary software and hardware to support electronic platforms for creating, transmitting and managing yearbook production and printing technology. We also offer full production support for off-the-shelf desktop publishing tools. In the last three fiscal years we have upgraded our printing presses and fully integrated digital technology throughout our production process to, among other things, increase the speed of output and automatically monitor ink flow and control color composition. The foregoing technology upgrades and enhancements have enabled us to reduce manufacturing costs and improve on-time delivery, performance and print quality. Yearbook products contributed 36%, 36% and 34% of our net sales in the fiscal years ended 2005, 2004 and 2003, respectively.

Graduation Products

Graduation products include personalized graduation announcements, name cards, thank-you notes, diplomas, mini diplomas, diploma covers, certificates, appreciation gifts and other fine paper accessory items. All of our graduation products are personalized to some degree and have short production runs and cycles. We manufacture these products at our own facilities and distribute them through our independent high school class ring sales representatives and college bookstores. As part of our graduation product line, we also offer caps and gowns for high school and college students.

We recently enhanced our college website to enable students and their parents to order graduation products online. We believe that, over time, this will increase sales of our graduation products and, in particular, personalized college announcements that include a student’s name, degree and other personal information in the text of the announcement. We also intend to leverage our existing channels of distribution and, in particular, our presence in college bookstores, to further increase sales of these products. Graduation products contributed 13%, 13% and 11% of our net sales in the years ended 2005, 2004 and 2003, respectively.

Achievement Publications

We produce the following five achievement publications:

•	Who’s Who Among American High School Students. First published in 1967, this annual publication is the largest academic achievement publication in the nation honoring high-achieving high school students. The 1st edition recognized approximately 13,000 students from approximately 4,000 high schools. The current 38th edition honors approximately 600,000 students, from freshmen through seniors. Nominees represent over 21,000 of the nation’s 23,000 private, public and parochial high schools on the basis of academic achievement, class rank and extracurricular activities.

•	Who’s Who Among American High School Students—Sports Edition. Introduced in 2002, this annual publication, which recognizes high-achieving high school athletes, represented approximately 50% of its market in 2003. The current third edition of this publication honors approximately 45,000 students from 2,400 high schools.

•	The National Dean’s List. First published in 1978, this publication is the largest annual recognition publication in the nation honoring exceptional college students. The 1st edition recognized over 25,000 students from approximately 700 universities. The most recent 28th edition honors almost 240,000 high-achieving students, representing in excess of 2,500 colleges and universities throughout the country.

•	Who’s Who Among America’s Teachers. First published in 1990, this publication pays tribute to the country’s most inspiring high school teachers, who are nominated for inclusion by current or former “Who’s Who” honorees. The 9th edition was published in 2005 and honored over 235,000 outstanding teachers.

•	The Chancellor’s List. First published in 2005, this publication provides recognition for the positive academic achievements of qualified graduate level students. The inaugural edition recognized over 30,000 students from approximately 700 universities.

We also sell related products, including plaques, certificates, gold and silver pins and charms, mugs, key chains and paper weights, which commemorate a student’s or teacher’s inclusion in one of our achievement publications. The primary customer base for our achievement publications and related products are the students and teachers featured in the publications and their families. We have an established network of nomination sources that we utilize to identify students and teachers for recognition. Students and teachers are not required to purchase publications in order to be included in them. Printing for our achievement publications is outsourced. Achievement Publication products contributed 6%, 6% and 7% of our net sales in the years ended 2005, 2004 and 2003, respectively.

Recognition and Affinity Jewelry

Our other products are primarily recognition and affinity jewelry, which consist of the following product categories:

•	Affinity Group Jewelry. Affinity group jewelry is sold to members of large groups and associations. The jewelry features emblems of, and otherwise commemorates accomplishments within, the group. For example, through our Keepsake brand, we provide affinity ring awards to the American Bowling Congress, including recognition rings for bowlers who score a perfect “300” game. Through our Balfour brand, we provide affinity rings to military personnel that recognize affiliation and completion of specialized training ranging from basic training to special forces.

•

Personalized Family Jewelry. Our family jewelry products include rings commemorating children’s birth dates, which feature a level of personalization, such as birthstones and names, that distinguishes us from our competitors. We also sell other personalized jewelry, such as necklaces and bracelets, designed to commemorate family events. We started our family jewelry business in fiscal 1997 and, by the end of fiscal 2005, had grown this business to $9.2 million in net sales by leveraging our existing distribution channels. We intend to further grow our family jewelry business through product extensions, including baby rings for scrapbooks, grandmothers’ products such as pins and pendants, daughters’ rings and “Sweet 16” memorabilia. We provide personalized family jewelry under our Celebrations of Life, Generations of Love and Namesake brand names.

•	Fan Affinity Sports Jewelry. We produce a variety of sports team affiliation products. For example, we manufacture Balfour Sports brand National Football League rings, pendants, paperweights and coasters reflecting team logos, mascots and colors.

•	Professional Sports Championship Jewelry. We provide sports championship jewelry for professional teams and their members and have, for example, produced several World Series, Super Bowl and Stanley Cup rings, including all of the rings for the New York Yankees’ 26 championships, as well as the 1999 Japanese World Series ring. We provide sports championship jewelry under the Balfour brand.

Sales and Marketing

We have over 210 independent high school class ring and over approximately 200 independent yearbook sales representatives, with average tenures with our company of approximately 13 and 11 years, respectively. We also have approximately 30 employee college class ring sales representatives and a number of part-time employees. We compensate our independent sales representatives on a commission basis. Most independent sales representatives also receive a monthly draw against commissions earned, although all expenses, including promotional materials made available by us, are the responsibility of the representative. Our independent sales representatives operate under exclusive contracts that include non-compete arrangements. Employee sales representatives receive a combination of salary and sales incentives.

At the high school level, class rings are sold through two distribution channels: independent sales representatives selling directly to students and retail stores, which include independent jewelry stores, jewelry chains and mass merchandisers. Our high school class rings are sold by approximately 5,000 independent jewelry retailers, many of the nation’s largest jewelry chains, including Zales, Gordons and Sterling, and mass merchandisers, including Wal-Mart. We sell different brands and product lines in retail stores in order to enable them to differentiate their products from those sold by us directly to students at schools. College rings are sold primarily through college bookstores and colleges by our employee sales representatives. Historically, college bookstores have been owned and operated by academic institutions. Over the last several years, an increasing number of college bookstores have been leased to contract operators, primarily Barnes and Noble Bookstores and Follett Corporation, with whom we have longstanding relationships. Decisions to include our products are typically made on a national basis by each bookstore operator.

Yearbooks are produced under an exclusive contract with each school for the academic year and are sold directly to students by the school. Under the terms of the contract, the school agrees to pay us a base price for producing the yearbook. This price typically increases between order receipt and production as a result of enhancements to the contract specifications, such as additional color pages. Our independent yearbook sales representatives call on schools at the contract stage. Thereafter, they coordinate between the school’s yearbook committee and our customer service and plant employees to ensure satisfactory quality and service.

Graduation products are sold directly to students through our network of independent high school class ring sales representatives and in college bookstores and colleges through our network of employee sales representatives. Achievement publications are sold through direct marketing. Other affinity products are sold through a variety of distribution channels, including team stores, catalogs and retail stores. These products are sold to wholesale accounts through employee sales representatives.

Intellectual Property

We have trademarks, patents and licenses that in the aggregate are an important part of our business. However, we do not regard our business as being materially dependent upon any single trademark, patent or license. We have trademark registration applications pending and intend to pursue other registrations as appropriate to establish and preserve our intellectual property rights.

We market our products under many trademarked brand names, some of which rank among the most recognized and respected names in jewelry and publications. Generally, a trademark registration will remain in effect so long as the trademark remains in use by the registered holder and any required renewals are obtained. We own several patented ring designs and business process patents. We also have non-exclusive licensing arrangements with the National Football League and numerous colleges and universities under which we have the right to use the name and other trademarks and logos of such entities on our products.

The following items are registered pursuant to applicable intellectual property laws and are the property of American Achievement Corporation or its subsidiaries: “ArtCarved,” “Balfour,” “Class Rings, Ltd,” “Keystone,” “Master Class Rings,” “R. Johns,” “Keepsake,” “Taylor Publishing,” “Who’s Who,” “The National Dean’s List,” “Celebrations of Life,” “Generations of Love,” “Namesake,” and the various logos related to the foregoing brands.

Competition

The class rings, yearbooks and graduation products market is highly concentrated and consists primarily of a few large national participants. Our principal competitors in the class ring market are Jostens, Inc. and Herff Jones, Inc., which compete with us nationally across all product lines. Our principal competitors in the yearbook and graduation products markets are Jostens, Herff Jones and Walsworth Publishing Company. All competitors in the scholastic products market compete primarily on the basis of quality, marketing and customer service and, to a lesser extent, price.

We have limited competition for our student achievement publications, as only a small percentage of the high school and college students included in our publications are also included in the publications of our competitors. We have no direct competition in the teacher recognition market. Our affinity group jewelry products, fan affinity sports jewelry and products and our professional sports championship jewelry businesses compete with Jostens and, to a lesser extent, with various other companies. Our personalized family jewelry products compete mainly with smaller regional companies. We compete with our affinity product competitors primarily on the basis of quality, marketing, customer service and price.

Raw Material and Suppliers

Numerous raw materials are used in the manufacture of our products. Gold, precious, semi-precious and synthetic stones, paper products and ink comprise the bulk of the raw materials we utilize in the largest segments of our business. Our raw materials are purchased from multiple suppliers at market prices, except that we purchase substantially all synthetic and semi-precious stones from a single supplier who we believe supplies substantially all of these types of stones to almost all of the class ring manufacturers in the United States. Synthetic and semi-precious stones are available from other suppliers, although switching to these suppliers could result in additional costs to us.

We periodically reset our prices to reflect the then current prices of raw materials. In addition, we engage in various hedging transactions to reduce the effects of fluctuations in the price of gold. We also negotiate paper prices on an annual basis so that we are able to estimate yearbook costs with greater certainty.

Seasonality

The seasonal nature of our various businesses tends to be tempered by its broad product mix. Class ring sales are highest during October through December, with most orders made for delivery to students before the winter holiday season. Graduation product sales are predominantly made during February through April prior to the April through June graduation season. Yearbook sales are highest during the months of May through June, as yearbooks are typically shipped prior to each school’s summer break. Our recognition and affinity product line sales are also seasonal. The majority of our achievement publications are shipped in November and August of each year. The remaining recognition and affinity product line sales are highest during the winter holiday season and in the period leading up to Mother’s Day.

As a result of the foregoing, we have historically experienced operating losses during its fourth fiscal quarter, which includes the summer months when school is not in session, thus reducing related shipment of products. In addition, our working capital requirements tend to exceed its operating cash flows from April through August.

Backlog

Because of the nature of our business, all orders (except yearbooks) are generally filled between two and eight weeks after the time of placement. We enter into yearbook contracts several months prior to delivery. While yearbook base prices are established at the time of order, final prices are often not calculated at that time since the content typically changes prior to publication. We estimate (calculated on the basis of the base price of yearbooks ordered) that the backlog of orders related to continuing operations was approximately $192.1 million as of May 27, 2006, almost exclusively related to student yearbooks. We expect approximately 56% of this backlog to be filled in fiscal 2006 and the remainder to be filled in fiscal 2007.

Employees

Given the seasonality of our business, the size of our employee base fluctuates throughout the year, with the number typically being highest during September through May and lowest from June to August. As of May 27, 2006, we had approximately 2,107 employees. We believe that our employee relations are good.

Some of our production employees are represented by unions. Hourly production and maintenance employees located at our Austin, Texas manufacturing facility are represented by the United Brotherhood of Carpenters and Joiners Union. The United Brotherhood of Carpenters and Joiners Union signed a collective bargaining agreement that will expire in May of 2009. Some hourly production employees at our Dallas facility are represented by the Graphics Communication International Union. We have two collective bargaining agreements in place with the Graphics Communication International Union. One agreement expires in July 2009 and the other in February 2007.

Properties

Our headquarters and principal executive offices are located at 7211 Circle S Road, Austin, Texas. We believe that our facilities are suitable for their purpose and adequate to support our business. The extent of utilization of individual facilities varies due to the seasonal nature of our business.

A summary of the physical properties that we use are as follows:

Approximate Location	Type of Property	Leased or Owned	Square Footage
Austin, TX	Corporate headquarters	Owned	23,000
Austin, TX	Jewelry manufacturing and administration	Owned	108,000
Austin, TX	Warehouse facility	Leased	38,600
Austin, TX	Achievement publication administration	Leased	6,100
Dallas, TX	Yearbook administration and manufacturing	Owned	327,000
El Paso, TX	Yearbook pre-press	Leased	50,000
Lubbock, TX	Jewelry administration	Leased	300
San Angelo, TX	Yearbook pre-press, press, bindery	Leased	55,000
Louisville, KY	Graduation products manufacturing	Leased	100,000
Manhattan, KS	Graduation products manufacturing	Leased	10,000
Juarez, Mexico	Jewelry manufacturing	Leased	20,000

We are pursuing the sale of certain property located near our Austin, Texas corporate headquarters. We make no assurance as to when such a transaction may be consummated, if at all.

Environmental

We are subject to applicable federal, state and local laws, ordinances and regulations that establish various health and environmental quality standards. Past and present manufacturing operations subject us to environmental laws and regulations that seek to protect human health or the environment, governing among other things the use, handling and disposal or recycling of, or exposure to, hazardous or toxic substances, the remediation of contaminated sites, emissions into the air and the discharge of wastewaters. We believe that our business, operations and facilities are in substantial compliance with all material environmental laws and regulations, many of which provide for substantial fines and criminal sanctions for violations. We believe that we may have adequate environmental insurance and indemnities to sufficiently cover any currently known material environmental liabilities and that we do not currently face environmental liabilities that could have a material adverse affect on our financial condition or results of operations.

Legal Proceedings

In the normal course of business, we may be a party to lawsuits and administrative proceedings before various courts and government agencies. These lawsuits and proceedings may involve personal injury, contractual issues and other matters. We cannot predict the ultimate outcome of any pending or threatened litigation or of actual claims or possible claims. However, we believe resulting liabilities, if any, will not have a material adverse impact upon our results of operations, financial condition or cash flow.

MANAGEMENT

The following table sets forth information about the American Achievement Group Holding Corp, AAC Group Holding Corp. and American Achievement Corporation boards of directors and executive officers:

Name	Age	Position
Donald J. Percenti	49	President and Chief Executive Officer and Director
Sherice P. Bench	46	Chief Financial Officer, Secretary and Treasurer
Matthew Gase	47	General Manager
Alan J. Bowers	51	Director
David G. Fiore	59	Director
Andrea Geisser	63	Director
Myles Kleeger	31	Director
Mac LaFollette	41	Director
Peter Lamm	55	Director
Jean Ann McKenzie	46	Director
W. Gregg Smart	46	Director

Donald J. Percenti became our President and Chief Executive Officer, and a member of the board of directors of American Achievement Corporation in September 2005. Prior to becoming President and Chief Executive Officer, Mr. Percenti served as Senior Vice President—On Campus and General Manager—Printing since 1996. From 1991 to 1996, he was Vice President—Sales and Marketing of L.G. Balfour Company, the prior owner of Balfour. From 1977 to 1991, Mr. Percenti was employed by Balfour in various capacities. Mr. Percenti is a member of American Achievement Corporation’s board of directors.

Sherice P. Bench has been our Secretary and Treasurer since July 2000 and became our Chief Financial Officer in August 2001. From July 2000 to August 2001, Ms. Bench was CFO of our Predecessor. From 1996 to July 2000, Ms. Bench was Vice President and Controller of our Predecessor. From 1989 to 1996, Ms. Bench was Vice President Finance and Controller for CJC Holdings, the prior owner of ArtCarved. Prior to that time, Ms. Bench was employed as an audit manager with Arthur Andersen LLP. Ms. Bench is a Certified Public Accountant in the State of Texas and she received a B.B.A. in Accounting from Texas Tech University.

Matthew Gase has been our General Manager since February 2006. From 1997 to 2006, Mr. Gase served in numerous senior executive capacities at ConAgra Foods, Inc., where he was most recently Vice President International Strategic Development. From 1982 to 1997, Mr. Gase held a variety of general management roles at Nestle Purina Company. Mr. Gase received an M.B.A. from Loyola Marymount University and a B.G.S. from the University of Michigan, Ann Arbor.

Alan J. Bowers joined American Achievement Corporation’s board of directors in August 2006. Mr. Bowers was also appointed to chair the Audit Committee of the Board of Directors. Mr. Bowers most recently served as President, Chief Executive Officer and Board Member of Cape Success, LLC, a consolidated group of service businesses, from 2001 through 2004. Mr. Bowers previously served as President, Chief Executive Officer and Board Member of Marketsource Corporation, a multi-divisional service firm, from 2000 through 2001, and MBL Life Assurance Corporation, successor to Mutual Benefit Life, from 1995 to 1999. Prior to joining MBL Life Assurance Corporation, Mr. Bowers was with Coopers & Lybrand, LLP, predecessor to PricewaterhouseCoopers, from 1978 to 1995. He became a partner in 1986, working in the Firm’s audit practice and ultimately becoming an area managing partner. Mr. Bowers received an M.B.A. in Finance and Economics from St. John’s University and a B.S. in Accounting from Montclair State University.

David G. Fiore has been a member of the board of directors of American Achievement Corporation since July 2000. From August 1999 to September 2005, Mr. Fiore was President, CEO and a director of our Predecessor. Prior to joining our Predecessor, Mr. Fiore was the President and CEO of Reliant Building Products,

Inc. from 1992 to 1998. From 1988 to 1992, Mr. Fiore was the President and CEO of CalTex Industries, Inc. and held the positions of Division General Manager, VP of Manufacturing and Director of Marketing with the Atlas Powder Company from 1977 to 1988.

Andrea Geisser joined AAC Group Holding Corp. and American Achievement Corporation’s board of directors in May 2006. Mr. Geisser is a Senior Advisor to Fenway Partners and held the position of Managing Director from 1995-2005. Prior to joining Fenway Partners in 1994, Mr. Geisser was a Managing Director of Butler Capital Corporation. Prior to Butler Capital Corporation, Mr. Geisser was a Managing Director of Onex Investment Corporation, a Canadian management buyout company. From 1974 to 1986, he was senior officer of Exor America, an investment company controlled by the Agnelli family. Mr. Geisser received a P.M.D. from Harvard Business School and a bachelor’s degree from Bocconi University in Milan, Italy.

Myles Kleeger joined American Achievement Corporation’s board of directors in June 2006. Mr. Kleeger is a Managing Director at the Kaplan Thaler Group (KTG) and heads the marketing unit, KTG Buzz. Before joining KTG, Mr. Kleeger most recently served as the Senior VP and General Manager of Alloy Marketing & Promotions (AMP Agency), a full-service marketing agency specializing in experiential and digital marketing solutions for clients targeting the youth market. Prior to becoming the General Manager of AMP, Mr. Kleeger served as VP of AMP Design, the web design and technology services division of the agency. Mr. Kleeger began his career at Alloy in a sales role, and also held multiple sales and marketing positions at Parade Publications prior to joining Alloy in 1999. Mr. Kleeger received his undergraduate degree from Duke University and his M.B.A. in Finance from the NYU Stern School of Business.

Mac LaFollette joined American Achievement Corporation’s board of directors upon the consummation of the March 2004 Transactions and has served as a director of American Achievement Group Holding Corp. and AAC Group Holding Corp. since their inception. Mr. LaFollette is a Managing Director of Fenway Partners. Prior to joining Fenway Partners in 2000, Mr. LaFollette was a Director in the Leveraged Finance group at Credit Suisse First Boston. At First Boston, he identified leveraged buyout transactions for financial sponsors and financed LBOs in the bank market and high yield markets. Prior to joining First Boston, he worked in the Latin America Investment Banking Group at UBS. Mr. LaFollette received an M.B.A. from Harvard Business School and an A.B. from Harvard College.

Peter Lamm joined American Achievement Corporation’s board of directors upon the consummation of the March 2004 Transactions and has served as a director of American Achievement Group Holding Corp. and AAC Group Holding Corp. since their inception. Mr. Lamm is the Chairman and Chief Executive Officer of Fenway Partners. Mr. Lamm founded Fenway Partners in 1994. He was previously a General Partner of the investment partnerships managed by Butler Capital Corporation and a Managing Director of BCC. Prior to joining Butler Capital in 1982, Mr. Lamm was involved in launching Photoquick of America, Inc., a family business. Mr. Lamm received an M.B.A. from Columbia University School of Business and a B.A. in English Literature from Boston University.

Jean Ann McKenzie joined American Achievement Corporation’s board of directors in May 2006. Ms. McKenzie most recently served as President and Chief Executive Officer of Gateway Learning Corporation (Hooked on Phonics) from 1999 through 2005. Prior to joining Gateway Learning Corporation, Ms. McKenzie spent nine years in various marketing and senior management roles at Mattel, Inc., culminating in the position of Executive Vice President and General Manager, Worldwide Barbie. Prior to joining Mattel, Inc., Ms. McKenzie was with Applause, Inc. and Hallmark Cards, Inc. Ms. McKenzie received a B.S. in Marketing from the University of Missouri.

W. Gregg Smart joined American Achievement Corporation’s board of directors upon the consummation of the March 2004 Transactions and has served as a director of American Achievement Group Holding Corp. and AAC Group Holding Corp. since their inception. Mr. Smart is a Senior Managing Director and the Chief Operating Officer of Fenway Partners. Prior to joining Fenway Partners in July 1999, Mr. Smart spent 13 years at

Merrill Lynch & Co. where he was most recently a Managing Director in the Financial Sponsors Group. Prior to joining Merrill Lynch & Co., Mr. Smart was with First Union National Bank. Mr. Smart received an M.B.A. from the Wharton School and a B.A. in Economics from Davidson College.

Board Committees

Our board of directors directs the management of our business and affairs as provided by Delaware law and conducts its business through meetings of the full board of directors and two standing committees: the audit committee and the compensation committee. In addition, from time to time, other committees may be established under the direction of the board of directors when necessary to address specific issues.

The duties and responsibilities of the audit committee include recommending to the board of directors the appointment or termination of the engagement of our independent public accountants, otherwise overseeing the independent registered public accounting firm relationship, reviewing our significant accounting policies and internal controls and reporting its recommendations and findings to the full board of directors. Mr. Alan Bowers chairs the audit committee and has been designated by the board of directors as the audit committee financial expert within the meaning of SEC regulations. The compensation committee reviews and approves the compensation of our chief executive officer and administers any cash or equity incentive plan approved by our board of directors.

Director Compensation

The members of our board of directors who are not employees or affiliated with the Company may receive compensation for their services as directors in an amount up to $50,000 annually, which is paid in quarterly installments to such directors, in addition to reimbursement of expenses incurred in connection with their participation on the board.

Executive Compensation

The following table sets forth compensation information for each person who served as our Chief Executive Officer during fiscal 2005 and our four other executive officers who were the most highly compensated for the year ended August 27, 2005. We refer to these individuals collectively as our “named executive officers.”

		Annual Compensation					Long-Term Compensation			All other Compensation (4)(5)
Name and Principal Position	Year(1)	Salary		Bonus(2)		Other Annual Compensation(3)	Restricted Stock Awards	Securities Underlying Options(#)	LTIP Payouts
(Dollars in Thousands)
Donald J. Percenti President and Chief Executive Officer	2005 2004 2003	$ $ $	277,500 258,200 236,847	$ $ $	139,400 780,000 141,000	— — —	— — —	— — —	— — —	$	— 241,132 —

Sherice P. Bench Chief Financial Officer	2005 2004 2003	$ $ $	230,478 230,195 196,538	$ $ $	82,000 740,000 115,050	— — —	— — —	— — —	— — —	$	— 250,262 —

Charlyn A. Daugherty(6) Senior Vice President— Manufacturing Operations	2005 2004 2003	$ $ $	205,962 209,616 191,154	$ $ $	67,000 685,000 105,000	— — —	— — —	— — —	— — —	$	— 241,132 —

Parke H. Davis(6) Senior Vice President— Retail Sales	2005 2004 2003	$ $ $	225,577 230,285 207,308	$ $ $	58,350 615,000 108,650	— — —	— — —	— — —	— — —	$	— 241,132 —

David G. Fiore(6) Director of AAC	2005 2004 2003	$ $ $	450,558 426,731 378,847	$ $ $	200,000 2,772,000 300,000	— — —	— — —	— — —	— — —	$	— 953,594 —

(1)	Our 2005 fiscal year ended on August 27, 2005. Fiscal year 2004 ended on August 28, 2004 and fiscal year 2003 ended on August 30, 2003. Executive compensation for 2005, 2004, and 2003 is for the twelve months ended December 31 of each year and based on current compensation.

(2)	Amounts in 2005 include payments under the Management Incentive bonus program. Amounts in 2004 include payment under the Management Incentive bonus program as follows: Mr. Percenti: $150,000; Ms. Bench: $135,000; Ms. Daugherty: $120,000; Mr. Davis $110,000; Mr. Fiore: $300,000. Amounts in 2004 also include a success bonus paid as of the date of the Merger as follows: Mr. Percenti: $280,000; Ms. Bench: $280,000; Ms. Daugherty: $280,000; Mr. Davis: $280,000; Mr. Fiore: $1,772,000. Amounts in 2004 also include a special bonus paid as follows: Mr. Percenti: $350,000; Ms. Bench: $325,000; Ms. Daugherty: $285,000; Mr. Davis: $225,000; Mr. Fiore: $700,000. Amounts in 2003 include payments under the Management Incentive bonus program.
(3)	The prerequisites and other personal benefits, securities or property received by the named executive officers did not exceed $50,000 or 10% of the total annual salary and bonus reported for the named executive officers in cash for the years ended 2005, 2004 or 2003.
(4)	Each of the named executive officers had term life insurance policies equal to two times their base salary (maximum of $500,000) in the years 2005, 2004 and 2003 with a benefit payable to a beneficiary selected by the named executive officer upon his or her death. We paid the annual premiums on such policies in each of 2005, 2004, and 2003. The annual premium amount has not exceeded $910 for any named executive officer. No named executive officer is entitled to any cash surrender value in such policies.
(5)	Amounts in 2004 include cancellation of stock options in connection with the Merger.
(6)	Mr. Fiore served as our President and Chief Executive Officer on August 27, 2005 and retired in September 2005. Mr. Fiore was replaced by Mr. Percenti. As previously noted, in September 2005, the Company informed Mr. Davis and Ms. Daugherty that it would not be renewing their employment agreements on December 15, 2005 and Mr. Davis and Ms. Daugherty are no longer with the Company.

Employment Agreements

Donald J. Percenti. Mr. Percenti has an employment agreement with us, pursuant to which he serves as our Chief Executive Officer. The initial term of his employment agreement is for two years from August 10, 2005, which can be automatically extended for additional one year terms on August 10th of each succeeding year thereafter unless earlier terminated by us upon not less than 60 days’ prior notice. The employment agreement provides Mr. Percenti with an annual salary of $325,000. Under his employment agreement, Mr. Percenti’s salary is subject to such changes as our board of directors may determine from time to time.

Mr. Percenti’s employment agreement provides for an annual bonus in an amount up to 75% of Mr. Percenti’s salary based upon the achievement of certain targets or standards as are determined by our board of directors. Mr. Percenti’s employment agreement also provides that he participates in our employee benefit plans (including incentive bonus plans and incentive stock plans) as we maintain and as may be established for our employees from time-to-time on the same basis as other executive employees are entitled to participate. In addition, we pay Mr. Percenti a car allowance of up to $750 a month.

Mr. Percenti’s employment agreement provides that in the event his employment is terminated without “cause” or for “good reason” (each as defined in his employment agreement), he will be entitled to receive bi-weekly payments equal to the average of his bi-weekly compensation in effect within the two years preceding the termination for a period of the greater of 18 months or the remaining term of his employment agreement. He will also be entitled to elect the continuation of health benefits at no cost to himself. Other than payments under the Cash Incentive Plan described below, Mr. Percenti’s employment agreement does not provide him with any payments that are contingent upon a “change in control.”

Sherice P. Bench. Ms. Bench has an employment agreement with Commemorative Brands, Inc., or CBI, effective as of December 16, 1996, pursuant to which she serves as our Chief Financial Officer. The initial term of her employment agreement was for two years, which can be automatically extended for additional one year terms on December 15th of each succeeding year thereafter unless earlier terminated by us upon not less than 60 days’ prior notice. The employment agreement provides Ms. Bench with an annual salary of $240,000 and she is entitled to participate in such employee benefit programs, plans and policies (including incentive bonus plans and incentive stock option plans) as we maintain and as may be established for our employees from time-to-time on the same basis as other executive employees are entitled to participate.

Ms. Bench’s employment agreement provides that in the event her employment is terminated without “substantial cause” (as defined in her employment agreement), she will be entitled to receive 39 bi-weekly severance payments equal to the average of her bi-weekly compensation in effect within the two years preceding her termination, accrued but unused vacation, and any accrued bonus. She will also be entitled to elect the continuation of health benefits at no cost to the employee. Other than payments under the Cash Incentive Plan described below, Ms. Bench’s employment agreement does not provide her with any payments that are contingent upon a “change in control.”

Matthew Gase. Mr. Gase has an employment agreement with CBI, effective February 1, 2006, pursuant to which he serves as the General Manager of CBI. The term of his employment agreement is for one year, with automatic renewals for successive one-year terms unless otherwise terminated upon two-months’ notice by either Mr. Gase or CBI. The employment agreement provides Mr. Gase with an annual base salary of $240,000 and he is entitled to participate in such employee programs, plans and policies (including incentive bonus plans and incentive stock option plans) as we maintain and as may be established for our employees from time-to-time on the same basis as other executive employees are entitled to participate.

Mr. Gase’s employment agreement provides that in the event his employment is terminated without “cause” or for “good reason” (each as defined in his employment agreement), he will be entitled to receive 26 bi-weekly payments equal to the average of his bi-weekly base salary in effect within the two years preceding his termination, payment of premiums for health coverage under COBRA for a maximum of twelve months, accrued but unused vacation and any accrued bonus. Other than payments under the Cash Incentive Plan described below, Mr. Gase’s employment agreement does not provide him with any payments that are contingent upon a “change in control.”

Cash Incentive Plan

Our Executive Cash Incentive Plan provides participants with the right to receive cash payments from the American Achievement Corporation upon a change of control transaction. The amount of cash payment each participant in the CIP is entitled to depends on the number of CIP units held and the total proceeds received by the equity holders in connection with the change of control transaction. The units granted under the CIP may be subject to various vesting provisions established by the board at the time of grant.

PRINCIPAL STOCKHOLDERS

The following table provides certain information as of the date of this prospectus with respect to the beneficial ownership of the interests in American Achievement Group Holding Corp., by (i) each holder known by us who beneficially owns 5% or more of the outstanding equity interests of American Achievement Group Holding Corp., (ii) each of the members of our board of directors, (iii) each of our executive officers, and (iv) all of the members of our board of directors and our executive officers as a group. Unless otherwise indicated, the business address of each person is our corporate address.

	Common Stock	Percentage Ownership Interest in Common Stock	Preferred Stock	Percentage Ownership Interest In Preferred Stock
American Achievement Holdings LLC(1)	415,510	82%	—	—
c/o Fenway Partners, Inc. 152 West 57th Street New York, NY 10019
Investors advised by J.P. Morgan Investment Management Inc.(2)	70,729	14%	—	—
c/o J.P.Morgan Investment Management Inc. 522 Fifth Avenue New York, New York 10036
Carlyle Mezzanine Partners, L.P.	—	—	7,500	100%
1001 Pennsylvania Avenue Washington, D.C. 20004-2505
Sherice P. Bench	—	—	—	—
Alan Bowers	—	—	—	—
Charlyn A. Daugherty	—	—	—	—
Parke H. Davis	—	—	—	—
David G. Fiore	—	—	—	—
Matthew Gase	—	—	—	—
Andrea Geisser	—	—	—	—
Myles Kleeger	—	—	—	—
Mac LaFollette
Peter Lamm(3)	415,510	82%	—	—
Jean Ann McKenzie	—	—	—	—
Donald A. Percenti	—	—	—	—
W. Gregg Smart	—	—	—	—
All executive officers and directors as a group (13 persons)	415,510	82%	—	—

(1)	All of the voting interests of American Achievement Holdings LLC are held by Fenway Partners Capital Fund II, L.P., FPIP, LLC and FPIP Trust, LLC, each of which are affiliates of Fenway Partners, Inc. Accordingly, such entities may be deemed to beneficially own the shares of common stock held by American Achievement LLC. Each of such entities disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein.
(2)	The investors are J.P.Morgan U.S. Direct Corporate Finance Institutional Investors II LLC (“CFII I”), which holds 67,715 shares of common stock, J.P. Morgan U.S. Direct Corporate Finance Private Investors II LLC (“CFII P”), which holds 2,660 shares of common stock, and 522 Fifth Ave Fund, L.P. (“522”), which holds 354 shares of common stock. J.P. Morgan Investment Management Inc., a registered investment advisor, controls the voting and disposition of these shares as the owner of the managing member of CFII I and CFII P and as investment advisor to 522.
(3)	Mr. Lamm is a founder of Fenway Partners, Inc. a managing member of Fenway Partners II LLC, the general partner of Fenway Partners Capital Fund II, L.P., and is a managing member of each of FPIP, LLC and FPIP Trust, LLC. Accordingly, Mr. Lamm may be deemed to beneficially own the shares of common stock held by American Achievement Holdings LLC. Mr. Lamm disclaims beneficial ownership of such shares except to the extent of his pecuniary interests therein.

CERTAIN RELATED PARTY TRANSACTIONS

Stockholders Agreement

An investor group led by Fenway Partners Capital Fund II, L.P. owns substantially all of the outstanding common stock of our company. All of the stockholders of our company entered into a shareholders agreement with our company, which agreement contains agreements with respect to the election of directors of our company, restrictions on issue or transfer of shares, registration rights and other special corporate governance provisions. The agreement contains customary indemnification provisions.

Management Agreement

AAC Holding Corp. and American Achievement Corporation entered into a management agreement with Fenway Partners, Inc., an affiliate of Fenway Partners Capital Fund, II, L.P., pursuant to which Fenway Partners, Inc. provides management and other advisory services. Pursuant to this agreement, Fenway Partners, Inc. receives an aggregate annual management fee equal to the greater of $3.0 million or 5% of the previous fiscal year’s EBITDA. EBITDA is defined in the management agreement as earnings before interest, taxes, depreciation, amortization, restructuring charges, management fees and other one-time non-recurring charges. In addition, the management agreement provides that Fenway Partners, Inc. will also receive customary fees in connection with certain financing and acquisition transactions (including this offering). The management agreement includes customary indemnification provisions in favor of Fenway Partners, Inc. and its affiliates. Although the indentures governing the 10.25% senior discount notes and the 8.25% senior subordinated notes permit the payments under the management agreement, such payments will be restricted during an event of default under the 10.25% senior discount notes, 8.25% senior subordinated notes or the outstanding notes. Amounts paid under the management agreement totaled approximately $3.0 million and $800,000 for the year ended August 27, 2005 and for the period from March 26, 2004 to August 28, 2004, respectively. Amounts paid under the management agreement totaled approximately $2.25 million for the nine months ended May 27, 2006.

Other Transactions

Amounts paid under a management agreement with the former owner of American Achievement Corporation totaled $2.25 million for the period from August 31, 2003 to March 25, 2004.

On May 10, 2006, simultaneously with Jean Ann McKenzie’s appointment to American Achievement Corporation’s Board of Directors, American Achievement Corporation entered into a consulting agreement with Ms. McKenzie whereby Ms. McKenzie will, from time to time, provide certain consulting services at the request of American Achievement Corporation.

DESCRIPTION OF OUR OTHER INDEBTEDNESS

The Existing Senior Secured Credit Facility

General

In connection with the March 2004 Transactions, American Achievement Corporation entered into its existing senior secured credit facility, as amended on August 17, 2006, with Goldman Sachs Credit Partners L.P., Deutsche Bank Securities Inc., Deutsche Bank A.G., Cayman Islands Branch and certain lenders. The existing senior secured credit facility provides for aggregate borrowings of $195.0 million. As of May 27, 2006, we had approximately $106.8 million of outstanding indebtedness under the existing senior secured credit facility (including approximately $2.0 million of letters of credit) and approximately $38.0 million of unused commitment for working capital and other corporate purposes. The existing senior secured credit facility includes:

•	a seven-year $155.0 million Tranche B term loan; and

•	a six-year $40.0 million revolving credit facility.

Interest

Amounts outstanding under our Tranche B term loan bear interest, at our option, at a rate per annum equal to either: (1) the base rate (as defined in the existing senior secured credit facility), plus an applicable margin of 1.50%, or (2) the Eurodollar rate (as defined in the existing senior secured credit facility), plus an applicable margin of 2.50%. Amounts outstanding under the revolving credit facility initially bear interest, at our option, at a rate per annum equal to either: (1) the base rate (as defined in the existing senior secured credit facility), plus an applicable margin of 1.75%, or (2) the Eurodollar rate (as defined in the existing senior secured credit facility), plus an applicable margin of 2.75%. The applicable margins for the Tranche B term loan and the revolving credit facility are subject to adjustment based on the achievement of certain leverage ratio targets. The interest rates on amounts not paid when due under the existing senior secured credit facility will increase by 2% per annum during the continuance of a payment default.

Maturity and Mandatory Prepayments

Borrowings under the Tranche B term loan are due and payable in quarterly installments (the quarterly payments due being in nominal amounts), with the final balance due on March 25, 2011, the seventh anniversary of the closing of the March 2004 Transactions. The revolving credit facility is available until March 25, 2010, the sixth anniversary of the closing of the March 2004 Transactions. In addition, we are required to prepay the facilities under the existing senior secured credit facility in an amount equal to:

•	100% of the net cash proceeds in excess of $1.0 million from certain asset sales by us subject to reinvestment provisions;

•	100% of the net cash proceeds in excess of $1.0 million from insurance paid on account of any loss of any of our property or assets subject to reinvestment provisions;

•	75% (if our leverage ratio is greater than 4.5:1.0), 50% (if our leverage ratio is equal to or less than 4.5:1.0) or 0% (if our leverage ratio is equal to or less then 3.0:1.0) of excess cash flow (as defined in the existing senior secured credit facility);

•	100% of the net cash proceeds from the issuance of any debt (excluding the proceeds from certain issuances of debt permitted under the existing senior secured credit facility) by us; and

•	50% of the net cash proceeds from our issuance of equity securities, subject to certain exceptions.

Security and Guarantees

The existing senior secured credit facility is secured by a first priority security interest in all existing and after-acquired assets of American Achievement Corporation and certain of its direct and indirect domestic subsidiaries’ existing and after-acquired assets, including, without limitation, real property and all of the capital stock owned by it and certain of its direct and indirect domestic subsidiaries (including certain capital stock of their direct foreign subsidiaries only to the extent permitted by applicable law). All of American Achievement Corporation’s obligations under the existing senior secured credit facility are fully and unconditionally guaranteed by AAC Holding Corp. and certain of its present and future domestic subsidiaries.

Covenants

The existing senior secured credit facility requires us to meet certain financial tests, including, without limitation:

•	minimum interest coverage;

•	maximum capital expenditures; and

•	maximum total leverage.

The existing senior secured credit facility contains certain covenants which, among other things, limit:

•	the incurrence of additional debt;

•	investments;

•	guarantees;

•	dividends;

•	transactions with affiliates;

•	asset sales;

•	acquisitions, mergers and consolidations;

•	prepayments of other debt (including the notes);

•	sale/leaseback transactions; and

•	liens, encumbrances and negative pledges.

Events of Default

The existing senior secured credit facility contains customary events of default, including, among other things:

•	payment defaults;

•	breaches of representations and warranties;

•	covenant defaults;

•	cross-defaults to certain other agreements or debt (including the notes);

•	certain events of bankruptcy and insolvency;

•	certain defaults related to ERISA;

•	judgment defaults;

•	failure of any guarantee or security document supporting the existing senior secured credit facility to be in full force and effect; and

•	a change of control of American Achievement Corporation or its parent.

Waiver and Modification

The terms of the existing senior secured credit facility may be waived or modified upon our approval and the required percentage of the senior lenders and without the consent of the note holders.

The 8.25% Senior Subordinated Notes

On March 25, 2004, as part of the March 2004 Transactions, American Achievement Corporation issued $150.0 million of senior subordinated notes due April 1, 2012. The 8.25% senior subordinated notes bear interest at a stated rate of 8.25%. The 8.25% senior subordinated notes are unsecured senior subordinated obligations and are subordinated in right of payment to all of American Achievement Corporation’s existing and future senior indebtedness, including obligations under the existing senior secured credit facility, are pari passu in right of payment with any of its future senior subordinated indebtedness and are senior in right of payment to any of its future subordinated indebtedness. The 8.25% senior subordinated notes are guaranteed by certain of our existing domestic subsidiaries, and will be guaranteed by certain of our future domestic subsidiaries. The guarantees are subordinated in right of payment to all existing and future senior indebtedness of the applicable guarantor, are pari passu in right of payment with any future senior subordinated debt of such guarantor and are senior in right of payment to any future subordinated indebtedness of such guarantor.

American Achievement Corporation may not redeem the 8.25% senior subordinated notes until on or after April 1, 2008, except that, in connection with certain equity offerings, it may redeem up to 35 percent of the 8.25% senior subordinated notes before the third anniversary of the issue date of the 8.25% senior subordinated notes as long as (a) it pays 108.25% of the principal amount of the 8.25% senior subordinated notes, plus interest, (b) it redeems the 8.25% senior subordinated notes within 90 days of completing such equity offering and (c) at least 65 percent of the aggregate principal amount of the 8.25% senior subordinated notes originally issued remains outstanding afterward.

If a change in control as defined in the indenture relating to the 8.25% senior subordinated notes occurs, American Achievement Corporation must offer to repurchase the 8.25% senior subordinated notes at 101% of the principal amount of the 8.25% senior subordinated notes, plus accrued interest.

The 8.25% senior subordinated notes contain customary negative covenants and restrictions on actions by American Achievement Corporation and its subsidiaries including, without limitation, restrictions on additional indebtedness, investments, asset dispositions outside the ordinary course of business, liens, the declaration or payment of dividends and transactions with affiliates, among other restrictions. American Achievement Corporation was in compliance with all covenants in the 8.25% senior subordinated notes indenture as of May 27, 2006.

The 10.25% Senior Discount Notes

On November 16, 2004 AAC Group Holding Corp. issued the 10.25% senior discount notes due October 1, 2012. The net proceeds of the offering were used as a distribution to stockholders through the repurchase of shares of AAC Group Holding Corp. common stock from its stockholders. AAC Group Holding Corp. was formed on November 8, 2004 and has no operations separate from its ownership in American Achievement Corporation. Interest accrues on the 10.25% senior discount notes in the form of an increase in the accreted value of the notes prior to October 1, 2008. Thereafter, cash interest on the 10.25% senior discount notes will accrue and be payable semiannually in arrears on April 1 and October 1 of each year, commencing April 1, 2009 at a rate of 10.25% per annum. AAC Group Holding Corp. has no operating assets or liabilities other than its investment in American Achievement Corporation.

At any time on or after October 1, 2008, AAC Group Holding Corp. may redeem the 10.25% senior discount notes, in whole or in part, at a redemption price equal to 100% of the principal amount plus a premium, declining ratably to par, plus accrued and unpaid interest. At any time on or prior to October 1, 2007, AAC Group Holding Corp. may redeem up to 35% of the aggregate accreted value of the 10.25% Notes with the proceeds of qualified equity offerings at a redemption price equal to 110.25% of the accreted value.

If a change in control as defined in the indenture relating to the 10.25% senior discount notes occurs prior to October 1, 2008, AAC Group Holding Corp. must give the holders of the 10.25% senior discount notes opportunity to sell their 10.25% senior discount notes to AAC Group Holding Corp. at 101% of the accreted value of the 10.25% senior discount notes, plus accrued interest. If a change in control as defined in the indenture relating to the 10.25% senior discount notes occurs following October 1, 2008, AAC Group Holding Corp. must give the holders of the 10.25% senior discount notes the opportunity to sell their 10.25% senior discount notes to AAC Group Holding Corp. at 101% of the aggregate principal amount at maturity of the 10.25% senior discount notes, plus accrued interest.

Additionally, the terms of the 10.25% senior discount notes limit AAC Group Holding Corp.’s ability to, among other things, incur additional indebtedness, dispose of assets, make acquisitions, make other investments, pay dividends and make various other payments. The terms also include cross-default provisions to the indenture governing the 8.25% senior subordinated notes and the existing senior secured credit facility. AAC Group Holding Corp. was in compliance with all covenants in the 10.25% senior discount notes indenture as of May 27, 2006.

Mandatory Redeemable Series A Preferred Stock

On January 18, 2006, AAC Group Holding Corp. issued 7,500 shares of its mandatory redeemable series A preferred stock to Carlyle Mezzanine Partners, L.P., or Carlyle, for $7.5 million. In connection with the offering of the notes, the preferred stock was exchanged for preferred stock of American Achievement Group Holding Corp. with the same terms.

The holders of our mandatory redeemable series A preferred stock are entitled to receive cumulative dividends at a rate of 14% per year, when, as and if declared by our board of directors. All undeclared dividends and declared but unpaid dividends shall accrue from the date the stock was issued. Undeclared dividends for the nine months ended May 27, 2006 totaled $396 thousand. The mandatory redeemable series A preferred stock may be redeemed by us at our option on or after January 18, 2007 at a price equal to 104% of its liquidation preference (as set forth in our certificate of incorporation). This percentage is reduced by 1% per year until the purchase price upon redemption is equal to 100% of the liquidation preference, which will occur on January 18, 2011.

To the extent that we have funds legally available therefore, each outstanding share of our mandatory redeemable series A preferred stock is required to be redeemed on January 18, 2013. Additionally, in the event of a change in control or a public equity offering (in each case, as defined in our certificate of incorporation), the holders of our mandatory redeemable series A preferred stock may elect to have their shares redeemed at a price equal to 101% of its liquidation preference (as set forth in our certificate of incorporation). If we fail to redeem our mandatory redeemable Series A preferred stock pursuant to the proceeding sentences, the dividend rate will be increased to 16% per year.

DESCRIPTION OF EXCHANGE NOTES

You can find the definitions of certain terms used in this description under the subheading “Certain Definitions.” In this description, the word “AAC” refers only to American Achievement Group Holding Corp. and not to any of its subsidiaries.

The terms of the exchange notes are identical in all material respects to the outstanding notes except that, upon completion of the exchange offer, the exchange notes will be registered under the Securities Act and free of any covenants regarding exchange registration rights. We refer to the exchange notes, together with the outstanding notes as the “Notes.” The terms of the Notes include those set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. You may obtain a copy of the Indenture from AAC at its address set forth in this prospectus.

The following description is a summary of the material provisions of the indenture. It does not restate those agreements in their entirety. We urge you to read the indenture and the registration rights agreement because they, and not this description, define your rights as holders of the notes. Copies of the indenture and the registration rights agreement are available as set forth below under “—Additional Information.” Certain defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the indenture.

The registered holder of a note is treated as the owner of it for all purposes. Only registered holders have rights under the indenture.

Brief Description of the Notes

The Notes

The notes:

•	are general unsecured obligations of AAC;

•	are pari passu in right of payment with all existing and future unsecured senior Indebtedness of AAC;

•	are senior in right of payment to any future subordinated Indebtedness of AAC;

•	are not guaranteed by any of AAC’s Subsidiaries, except as set forth under “Limitations on Guarantees of Indebtedness by Restricted Subsidiaries;” and

•	are effectively subordinated in right of payment to all Indebtedness and other liabilities and commitments (including trade payables and lease obligations) of AAC’s Subsidiaries, including the Credit Agreement, the American Achievement Corporation Senior Subordinated Notes and the AAC Group Holding Corp. Senior Discount Notes.

The operations of AAC are conducted through its Subsidiaries and, therefore, AAC depends on the cash flow of its Subsidiaries to meet its obligations, including its obligations under the notes. AAC’s ability to make any cash payments to the holders of notes may be limited by the Credit Agreement, the American Achievement Corporation Senior Subordinated Notes Indenture and the AAC Group Holding Corp. Senior Discount Notes Indenture, which limit the ability of AAC’s Subsidiaries to pay dividends or make other distributions to AAC. There can be no assurance that sufficient funds will be available when necessary to make any required cash payments. In addition, the notes are effectively subordinated in right of payment to all Indebtedness and other liabilities and commitments (including trade payables and lease obligations) of AAC’s Subsidiaries, including the Credit Agreement, the American Achievement Corporation Senior Subordinated Notes and the AAC Group Holding Corp. Senior Discount Notes. Any right of AAC to receive assets of any of its Subsidiaries upon that Subsidiary’s liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) are effectively subordinated to the claims of that Subsidiary’s creditors, except to the extent that AAC is itself recognized as a creditor of that Subsidiary, in which case the claims of AAC would still be subordinate in right of payment to any security in the assets of the Subsidiary and any Indebtedness of that Subsidiary senior to that held by AAC. As of May 27, 2006, after giving pro forma effect to the notes, AAC and its Subsidiaries would have had approximately $525.3 million of total Indebtedness and American Achievement Corporation has the ability to borrow up to an additional $40.0 million under the Credit Agreement (less approximately $2.0 million of letters of credit outstanding on May 27, 2006).

As of the date of the indenture, except for Pulidos de Juarez, S.A. de C.V., all of our Subsidiaries were “Restricted Subsidiaries.” However, under the circumstances described below under the caption “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” we are permitted to designate certain of our Subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries are not subject to many of the restrictive covenants in the indenture.

Principal, Maturity and Interest

AAC issued $150.0 million in aggregate principal amount of notes. AAC may issue additional notes under the indenture from time to time, including additional notes issued from time to time to represent interest and Special Interest, if any, automatically deemed paid pursuant to the following paragraph. Any issuance of additional notes is subject to all of the covenants in the indenture, including the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.” The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. AAC issued notes in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof, except that additional notes issued as payment of interest or Special Interest, if any, may be in other denominations. The notes will mature on October 1, 2012. At maturity, the Company is required to repay the notes at a repayment price of 103.188% of the aggregate principal amount thereof, plus accrued and unpaid interest and Special Interest, if any, to the maturity date.

Interest on the notes accrues at a rate of 12.75% per annum. The first interest payment on the notes will occur on October 1, 2006. Through April 1, 2011, interest on the notes will be payable in the form of additional notes semi-annually in arrears on April 1 and October 1. AAC will automatically be deemed to have paid such interest in kind, and additional notes will automatically be deemed issued to each holder of record in an aggregate principal amount equal to the amount of interest and Special Interest, if any, due to such holder of notes on the applicable interest payment date. AAC will thereafter promptly cause to be executed and authenticated such additional notes in accordance with the indenture and deliver such additional notes to each holder of record (or the trustee or the authenticating agent in custody of such Persons). Interest on overdue principal and interest accruing prior to April 1, 2011, accrues at a rate that is 1% per annum higher than the then applicable interest rate on the notes in the form of additional notes, to the extent lawful. Beginning on October 1, 2011, and thereafter, interest will be payable in cash semi-annually in arrears on April 1 and October 1. Interest on overdue principal and interest will accrue at a rate that is 1% higher than the then applicable interest rate on the notes. Special Interest and interest thereon will accrue and be payable as set forth under “Registration Rights; Special Interest.” AAC will make each payment of interest to the holders of record at the close of business on the immediately preceding March 15 and September 15.

Notwithstanding the foregoing paragraph, AAC is required under the indenture to pay all interest and Special Interest, if any, in cash and not in additional notes if the notes become due and payable due to (A) an acceleration of the notes due to an event of default as specified in the indenture or (B) the scheduled maturity of the notes.

AAC’s ability to make any cash payments to the holders of notes may be limited by the Credit Agreement, the American Achievement Corporation Senior Subordinated Notes Indenture and the AAC Group Holding Corp. Senior Discount Notes Indenture, which limit the ability of AAC’s Subsidiaries to pay dividends or make other distributions to AAC. There can be no assurance that sufficient funds will be available when necessary to make required cash payments after April 1, 2011. See “Risk Factors—American Achievement Group Holding Corp. is

the sole obligor under the notes. Our subsidiaries, including American Achievement Corporation, have not guaranteed our obligations under the notes and do not have any obligation with respect to the notes; the notes are effectively subordinated to the debt and liabilities of our subsidiaries, including American Achievement Corporation, and are effectively subordinated to any of our subsidiaries’ future indebtedness and to any of our future secured debt to the extent of the value of the assets secured by such debt. American Achievement Group Holding Corp. is a holding company and therefore depends on its subsidiaries to service its obligations under the notes and its other indebtedness. American Achievement Group Holding Corp.’s ability to repay the notes depends upon the performance of its subsidiaries and their ability to make distributions.”

Interest on the notes will accrue from the date on which interest was most recently paid or, if no interest has been paid, from June 12, 2006. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Interest Adjustments

If AAC’s Consolidated Adjusted EBITDA (as certified by a certificate delivered to the Trustee from AAC’s chief financial officer) for the four-quarter period ended February 24, 2007 is less than $77.168 million, the rate at which interest accrues on the notes will increase by 2.00% per annum commencing on and including February 24, 2007 through the maturity of the notes.

Additionally, if AAC’s Consolidated Group Leverage Ratio (as certified by a certificate delivered to the Trustee from AAC’s chief financial officer) on August 30, 2008 is greater than 5.0 to 1.0, the rate at which interest accrues on the notes will increase by an additional 2.00% per annum commencing on and including August 30, 2008 through the maturity of the notes.

Methods of Receiving Payments on the Notes

Interest and Special Interest, if any, to be paid by AAC in the form of additional notes will be mailed to the holders at their addresses set forth in the register of holders. If a holder of notes has given wire transfer instructions to AAC, AAC will pay all required cash payments of principal, interest and premium and Special Interest, if any, on that holder’s notes in accordance with those instructions. All other cash payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless AAC elects to make interest payments by check mailed to the noteholders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee currently acts as paying agent and registrar. AAC may change the paying agent or registrar without prior notice to the holders of the notes, and AAC or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. AAC will not be required to transfer or exchange any note selected for redemption. Also, AAC will not be required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed. The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Optional Redemption

At any time prior to October 1, 2008, AAC may redeem 100% (but not less than 100%) of the then outstanding notes upon the occurrence of a Change of Control, upon not less than 30 nor more than 60 days’

notice (but in no event may any such redemption occur more than 90 days after the occurrence of such Change of Control), at a redemption price of 109.563% of the aggregate principal amount thereof, plus accrued and unpaid interest and Special Interest, if any, to the redemption date.

Except pursuant to the preceding paragraph, the notes will not be redeemable at AAC’s option prior to October 1, 2008.

On or after October 1, 2008, AAC may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest and Special Interest, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on October 1 of the years indicated below, subject to the rights of holders of notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2008	109.563%
2009	106.375%
2010 and thereafter	103.188%

Unless AAC defaults in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

Mandatory Redemption

AAC is not required to make sinking fund payments with respect to the notes.

In addition to any payments required pursuant to the indenture as described below under “Repurchase of Notes at the Option of Holders—Change of Control” and “Repurchase of Notes at the Option of Holders—Asset Sales,” if, at any time, AAC receives any cash proceeds from a contribution to its equity capital, or from the issuance of Capital Stock of AAC (other than any such cash proceeds that are applied against commissions, discounts and other fees and expenses relating to such contribution of issuance, or that are otherwise received (a) pursuant to any award issued under any employee stock or stock option compensation plan or (b) as a result of the issuance of Capital Stock of AAC to, or a contribution to the equity capital of AAC by, in each case, the Principals and investment funds controlled by the Principals), AAC will be required to apply such cash proceeds, within 60 days of the receipt thereof, to redeem the maximum amount of notes (including additional notes) redeemable with such cash proceeds at a redemption price equal to the lesser of (a) 109.563% of the principal amount thereof or (b) the then applicable redemption price pursuant to the third paragraph under Description of Exchange Notes—Optional Redemption”, of the aggregate principal amount thereof, plus accrued and unpaid interest and Special Interest, if any, thereon, to the redemption date with such adjustments as may be deemed appropriate by AAC so that only notes in denominations of $2,000, or integral multiples of $1,000 in excess of $2,000, together with accrued and unpaid interest and Special Interest, if any, thereon, will be purchased (except that additional notes issued in payment of interest and Special Interest, if any, may be purchased in other denominations).

If less than all of the notes are to be redeemed, the procedures described below under “—Selection and Notice” will apply.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of notes will have the right to require AAC to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof (except that additional notes issued in payment of interest and Special Interest, if any, may be purchased in other denominations)) of that holder’s notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, AAC will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest and Special Interest, if any, on the notes repurchased to the date of purchase, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, AAC will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice.

AAC will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, AAC will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

On the Change of Control Payment Date, AAC will, to the extent lawful:

(1) accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by AAC.

The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any. AAC will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require AAC to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable as a result of the Change of Control. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that AAC repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

AAC will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by AAC and purchases all notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to the indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of AAC and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require AAC to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of AAC and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

AAC will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) AAC (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration received in the Asset Sale by AAC or such Restricted Subsidiary is in the form of cash. For purposes of this provision, each of the following will be deemed to be cash:

(a) Cash Equivalents;

(b) any liabilities, as shown on AAC’s most recent consolidated balance sheet, of AAC or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases AAC or such Restricted Subsidiary from further liability;

(c) any securities, notes or other obligations received by AAC or any such Restricted Subsidiary from such transferee that are, within 90 days of the Asset Sale, converted by AAC or such Restricted Subsidiary into cash or Cash Equivalents, to the extent of the cash or Cash Equivalents received in that conversion; and

(d) any stock or assets of the kind referred to in clauses (2) or (4) of the next paragraph of this covenant.

Within 360 days after the receipt of any Net Proceeds from an Asset Sale, AAC (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds:

(1) to repay Indebtedness of AAC under a Credit Facility or any Indebtedness of AAC Group Holding Corp. and its Restricted Subsidiaries;

(2) to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of AAC;

(3) to make a capital expenditure; or

(4) to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business.

Pending the final application of any Net Proceeds, AAC may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $15.0 million, within 15 days thereof, AAC will make an Asset Sale Offer to all holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount of notes, plus accrued and unpaid interest and Special Interest, if any, to the date of purchase, which price will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, AAC may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

AAC will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, AAC will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

The Credit Agreement, the American Achievement Corporation Senior Subordinated Notes Indenture and the AAC Group Holding Corp. Senior Discount Notes Indenture contain, and future agreements governing the Indebtedness of AAC and its Subsidiaries may contain, prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale and including repurchases of or other prepayments in respect of the notes. The occurrence of a Change of Control or an Asset Sale could cause a default under the Credit Agreement, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such transactions on AAC and its Subsidiaries. Additionally, since AAC is a holding company with no independent financial resources of its own, AAC’s ability to pay cash to the holders of notes upon a repurchase may be limited by the Credit Agreement, the American Achievement Corporation Senior Subordinated Notes Indenture and the AAC Group Holding Corp. Senior Discount Notes Indenture, which limit the ability of AAC’s Restricted Subsidiaries to pay dividends or make other distributions to AAC. Future Indebtedness may also contain similar limitations. In the event a Change of Control or Asset Sale occurs at a time when AAC is prohibited from purchasing notes, AAC and its Subsidiaries could seek the consent of their respective lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If AAC and its Subsidiaries do not obtain such consents or fail to repay those borrowings, AAC will remain prohibited from purchasing notes.

In that case, AAC’s failure to purchase tendered notes would constitute an Event of Default under the indenture which could, in turn, constitute a default under the other Indebtedness.

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption on a pro rata basis unless otherwise required by law or applicable stock exchange requirements.

No notes having a principal amount of $2,000 or less (excluding additional notes issued in payment of interest or Special Interest, if any) can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note, except that additional notes issued in payment of interest or Special Interest, if any, may be in other denominations. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest and Special Interest, if any, cease to accrue on the notes or portions of notes called for redemption.

Certain Covenants

Restricted Payments

AAC will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of AAC’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving AAC or any of its Restricted Subsidiaries) or to the direct or indirect holders of AAC’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of AAC and other than dividends or distributions payable to AAC or a Restricted Subsidiary of AAC);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving AAC) any Equity Interests of AAC or any direct or indirect parent of AAC (other than any such Equity Interest owned by AAC or any Restricted Subsidiary of AAC);

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of AAC that is contractually subordinated to the notes (excluding any intercompany Indebtedness between or among AAC and any of its Restricted Subsidiaries), except a payment of interest or principal at the Stated Maturity thereof; or

(4) make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”).

The preceding provisions will not prohibit:

(1) the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of AAC that is contractually subordinated to the notes with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(2) the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of AAC to the holders of its Equity Interests on a pro rata basis;

(3) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of AAC or any Restricted Subsidiary of AAC or any distribution, loan or advance to Parent for the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Parent, in each case held by any current or former officer, director or employee of AAC or any of its Restricted Subsidiaries pursuant to any equity subscription agreement, stock option agreement, shareholders’ agreement or other agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $500,000 in any twelve-month period; provided further that AAC or the Restricted Subsidiary in question may carry over and make in subsequent twelve-month periods, in addition to the amounts permitted for such twelve-month period, the amount of such repurchases, redemptions or other acquisitions or retirements for value permitted to have been made but not made in any preceding twelve-month period up to a maximum of $1.5 million in any twelve-month period; it being understood that the cancellation of Indebtedness owed by management to AAC or the Restricted Subsidiary in question in connection with such repurchase or redemption will not be deemed to be a Restricted Payment;

(4) the repurchase of Equity Interests deemed to occur upon the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options;

(5) the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of AAC or any Restricted Subsidiary of AAC issued on or after March 25, 2004 in accordance with the Fixed Charge Coverage Ratio test described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;”

(6) any payments made, or the performance of any of the transactions contemplated, in connection with the transactions referred to in this prospectus under the heading “Company History” or in connection with the issuance of the notes and the use of proceeds thereof described under the heading “Use of Proceeds;”

(7) Permitted Payments to Parent;

(8) the repayment or repurchase of Indebtedness that is subordinated in right of payment to the notes upon an asset sale if and to the extent that such repayment or repurchase was required by the provisions of such Indebtedness; provided that, prior to such repayment or repurchase, AAC shall have made the Asset Sale Offer with respect to the notes as required by the indenture, and AAC shall have repurchased all notes validly tendered for payment and not withdrawn in connection with such Asset Sale Offer; and

(9) Restricted Investments in an aggregate amount not to exceed $5.0 million,

provided, that in the case of Restricted Payments pursuant to clauses (3), (5), (8) and (9) above, no Default has occurred and is continuing or would be caused as a consequence of such payment.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by AAC or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of AAC whose resolution with respect thereto will be delivered to the trustee. The Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the Fair Market Value exceeds $10.0 million.

Incurrence of Indebtedness and Issuance of Preferred Stock

AAC will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur) any Indebtedness (including Acquired Debt), and AAC will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that American Achievement Corporation may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the guarantors under the American Achievement Corporation Senior Subordinated Notes Indenture may incur Indebtedness (including Acquired Debt) or issue preferred stock, if the Fixed Charge Coverage Ratio for American Achievement Corporation’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued, as the case may be, would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or preferred stock had been issued, as the case may be, and the proceeds thereof applied at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the incurrence by American Achievement Corporation and any of its Restricted Subsidiaries of additional Indebtedness and letters of credit under Credit Facilities in an principal amount at any one time outstanding under this clause (1)(with letters of credit being deemed to have a principal amount equal to the maximum potential liability of American Achievement Corporation and its Restricted Subsidiaries thereunder) not to exceed $195.0 million, less the aggregate amount of all Net Proceeds of Asset Sales applied by American Achievement Corporation or any of its Restricted Subsidiaries since March 25, 2004 to repay any term Indebtedness under a Credit Facility; provided that the amount of Indebtedness permitted to be incurred pursuant to the Credit Facilities in accordance with this clause (1) shall be in addition to any Indebtedness permitted to be incurred pursuant to the Credit Facilities in reliance on, and in accordance with, clauses (4) and (14) below;

(2) the incurrence by AAC and its Restricted Subsidiaries of the Existing Indebtedness;

(3) the incurrence by AAC of Indebtedness represented by the notes to be issued on the date of the indenture, the exchange notes to be issued pursuant to the registration rights agreement and additional notes issued as interest and Special Interest thereon;

(4) the incurrence by American Achievement Corporation or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations,

in each case, incurred within 360 days of the acquisition or completion of construction or installation for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the business of American Achievement Corporation or any of its Restricted Subsidiaries, or Attributable Debt relating to a sale and leaseback transaction, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed $15.0 million at any time outstanding, less the aggregate principal amount of Indebtedness incurred pursuant to Section 4.09(b)(4) of the American Achievement Corporation Senior Subordinated Notes Indenture since March 25, 2004 through the date of the indenture to the extent such Indebtedness remains outstanding under Section 4.09(b)(4) of the American Achievement Corporation Senior Subordinated Notes Indenture and constitutes Existing Indebtedness under the indenture;

(5) the incurrence by AAC or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5) or (14) of this paragraph;

(6) the incurrence by AAC or any of its Restricted Subsidiaries of intercompany Indebtedness between or among AAC and any of its Restricted Subsidiaries; provided, however, that:

(a) if AAC is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the notes; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than AAC or a Restricted Subsidiary of AAC and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either AAC or a Restricted Subsidiary of AAC, will be deemed, in each case, to constitute an incurrence of such Indebtedness by AAC or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the issuance by any of AAC’s Restricted Subsidiaries to AAC or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(a) any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than AAC or a Restricted Subsidiary of AAC; and

(b) any sale or other transfer of any such preferred stock to a Person that is not either AAC or a Restricted Subsidiary of AAC, will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (7);

(8) the incurrence by American Achievement Corporation or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business;

(9) the guarantee by AAC or any of the Restricted Subsidiaries of Indebtedness of AAC or a Restricted Subsidiary of AAC that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the notes, then the guarantee shall be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(10) the incurrence by AAC or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, performance and surety bonds in the ordinary course of business;

(11) Indebtedness arising from agreements of AAC or a Restricted Subsidiary of AAC providing for indemnification, adjustment of purchase price, earn-out or other similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Restricted Subsidiary of AAC, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition; provided that the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by AAC and its Restated Subsidiaries in connection with such disposition;

(12) Indebtedness of American Achievement Corporation’s Foreign Subsidiaries in an aggregate principal amount not to exceed $5.0 million at any time outstanding, less the aggregate principal amount of Indebtedness incurred pursuant to Section 4.09(b)(12) of the American Achievement Corporation Senior Subordinated Notes Indenture since March 25, 2004 through the date of the indenture to the extent such Indebtedness remains outstanding under Section 4.09(b)(12) of the American Achievement Corporation Senior Subordinated Notes Indenture and constitutes Existing Indebtedness under the indenture;

(13) the incurrence by AAC or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days; and

(14) the incurrence by American Achievement Corporation or any of its Restricted Subsidiaries of additional Indebtedness (which additional Indebtedness may be incurred under the Credit Agreement) in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (14), not to exceed $15.0 million, less the aggregate principal amount of Indebtedness incurred pursuant to Section 4.09(b)(14) of the American Achievement Corporation Senior Subordinated Notes Indenture since March 25, 2004 through the date of the indenture to the extent such Indebtedness remains outstanding under Section 4.09(b)(14) of the American Achievement Corporation Senior Subordinated Notes Indenture and constitutes Existing Indebtedness under the indenture.

AAC will not incur, and will not permit any Restricted Subsidiary to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated or junior in right of payment to any other Indebtedness of AAC or such Restricted Subsidiary unless such Indebtedness is also contractually subordinated or junior in right of payment to the notes on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinate or junior in right of payment to any other Indebtedness of AAC solely by virtue of being unsecured, by virtue of being secured on a first or junior Lien basis or by virtue of the fact that the holders of secured Indebtedness have entered into intercreditor agreements giving one or more of such holders priority over the other holders in the collateral held by them.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (14) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, AAC will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on March 25, 2004 will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt.

The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount of any such accrual, accretion or payment is included in Fixed Charges of AAC as accrued. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that AAC or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a) the Fair Market Value of such assets at the date of determination; and

(b) the amount of the Indebtedness of the other Person.

Limitations on Guarantees of Indebtedness by Restricted Subsidiaries

AAC will not permit any Restricted Subsidiary, directly or indirectly, to guarantee the payment of any Indebtedness of AAC unless:

(1) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the indenture providing for a guarantee of the payment of the notes by such Restricted Subsidiary, which guarantee will be senior to or pari passu with such Restricted Subsidiary’s guarantee of or pledge to secure such other Indebtedness; and

(2) such Restricted Subsidiary shall deliver to the Trustee an opinion of counsel to the effect that

(a) such guarantee has been duly executed and authorized and

(b) such guarantee constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including, without limitation, all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity.

The guarantee by such Restricted Subsidiary of the notes will automatically and unconditionally be released:

(a) in connection with any sale or other disposition of all or substantially all of the assets of such Restricted Subsidiary (including by way of merger or consolidation) to a Person that is not AAC or (either before or after giving effect to such transaction) a Restricted Subsidiary of AAC, if the sale or other disposition does not violate clauses (1) and (2) of the “Asset Sale” provisions of the indenture;

(b) in connection with any sale or other disposition of all of the Capital Stock of that guarantor to a Person that is not (either before or after giving effect to such transaction) AAC or a Restricted Subsidiary of AAC, if the sale or other disposition does not violate clauses (1) and (2) of the “Asset Sale” provisions of the indenture;

(c) if AAC designates any Restricted Subsidiary that is a guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture; or upon legal defeasance or satisfaction and discharge of the indenture as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge”; and

(d) upon the release or discharge of the guarantee by such Restricted Subsidiary of the Indebtedness that resulted in the obligation to guarantee the notes.

The form of the note guarantee will be attached as an exhibit to the indenture.

Liens

AAC will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) securing Indebtedness, Attributable Debt or trade payables of AAC upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the indenture and the notes are secured on an equal and ratable basis with the Obligations so secured until such time as such Obligations are no longer secured by a Lien.

Limitation on Sale and Leaseback Transactions

AAC will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that AAC or any Restricted Subsidiary may enter into a sale and leaseback transaction if:

(1) AAC or that Restricted Subsidiary, as applicable, could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction under (i) the Fixed Charge Coverage Ratio test of the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” or (ii) clauses (4) or (14) of the definition of Permitted Debt and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption “—Liens;”

(2) the gross cash proceeds of that sale and leaseback transaction are at least equal to the Fair Market Value, as determined in good faith by the Board of Directors of AAC or that Restricted Subsidiary, as applicable, and set forth in an officers’ certificate delivered to the trustee, of the property that is the subject of that sale and leaseback transaction; and

(3) (a) the transfer of assets in that sale and leaseback transaction is permitted by, and AAC or the applicable Restricted Subsidiary applies the proceeds of such transaction in compliance with, the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales” or (b) the proceeds are applied to refinance debt incurred to acquire the asset subject to such sale and leaseback transaction.

Dividend and Other Payment Restrictions Affecting Subsidiaries

AAC will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to AAC or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to AAC or any of its Restricted Subsidiaries;

(2) make loans or advances to AAC or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to AAC or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements governing Existing Indebtedness and Credit Facilities as in effect on the date of the indenture (including, without limitation, the AAC Group Holding Corp. Senior Discount Notes Indenture, the AAC Group Holding Corp. Senior Discount Notes, the American Achievement Corporation Senior Subordinated Notes Indenture, the American Achievement Corporation Senior Subordinated Notes, the guarantees of the American Achievement Corporation Senior Subordinated Notes and the Credit Agreement and the guarantees of the Credit Agreement) and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture;

(2) the indenture and the notes;

(3) applicable law, rule, regulation or order;

(4) any instrument governing Indebtedness or Capital Stock of a Person acquired by AAC or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5) customary non-assignment provisions in contracts, leases or licenses entered into in the ordinary course of business;

(6) purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(7) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

(8) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9) Liens permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” and restrictions in the agreements relating thereto that limit the right of the debtor to dispose of the assets subject to such Liens;

(10) provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into with the approval of AAC’s Board of Directors (or, as applicable, the Board of Directors of AAC Group Holding Corp. in the case of AAC Group Holding Corp. and its Restricted Subsidiaries or the Board of Directors of American Achievement Corporation in the case of American Achievement Corporation and its Restricted Subsidiaries), which limitation is applicable only to the assets that are the subject of such agreements;

(11) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(12) any encumbrance or restriction in connection with an acquisition of property, so long as such encumbrance or restriction relates solely to the property so acquired and was not created in connection with or in anticipation of such acquisition;

(13) agreements not described in clause (1) in effect on the date of the indenture;

(14) provisions in agreements or instruments which prohibit the payment of dividends or the making of other distributions with respect to any class of Capital Stock of a Person other than on a pro rata basis;

(15) restrictions on the transfer of assets subject to any Lien permitted under the indenture imposed by the holder of such Lien;

(16) restrictions on the transfer of assets imposed under any agreement to sell such assets permitted under the indenture to any Person pending the closing of such sale;

(17) customary provisions in partnership agreements, limited liability company organizational governance documents, joint venture agreements and other similar agreements that restrict the transfer of ownership interests in such partnership, limited liability company, joint venture or similar Person;

(18) restrictions on the ability of any Foreign Subsidiary to make dividends or other distributions resulting from the operation of reasonable financial covenants contained in documentation governing Indebtedness of such Subsidiary permitted to be incurred under the indenture; and

(19) any other Indebtedness, Disqualified Stock or preferred stock of any Restricted Subsidiary of AAC permitted to be incurred or issued, as applicable, subsequent to the date of the indenture pursuant to the provisions of the covenant described under “—Incurrence of Indebtedness and Issuance of Preferred Stock” and, in each case, (A) the provisions relating to such encumbrance or restriction contained in such

Indebtedness are no less favorable to AAC, taken as a whole, than the provisions contained in the Credit Agreement as in effect on the date of the indenture or (B) any encumbrance or restriction contained in such Indebtedness does not prohibit (except upon a default or event of default thereunder) the payment of dividends in an amount sufficient to make scheduled payments of cash interest on the notes when due; and

(20) any encumbrances or restrictions imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (19) above; provided that the encumbrances or restrictions in such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, in the good faith judgment of the Board of Directors of AAC (or, as applicable, the Board of Directors of AAC Group Holding Corp. in the case of AAC Group Holding Corp. and its Restricted Subsidiaries or the Board of Directors of American Achievement Corporation in the case of American Achievement Corporation and its Restricted Subsidiaries), taken as a whole, than the encumbrances or restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Merger, Consolidation or Sale of Assets

AAC will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not AAC is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of AAC and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1) either: (a) AAC is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than AAC) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation, limited liability company or limited partnership organized or existing under the laws of the United States, any state of the United States or the District of Columbia (provided that if such Person is not a corporation, such Person shall be required to cause a subsidiary of such Person that is a corporation to be a co-obligor under the notes);

(2) the Person formed by or surviving any such consolidation or merger (if other than AAC) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of AAC under the notes, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

(3) immediately after such transaction, no Default or Event of Default exists; and

(4) AAC or the Person formed by or surviving any such consolidation or merger (if other than AAC), or to which such sale, assignment, transfer, conveyance or other disposition has been made, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, either (a) would have a Fixed Charge Coverage Ratio for the most recently ended four full fiscal quarters for which internal financial statements are available immediately prior to such transaction of at least 2.0 to 1 or (b) would have a Fixed Charge Coverage Ratio greater than the Fixed Charge Coverage Ratio of AAC immediately prior to such transaction.

In addition, AAC will not, directly or indirectly, lease all or substantially all of the properties and assets of it and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person.

This “Merger, Consolidation or Sale of Assets” covenant will not apply to:

(1) a merger of AAC with an Affiliate solely for the purpose of reincorporating AAC in another jurisdiction; or

(2) any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among AAC and its Restricted Subsidiaries.

Transactions with Affiliates

AAC will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of AAC (each, an “Affiliate Transaction”), unless:

(1) the Affiliate Transaction is on terms that are no less favorable to AAC or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by AAC or such Restricted Subsidiary with an unrelated Person; and

(2) AAC delivers to the trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $3.0 million, a resolution of the Board of Directors of AAC (or (i) the Board of Directors of American Achievement Corporation in the case of American Achievement Corporation and its Restricted Subsidiaries or (ii) the Board of Directors of AAC Group Holding Corp. in the case of AAC Group Holding Corp. and its Restricted Subsidiaries) set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of AAC (or the Board of Directors of American Achievement Corporation in the case of American Achievement Corporation and its Restricted Subsidiaries); and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, an opinion as to the fairness to AAC or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any employment agreement, employee benefit plan, officer or director indemnification agreement or any similar arrangement entered into by AAC or any of its Restricted Subsidiaries in the ordinary course of business and payments pursuant thereto;

(2) transactions between or among AAC and/or its Restricted Subsidiaries;

(3) transactions with a Person (other than an Unrestricted Subsidiary of AAC) that is an Affiliate of AAC solely because AAC owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4) payment of reasonable directors’ fees to Persons who are not otherwise Affiliates of AAC;

(5) any issuance of Equity Interests (other than Disqualified Stock) of AAC to Affiliates of AAC and the granting of registration rights in connection therewith;

(6) Restricted Payments that do not violate the provisions of the indenture described above under the caption “—Restricted Payments;”

(7) Permitted Investments;

(8) any transaction pursuant to any agreement in existence on the date of the indenture or any amendment or replacement thereof that, taken in its entirety, is no less favorable to AAC than the agreement as in effect on the date of the indenture;

(9) the payment of indemnities provided for by AAC’s charter, by-laws and written agreements and reasonable fees to directors of AAC, Parent and the Restricted Subsidiaries who are not employees of AAC, Parent or the Restricted Subsidiaries; and

(10) loans or advances to employees of AAC and its Restricted Subsidiaries in the ordinary course of business not to exceed $500,000 in the aggregate at any one time outstanding.

Notwithstanding the foregoing provisions of this covenant, (a) if and to the extent any action by AAC Group Holding Corp. or any Restricted Subsidiary (as defined in the AAC Group Holding Corp. Senior Discount Notes Indenture, as in effect on the date hereof) of AAC Group Holding Corp. is not deemed to be an Affiliate Transaction (as defined in the AAC Group Holding Corp. Senior Discount Notes Indenture, as in effect on the date hereof) under the AAC Group Holding Corp. Senior Discount Notes Indenture, as in effect on the date hereof, such action by AAC Group Holding Corp. or such Restricted Subsidiary, as the case may be, shall not be deemed to be an Affiliate Transaction hereunder and, therefore, will not be subject to the provisions of this covenant and (b) if and to the extent any action by American Achievement Corporation or any Restricted Subsidiary (as defined in the American Achievement Corporation Senior Subordinated Notes Indenture, as in effect on the date hereof) of American Achievement Corporation is not deemed to be an Affiliate Transaction (as defined in the American Achievement Corporation Senior Subordinated Notes Indenture, as in effect on the date hereof) under the American Achievement Corporation Senior Subordinated Notes Indenture, as in effect on the date hereof, such action by American Achievement Corporation or such Restricted Subsidiary, as the case may be, shall not be deemed to be an Affiliate Transaction hereunder and, therefore, will not be subject to the provisions of this covenant.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of AAC may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by AAC and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will be treated as a Restricted Payment under the covenant described above under the caption “—Restricted Payments” or a Permitted Investment under one or more clauses of the definition of Permitted Investments, as determined by AAC. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of AAC may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

Any designation of a Subsidiary of AAC as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of AAC as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” AAC will be in default of such covenant.

The Board of Directors of AAC may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of AAC; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of AAC of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

Payments for Consent

AAC will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Business Activities

AAC will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to AAC and its Restricted Subsidiaries taken as a whole.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, AAC will furnish to the holders of notes or cause the trustee to furnish to the holders of notes, within the time periods specified in the SEC’s rules and regulations:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if AAC were required to file reports on such forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to annual information only, a report on the annual financial statements by AAC’s certified independent accountants; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if AAC were required to file such reports.

Whether or not required by the SEC, AAC will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing) and, upon the effectiveness of the Exchange Offer Registration Statement or the Shelf Registration Statement, if any, will post the reports on its website within those time periods.

AAC will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept AAC’s filings for any reason, AAC will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if AAC were required to file those reports with the SEC.

If AAC has designated any of its Subsidiaries (other than Immaterial Subsidiaries) as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraphs will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of AAC and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of AAC.

In addition, for so long as any notes remain outstanding, AAC will furnish to the holders of notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

Each of the following is an “Event of Default ”:

(1) default for 30 days in the payment when due of interest on, or Special Interest, if any, with respect to, the notes, or failure to issue any additional notes within 30 days after such interest is deemed paid;

(2) default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on the notes;

(3) failure by AAC or any of its Restricted Subsidiaries to comply with the provisions described under the captions “—Repurchase at the Option of Holders—Change of Control,” “—Repurchase at the Option of Holders—Asset Sales,” or “—Certain Covenants—Merger, Consolidation or Sale of Assets”;

(4) failure by AAC or any of its Restricted Subsidiaries for 60 days after notice to AAC by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding voting as a single class to comply with any of the other agreements in the indenture;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by AAC or any of its Restricted Subsidiaries (or the payment of which is guaranteed by AAC or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

(a) is caused by a failure to pay any such Indebtedness at its stated final maturity (a “Payment Default ”); or

(b) results in the acceleration of such Indebtedness prior to its stated final maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more;

(6) failure by AAC or any of its Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(7) certain events of bankruptcy or insolvency described in the indenture with respect to AAC or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary; and

(8) the making of any Parent Restricted Payment by any Parent with the proceeds of an incurrence of Indebtedness or an issuance of preferred stock.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to AAC, any Restricted Subsidiary of AAC that is a Significant Subsidiary or any group of Restricted Subsidiaries of AAC that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium or Special Interest, if any.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest or Special Interest, if any, when due, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

(1) such holder has previously given the trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in aggregate principal amount of the then outstanding notes have requested the trustee to pursue the remedy;

(3) such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

(4) the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) holders of a majority in aggregate principal amount of the then outstanding notes have not given the trustee a direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the then outstanding notes by notice to the trustee may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or premium or Special Interest, if any, on, or the principal of, the notes.

AAC is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, AAC is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of AAC, as such, has any liability for any obligations of AAC under the notes, the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waived and released all such liability. The waiver and release were part of the consideration for issuance of the notes. The waiver was not effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

AAC may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an officers’ certificate, elect to have all of its obligations discharged with respect to the outstanding notes (“Legal Defeasance”) except for:

(1) the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Special Interest, if any, on, such notes when such payments are due from the trust referred to below;

(2) AAC’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and AAC’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the indenture.

In addition, AAC may, at its option and at any time, elect to have the obligations of AAC released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of Default and Remedies” and “—Certain Covenants—Merger, Consolidation or Sale of Assets” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) AAC must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, or interest and premium and Special Interest, if any, on, the outstanding notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and AAC must specify whether the notes are being defeased to such stated date for payment or to a particular redemption date;

(2) in the case of Legal Defeasance, AAC must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) AAC has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, AAC must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any Credit Facility or other material instrument to which AAC is a party or by which AAC is bound;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which AAC or any of its Subsidiaries is a party or by which AAC or any of its Subsidiaries is bound;

(6) AAC must deliver to the trustee an officers’ certificate stating that the deposit was not made by AAC with the intent of defeating, hindering, delaying or defrauding any creditors of AAC or others; and

(7) AAC must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each holder of notes affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder):

(1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption “—Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest, including default interest, on any note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Special Interest, if any, on, the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in money other than that stated in the notes;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium or Special Interest, if any, on, the notes;

(7) waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders”);

(8) release any guarantor from any of its obligations under its guarantee or the indenture, except in accordance with the terms of the indenture; or

(9) make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of notes, AAC and the trustee may amend or supplement the indenture or the notes:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to provide for the assumption of AAC’s obligations to holders of notes in the case of a merger or consolidation or sale of all or substantially all of AAC’s assets;

(4) to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

(5) to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6) to conform the text of the indenture or the notes to any provision of this Description of Exchange Notes to the extent that such provision in this Description of Exchange Notes was intended to be a verbatim recitation of a provision of the indenture or the notes;

(7) to provide for the issuance of additional notes in accordance with the limitations set forth in the indenture as of the date of the indenture; or

(8) to add guarantees with respect to the notes as required or permitted by the indenture.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1) Either:

(a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to AAC, have been delivered to the trustee for cancellation; or

(b) all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and AAC has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Special Interest, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other material instrument to which AAC is a party or by which AAC is bound;

(3) AAC has paid or caused to be paid all sums payable by it under the indenture; and

(4) AAC has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes or on the redemption date, as the case may be.

In addition, AAC must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of AAC, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or resign.

The holders of a majority in aggregate principal amount of the then outstanding notes have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee is required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture and registration rights agreement without charge by writing to American Achievement Group Holding Corp. c/o American Achievement Corporation, 7211 Circle S Road, Austin, TX 78745, Attention: Chief Financial Officer.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

“AAC Group Holding Corp.” means AAC Group Holding Corp., a Delaware corporation, and its successors and assigns.

“AAC Group Holding Corp. Senior Discount Notes” means AAC Group Holding Corp.’s 10.25% Senior Discount Notes due 2012 issued pursuant to the AAC Group Holding Corp. Senior Discount Notes Indenture.

“AAC Group Holding Corp. Senior Discount Notes Indenture” means the indenture, dated as of November 16, 2004, between AAC Group Holding Corp. and U.S. Bank National Association, as trustee, relating to the AAC Group Holding Corp. Senior Discount Notes.

“American Achievement Corporation” means American Achievement Corporation, a Delaware corporation, and its successors and assigns.

“American Achievement Corporation Senior Subordinated Notes” means American Achievement Corporation’s 8.25% Senior Subordinated Notes due 2012 issued pursuant to the American Achievement Corporation Senior Subordinated Notes Indenture.

“American Achievement Corporation Senior Subordinated Notes Indenture” means the indenture, dated as of March 25, 2004, among American Achievement Corporation, the guarantors party thereto and The Bank of New York, as trustee, relating to the American Achievement Corporation Senior Subordinated Notes.

“Acquired Debt ” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets or rights; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of AAC and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2) the issuance of Equity Interests in any of AAC’s Restricted Subsidiaries or the sale of Equity Interests in any of its Restricted Subsidiaries (other than directors’ qualifying shares).

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1) any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $2.0 million;

(2) a transfer of assets between or among AAC and its Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary of AAC to AAC or to a Restricted Subsidiary of AAC;

(4) the sale, licensing or lease of inventory, products, intellectual property services or accounts receivable in the ordinary course of business and any sale or other disposition of damaged, worn-out or obsolete assets in the ordinary course of business;

(5) the sale or other disposition of cash or Cash Equivalents; and

(6) a Restricted Payment that does not violate the covenant described above under the caption “—Certain Covenants—Restricted Payments” or a Permitted Investment.

“Asset Sale Offer” has the meaning assigned to that term in the indenture governing the notes.

“Attributable Debt ” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP; provided, however, that if such sale and leaseback transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation.”

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3) with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than twelve months from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding twelve months and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having one of the two highest ratings obtainable from Moody’s or S&P, in each case, maturing within twelve months after the date of acquisition; and

(6) money market funds, substantially all of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

“Change of Control ” means the occurrence of any of the following:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of AAC and its Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d) of the Exchange Act) other than a Principal or a Related Party of a Principal;

(2) the adoption of a plan relating to the liquidation or dissolution of AAC;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any “person” (as defined above), other than the Principals and their Related Parties or a Permitted Group, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of AAC, measured by voting power rather than number of shares; or

(4) after an initial public offering of AAC or any direct or indirect parent of AAC, the first day on which a majority of the members of the Board of Directors of AAC are not Continuing Directors.

(5) the failure at any time by AAC to beneficially own (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, (a) 100% of the Voting Stock of AAC Group Holding Corp. (except to the extent AAC Group Holding Corp. is merged with and into AAC, Holdings or American Achievement Corporation in accordance with the terms of the indenture), (b) 100% of the Voting Stock of Holdings (except to the extent Holdings is merged with and into AAC, AAC Group Holding Corp. or American Achievement Corporation in accordance with the terms of the indenture) or (c) 100% of the Voting Stock of American Achievement Corporation (except to the extent American Achievement Corporation is merged with and into AAC, AAC Group Holding Corp. or Holdings in accordance with the terms of the indenture).

“Change of Control Offer” has the meaning assigned to that term in the indenture governing the notes.

“Consolidated Adjusted EBITDA” means, with respect to any specified Person for any period, the Consolidated Cash Flow of such Person for such period plus, without duplication:

(1) nonrecurring expenses incurred from the re-branding of products, to the extent deducted in computing such Consolidated Cash Flow;

(2) management fees and expenses payable under AAC’s existing management agreement, as described in the prospectus under “Certain Related Party Transactions—Management Agreement”, to the extent deducted in computing such Consolidated Cash Flow;

(3) fees paid to independent consultants for recommendations related to streamlining and improving operational efficiencies, to the extent deducted in computing such Consolidated Cash Flow; provided that this clause (3) shall not be applicable to any such expenses incurred after April 1, 2006;

(4) fees paid to independent consultants for assistance provided to management in becoming ready to comply with Sarbanes-Oxley Act of 2002, as amended, and related rules and regulations, to the extent deducted in computing such Consolidated Cash Flow; provided that this clause (4) shall not be applicable to any such expenses incurred after August 25, 2007;

(5) legal fees paid and settlement payments made in connection with legal matters that have been settled or brought to a non-appealable conclusion, to the extent deducted in computing such Consolidated Cash Flow;

(6) legal and other professional fees and expenses paid in connection with (i) investigations of potential acquisitions that have since been abandoned, (ii) the restatement of the financial statements of AAC Group Holding Corp. and American Achievement Corporation described in this prospectus, and (iii) the offering of the notes, the related distribution to AAC’s stockholders and the subsequent exchange offer or other registration contemplated by the Registration Rights Agreement, in each case, to the extent deducted in computing such Consolidated Cash Flow;

(7) fees and expenses paid in connection with the recruitment and relocation of new senior management as part of a restructuring of management, to the extent deducted in computing such Consolidated Cash Flow;

(8) severance costs related to the restructuring of such Person’s management team, relocation or transitioning of jobs from one facility to another or the closure of one or more facilities, in each case, to the extent deducted in computing such Consolidated Cash Flow;

(9) nonrecurring charges or expenses incurred in connection with any restructuring of operations or closure of one or more facilities, to the extent deducted in computing such Consolidated Cash Flow; and

(10) Pro Forma Cost Savings related to or resulting from the closure of one or more facilities, to the extent deducted in computing such Consolidated Cash Flow.

“Consolidated Cash Flow ” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1) an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2) taxes paid and provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such taxes or provision for taxes was deducted in computing such Consolidated Net Income; plus

(3) the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(4) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

(5) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue or the reversal of reserves in the ordinary course of business, in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Group Leverage Ratio” means the ratio of:

(1) the aggregate principal amount, without duplication, of all Indebtedness of AAC plus all Indebtedness of Restricted Subsidiaries of AAC, with letters of credit being deemed to have a principal amount for this purpose equal to the face amount thereof, whether or not drawn, in each case as of August 30, 2008 to:

(2) the aggregate amount of AAC’s Consolidated Adjusted EBITDA for the four-quarter period ended August 30, 2008.

In addition, for purposes of calculating the Consolidated Group Leverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect (in accordance with Regulation S-X under the Securities Act), as if they had occurred on the first day of the four-quarter reference period;

(2) the Consolidated Adjusted EBITDA attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3) any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period; and

(4) any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the Net Income of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person (and if such Net Income is a loss it will be included only to the extent that such loss has been funded with cash by the specified Person or a Restricted Subsidiary of the specified Person);

(2) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement (other than Credit Facilities whose sole restriction on such declaration or payment occurs only upon the occurrence of or during the existence or continuance of a default or event of default), instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders unless such restriction or limitation is permitted by the covenant described under “—Certain Covenants—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”;

(3) the cumulative effect of a change in accounting principles will be excluded; and

(4) notwithstanding clause (1) above, the Net Income of any Unrestricted Subsidiary will be excluded, whether or not distributed to the specified Person or one of its Subsidiaries.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of AAC who:

(1) was a member of such Board of Directors on the date of the indenture; or

(2) was nominated for election or elected to such Board of Directors by the Principals or a Related Party of the Principals or with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Credit Agreement ” means that certain credit agreement, dated as of March 25, 2004 by and among AAC Holding Corp. (formerly known as AAC Acquisition Corp.), certain of American Achievement Corporation’s subsidiaries, as guarantors, Goldman Sachs Credit Partners L.P., as joint lead arranger, joint bookrunner, documentation agent and administrative agent, Deutsche Bank Securities Inc., as joint lead arranger and joint bookrunner, Deutsche Bank A.G., Cayman Islands Branch, as syndication agent, and the lenders party thereto, providing for up to $195.0 million of revolving credit and term loan borrowings, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, as amended, supplemented, restated, modified, renewed, refunded, restructured, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Credit Facilities” means, one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case, with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, supplemented, restated, modified, renewed, refunded, restructured, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Default ” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require AAC to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that AAC may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that AAC and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Domestic Subsidiary ” means any Restricted Subsidiary of AAC that was formed under the laws of the United States or any state of the United States or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of AAC.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means an offering or sale of Equity Interests (other than Disqualified Stock) of AAC (whether offered or sold independently or as part of an offering or sale of units).

“Existing Indebtedness” means Indebtedness of AAC and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the indenture, including without limitation the American Achievement Corporation Senior Subordinated Notes and the AAC Group Holding Corp. Senior Discount Notes, until such amounts are repaid.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, and, in the case of any transaction involving aggregate consideration in excess of $10.0 million, as determined in good faith by the Board of Directors of AAC or the applicable Restricted Subsidiary of AAC (unless otherwise provided in the indenture).

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect (in accordance with Regulation S-X under the Securities Act) as if they had occurred on the first day of the four-quarter reference period;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4) any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5) any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

(6) if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness).

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates (but excluding (a) the amortization of original issue discount and the payment or accrual of non-cash interest relating to the notes and (b) the amortization of original issue discount and the payment or accrual of non-cash interest relating to the AAC Group Holding Corp. Senior Discount Notes); plus

(2) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such guarantee or Lien is called upon; plus

(4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of AAC (other than Disqualified Stock) or to AAC or a Restricted Subsidiary of AAC, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP.

“Foreign Subsidiary ” means any Restricted Subsidiary of AAC that is not a Domestic Subsidiary.

“GAAP ” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, as of March 25, 2004.

“guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2) other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

“Holdings” means AAC Holding Corp., a Delaware corporation.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) representing Capital Lease Obligations or Attributable Debt in respect of sale and leaseback transactions;

(5) representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed, except any such balance that constitutes an accrued expense or trade payable; or

(6) representing any Hedging Obligations or obligations under precious metal consignment agreements, if and to the extent any of the preceding items (other than letters of credit, Attributable Debt and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the guarantee by the specified Person of any Indebtedness of any other Person.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If AAC or any Subsidiary of AAC sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of AAC such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of AAC, AAC will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of AAC’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The acquisition by AAC or any Subsidiary of AAC of a Person that holds an Investment in a third Person will be deemed to be an Investment by AAC or such Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Moody’s” means Moody’s Investors Service, Inc.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.

“Net Proceeds” means the aggregate cash proceeds received by AAC or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness, other than secured Indebtedness of AAC under a Credit Facility or any Indebtedness of Holdings or AAC Group Holding Corp. or any of their respective Restricted Subsidiaries, secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

“Non-Recourse Debt ” means Indebtedness:

(1) as to which neither AAC nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the notes) of AAC or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of AAC or any of its Restricted Subsidiaries.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Parent ” means any direct or indirect parent company of AAC.

“Parent Restricted Payment” means, with respect to any specified Person, the:

(1) declaration or payment of any dividend or making of any other payment or distribution on account of such Person’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving such Person or any of its Restricted Subsidiaries) or to the direct or indirect holders of such Person ‘s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of such Person and other than dividends or distributions payable to such Person or a Restricted Subsidiary of such Person;

(2) purchase, redemption or other acquisition or retirement for value (including, without limitation, in connection with any merger or consolidation involving such Person) of any Equity Interests of such Person or any direct or indirect parent of such Person (other than any such Equity Interest owned by such Person or any Restricted Subsidiary of such Person);

(3) making of any payment on or with respect to, or purchase, redemption, defeasance or other acquisition or retirement for value any Indebtedness of such Person that is contractually subordinated to the notes (excluding any intercompany Indebtedness between or among such Person and any of its Restricted Subsidiaries), except a payment of interest or principal at the Stated Maturity thereof; or

(4) making of any Restricted Investment.

“Permitted Business” means any business conducted by American Achievement Corporation and its Restricted Subsidiaries on the date of the indenture and any business reasonably related, ancillary or complimentary to, or reasonable extensions of, the business of American Achievement Corporation or any of its Restricted Subsidiaries on the date of the indenture.

“Permitted Group” means any group of investors that is deemed to be a “person” (as that term is used in Section 13(d)(3) of the Exchange Act), by virtue of the Stockholders Agreement, as the same may be amended, modified or supplemented from time to time; provided that no single Person (other than the Principals and their Related Parties) Beneficially Owns (together with its Affiliates) more of the Voting Stock of AAC that is Beneficially Owned by such group of investors than is then collectively Beneficially Owned by the Principals and their Related Parties in the aggregate.

“Permitted Investments” means:

(1) any Investment in AAC or in a Restricted Subsidiary of AAC;

(2) any Investment in Cash Equivalents;

(3) any Investment by AAC or any Restricted Subsidiary of AAC in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of AAC; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, AAC or a Restricted Subsidiary of AAC;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales;”

(5) any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of AAC;

(6) any Investments received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of AAC or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes with Persons who are not Affiliates;

(7) Investments represented by Hedging Obligations;

(8) loans or advances to directors, officers and employees of AAC and its Restricted Subsidiaries (a) made in the ordinary course of business of AAC or any Restricted Subsidiary of AAC in an aggregate principal amount not to exceed $500,000 at any one time outstanding, less the aggregate principal amount of all loans and advances made since March 25, 2004 through the date of the indenture pursuant to clause (8) of the definition of “Permitted Investments” in the American Achievement Corporation Senior Subordinated Notes Indenture to the extent such loans or advances remain outstanding or (b) to finance the purchase by such person of Capital Stock of AAC or any of its Restricted Subsidiaries; provided that the aggregate amount of loans or advances made pursuant to clause (b) shall not exceed $250,000 in any twelve-month period;

(9) receivables owing to AAC or any Restricted Subsidiary, if created or acquired in the ordinary course of business;

(10) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(11) guarantees otherwise permitted by the terms of the indenture;

(12) Investments existing on the date of the indenture;

(13) repurchases of the notes; and

(14) other Investments in any Person other than an Affiliate (other than such Persons that are Affiliates of AAC solely by virtue of AAC’s Investments in such Persons) of AAC having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (14) that are at the time outstanding not to exceed $10.0 million, less the aggregate Fair Market Value of all Investments made since March 25, 2004 through the date of the indenture pursuant to clause (14) of the definition of “Permitted Investments” in the American Achievement Corporation Senior Subordinated Notes Indenture to the extent such Investments remain outstanding.

“Permitted Liens” means:

(1) Liens on assets of AAC securing Indebtedness and other Obligations incurred pursuant to either clause (1) or (14) of the second paragraph of, or Credit Facilities of Restricted Subsidiaries of AAC guaranteed by AAC and otherwise permitted by, the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” and/or securing Hedging Obligations related thereto;

(2) Liens in favor of AAC or its Restricted Subsidiaries;

(3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with AAC or any Subsidiary of AAC; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with AAC or the Subsidiary;

(4) Liens on property (including Capital Stock) existing at the time of acquisition of the property by AAC or any Subsidiary of AAC; provided that such Liens were in existence prior to, such acquisition, and not incurred in contemplation of, such acquisition;

(5) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the definition of Permitted Debt covering only the assets acquired with or financed by such Indebtedness;

(7) Liens existing on the date of the indenture;

(8) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9) Liens imposed by law, such as carriers’, warehousemen’s, landlord’s and mechanics’ Liens, in each case, incurred in the ordinary course of business;

(10) survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(11) Liens created for the benefit of (or to secure) the notes;

(12) Liens arising by reward of any judgment, decree or order of any court but not giving rise to an Event of Default so long as such Liens are adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment, decree or order shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

(13) Liens upon specific items of inventory or other goods and proceeds of AAC or any of its Restricted Subsidiaries securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(14) Liens securing Hedging Obligations incurred pursuant to clause (8) of the definition of “Permitted Debt ”;

(15) Liens on the assets of Foreign Subsidiaries securing Indebtedness permitted to be incurred under the indenture;

(16) any provision for the retention of title to an asset by the vendor or transferor of such asset which asset is acquired by AAC or any Restricted Subsidiary of AAC in a transaction entered into in the ordinary course of business of AAC or such Restricted Subsidiary;

(17) Liens incurred in the ordinary course of business of AAC or any Restricted Subsidiary of AAC securing obligations under precious metals consignment agreements;

(18) any extension, renewal or replacement, in whole or in part, of any Lien described in clauses (3), (4), (6) or (7) of the definition of “Permitted Liens”; provided that any such extension, renewal or replacement is no more restrictive in any material respect that the Lien so extended, renewed or replaced and does not extend to any additional property or assets;

(19) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that:

(a) the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(b) the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge; and

(20) Liens incurred in the ordinary course of business of AAC or any Subsidiary of AAC with respect to obligations that do not exceed $5.0 million at any one time outstanding.

“Permitted Payments to Parent ” means, without duplication as to amounts:

(1) payments to the Parent to permit the Parent to pay reasonable accounting, legal and administrative expenses of the Parent when due, in an aggregate amount not to exceed $250,000 per annum; and

(2) for so long as AAC is a member of a group filing a consolidated, combined or unitary tax return with the Parent, payments to the Parent in respect of an allocable portion of the tax liabilities of such group that is attributable to AAC and its Subsidiaries (“Tax Payments”). The Tax Payments shall not exceed the lesser of (i) the amount of the relevant tax (including any penalties and interest) that AAC would owe if AAC were filing a separate tax return (or a separate consolidated or combined return with its Subsidiaries that are members of the consolidated or combined group), taking into account any carryovers and carrybacks of tax attributes (such as net operating losses) of AAC and such Subsidiaries from other taxable years and (ii) the net amount of the relevant tax that the Parent actually owes to the appropriate taxing authority. Any Tax Payments received from AAC shall be paid over to the appropriate taxing authority within 60 days of the Parent’s receipt of such Tax Payments or refunded to AAC.

“Permitted Refinancing Indebtedness” means any Indebtedness of AAC or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of AAC or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

(3) if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(4) such Indebtedness is incurred either by AAC or by the Restricted Subsidiary who is the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Principals” means Fenway Partners, Inc.

“Pro Forma Cost Savings” means, with respect to any period, the reduction in net costs and related adjustments that (i) were directly attributable to the closure of a facility that occurred during the four quarter period or after the end of the four quarter period and on or prior to the Calculation Date and calculated on a basis that is consistent with Regulation S-X under the Securities Act as in effect and applied as of the date of the indenture, (ii) were actually implemented before six months after the date of the closure and prior to the Calculation Date that are supportable and quantifiable by the underlying accounting records of AAC or (iii) relate to the business that is the subject of any such closure and that AAC reasonably determines are probable based upon specifically identifiable actions to be taken before six months after the date of the closure and, in the case of each of (i), (ii) and (iii), are described, as provided below, in an officers’ certificate, as if all such reductions in costs had been effected as of the beginning of such period. Pro Forma Cost Savings described above shall be accompanied by a certificate delivered to the Trustee from AAC’s chief financial officer that outlines the specific actions taken or to be taken, the net cost savings achieved or to be achieved from each such action and that, in the case of clause (iii) above, such savings have been determined to be probable.

“Related Party” means:

(1) any controlling stockholder, 80% (or more) owned Subsidiary, or immediate family member (in the case of an individual) of any Principal; or

(2) any trust, corporation, partnership, limited liability company or other entity, the beneficiaries, stockholders, partners, members, owners or Persons beneficially holding an 80% or more controlling interest of which consist of any one or more Principals and/or such other Persons referred to in the immediately preceding clause (1).

“Restricted Investment ” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Group.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on March 25, 2004.

“Special Interest” means all special interest then owing pursuant to the registration rights agreement.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of March 25, 2004, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Stockholders Agreement” means that certain stockholders agreement, dated as of March 25, 2004, by and among Holdings and certain of Holdings’ stockholders, as the same may be amended, modified or supplemented from time to time.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Unrestricted Subsidiary” means any Subsidiary of AAC that is designated by the Board of Directors of AAC as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) except as permitted by the covenant described above under the caption “—Certain Covenants—Transactions with Affiliates,” is not party to any agreement, contract, arrangement or understanding with AAC or any Restricted Subsidiary of AAC unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to AAC or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of AAC;

(3) is a Person with respect to which neither AAC nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of AAC or any of its Restricted Subsidiaries.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

The following summary discusses the material U.S. federal income and, with respect to non-U.S. holders only, estate tax considerations relating to the purchase, ownership and disposition of the notes. Except where noted, this summary deals only with notes held as capital assets and assumes you are acquiring the exchange notes pursuant to the exchange offer. Additionally, this summary does not deal with special situations.

For example, the summary does not address:

•	tax consequences to holders who may be subject to special tax treatment, including but not limited to dealers or traders in securities or currencies, financial institutions, tax-exempt entities, partnerships or other pass-through entities, U.S. expatriates or insurance companies;

•	tax consequences to persons holding notes as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;

•	tax consequences to U.S. holders (as defined below) of notes whose “functional currency” is not the U.S. dollar;

•	alternative minimum tax consequences, if any; or

•	any state, local or foreign tax consequences.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below.

If a partnership (including an entity taxable as a partnership) holds our notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership (or an interest holder in any other pass-through entity) holding our notes, you should consult your tax advisor.

Prospective investors should consult with their own tax advisors as to the tax consequences to them of the purchase, ownership and disposition of the notes, including the applicability of any federal, state, local, foreign or other tax laws and possible changes in the tax laws or interpretations thereunder.

Certain Tax Consequences to the Company

The notes are considered “applicable high yield discount obligations.” As a result, we will not be allowed to take a deduction for interest (including OID, as described below) accrued on the notes for U.S. federal income tax purposes until such time as we actually pay such interest (including OID) in cash or in other property (other than property consisting of certain debt or equity instruments).

Moreover, the yield to maturity on the notes exceeds the sum of (x) the applicable federal rate, or AFR, and (y) 6 percentage points (such excess shall be referred to hereinafter as the “disqualified yield”). As a result, the Company’s deduction for interest (including OID) accrued on the notes will be permanently disallowed (regardless of whether we actually pay such interest or OID) for U.S. federal income tax purposes to the extent such interest or OID is attributable to the disqualified yield on the notes (“dividend-equivalent interest”).

Classification of the Notes

No statutory, administrative or judicial authority directly addresses the treatment of the notes for U.S. federal income tax purposes. Under the indenture governing the notes, we and each holder of the notes agree, for U.S. federal income tax purposes, to treat the notes as debt instruments subject to the regulations governing contingent payment debt instruments (the “Contingent Debt Regulations”). No rulings have been sought or are expected to be sought from the Internal Revenue Service (the “IRS’”) with respect to any of the U.S. federal income tax consequences of this offering. Accordingly, no assurance can be given that the IRS or a court will agree with the treatment described herein.

The remainder of this discussion assumes that the notes are subject to the Contingent Debt Regulations. This discussion does not address possible alternative interpretations of such regulations or alternative treatments of the notes. Any alternative treatment could affect the amount, timing and character of income, gain or loss in respect of an investment in the notes. In particular, if the notes were determined not to be subject to the Contingent Debt Regulations, a holder generally would be required to accrue original issue discount (“OID”) at a different rate and might recognize capital gain or loss upon a taxable disposition of its notes. Holders should consult their tax advisors concerning the tax treatment of holding the notes.

Consequences to United States Holders

The following is a summary of the material U.S. federal income tax consequences that will apply to you if you are a U.S. holder of notes. Certain consequences to “non-U.S. holders” of notes are described under “—Consequences to Non-U.S. Holders” below. A “U.S. holder” is a beneficial owner of a note that is for U.S. federal income tax purposes:

•	an individual that is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its sources; or

•	a trust if (1) it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Accrual of Interest

Under the Contingent Debt Regulations, all interest payments on the notes (including payments in the form of additional notes) will not be reported separately as taxable income. Instead, such payments will be taken into account under such regulations. As discussed more fully below, the effect of the Contingent Debt Regulations will be to:

•	require each holder, regardless of the holder’s usual method of tax accounting, to use of the accrual method of tax accounting with respect to the notes;

•	require holders to accrue and include in taxable income each year OID at the comparable yield (as described below), resulting in the recognition of interest income in advance of cash payments made to the holders; and

•	generally result in ordinary rather than capital treatment of any gain, and to some extent loss, on the sale, exchange or other disposition of the notes.

Holders will be required to accrue an amount of OID for U.S. federal income tax purposes, for each accrual period prior to and including the maturity date of the notes, that equals (subject to adjustment, as described below):

•	the product of (a) the adjusted issue price (as defined below) of the notes as of the beginning of the accrual period; and (b) the comparable yield (as defined below) of the notes, adjusted for the length of the accrual period;

•	divided by the number of days in the accrual period; and

•	multiplied by the number of days during the accrual period that the U.S. holder held the notes.

The adjusted issue price of a note is its issue price increased by any OID previously accrued, determined without regard to any adjustments to OID accruals described below, and decreased by the projected amounts of any payments previously scheduled to be made with respect to the notes and in the case of an interest payment made in additional notes, in certain circumstances increased by any net positive adjustment and/or decreased by any net negative adjustment, as discussed below. The issue price of the notes is the first price at which a substantial amount of the notes is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers.

Under the Contingent Debt Regulations, U.S. Holders will be required to include OID in income each year, regardless of their usual method of tax accounting, based on the comparable yield of the notes. We will determine the comparable yield on the notes based on the rate, as of the initial issue date, at which we would issue a fixed-rate debt instrument with no contingent payments, but with terms and conditions otherwise comparable to those of the notes. If our determination of the comparable yield were successfully challenged by the IRS, the redetermined yield could be materially greater or less than the comparable yield as determined by us.

We are required to furnish holders the comparable yield and, solely for U.S. federal income tax purposes, a projected payment schedule (which, in certain circumstances, is required to be updated) that estimates the amount and timing of each scheduled interest payment and projects future interest accretions with respect to payments of interest made in additional notes. Holders may obtain the comparable yield and projected payment schedule (and any updated schedule) by submitting a written required for it to us at the address set forth in “Summary – Corporation Information”. Pursuant to the indenture governing the notes, for U.S. federal income tax purposes, holders must use our comparable yield and the schedule of projected payments in determining a holder’s OID accruals, and the adjustments thereto described below, in respect of the notes.

The comparable yield and the schedule of projected payments are not determined for any purpose other than for the determination of a U.S. holder’s interest accruals and adjustments thereof in respect of the notes for U.S. federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable with respect to the notes.

Adjustments to Interest Accruals on the Notes

If the total actual contingent payments made on the notes in a taxable year differ from the total projected contingent payments for that taxable year, a net positive or net negative adjustment will be made for such difference. For purposes of determining such net positive or net negative adjustment, if we make an interest payment in additional notes, we intend to take such payment into account on the basis of the principal amount of such additional notes. A net positive adjustment, for the amount by which an actual contingent payment exceeds the projected payment, will be treated as additional OID in the current year. A net negative adjustment will:

•	first, reduce the amount of OID required to be accrued in the current year;

•	second, any negative adjustment that exceeds the amount of OID accrued in the current year will be treated as ordinary loss to the extent of a holder’s total prior OID inclusions with respect to the notes, reduced to the extent that such prior OID inclusions were offset by prior negative adjustments; and

•	third, any excess negative adjustment will be treated as a regular negative adjustment in the succeeding taxable year or will reduce the amount realized on the sale, exchange, retirement or other taxable disposition of the notes.

Purchase for Premium or Discount

If a U.S. holder purchases the notes at a premium or discount to the notes’ adjusted issue price at the time of purchase, the U.S. holder must reasonably allocate any difference between the adjusted issue price of the notes at the time of the purchase and the price paid by the U.S. holder to daily portions of interest or projected payments over the remaining term of the notes. If the price paid by the U.S. holder is less than the adjusted issue price at the time of purchase, the amount of the difference allocated to a daily portion of interest or to a projected payment is treated as a positive adjustment on the date the daily portion accrues or the payment is made. If the price paid by the U.S. holder is greater than the adjusted issue price at the time of purchase, the amount of the difference allocated to a daily portion of interest or to a projected payment is treated as a negative adjustment on the date the daily portion accrues or the payment is made. U.S. holder should consult their own tax advisors concerning the operation of these rules and the allocation of the premium or discount.

Applicable High Yield Discount Obligations

For purposes of the dividends-received deduction, the dividend-equivalent interest, as defined above under “Certain Tax Consequences to the Company,” will be treated as a dividend to the extent it is deemed to have been paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Accordingly, if you are a corporation, you may be entitled, subject to applicable limitations, to take a dividends-received deduction with respect to dividend-equivalent interest received by you on such note.

Exchange Offer

The exchange of the outstanding notes for exchange notes should not be a taxable event to U.S. holders for federal income tax purposes. Instead, the holding period of the exchange notes received should include the holding period of the outstanding notes therefor and the adjusted tax basis of the exchange notes received should be the same as the adjusted tax basis of the outstanding notes exchanged therefor immediately before the exchange.

Sale, Exchange and Retirement of Notes

You will generally recognize gain or loss upon the sale, exchange, retirement or other taxable disposition of a note (other than in a tax-free transaction, including the exchange offer) equal to the difference between the amount realized upon the sale, exchange, retirement or other taxable disposition and your adjusted tax basis in the note. Such gain on a note generally will be treated as ordinary income. Loss from the disposition of a note will be treated as ordinary loss to the extent of your prior net OID inclusions with respect to the note. Any loss in excess of that amount will be treated as a capital loss. The deductibility of net capital losses is subject to limitations.

Special rules apply in determining the tax basis of a note. Your tax basis in a note generally will be the original purchase price of the outstanding note, increased by any accrued OID (determined without regard to any adjustments), and decreased by the projected amount of any payments previously scheduled to be made on the note and in the case of an interest payment made in additional notes, your tax basis will in certain circumstances be increased by any net positive adjustment and/or decreased by any net negative adjustment, as discussed above.

Treatment of Additional Notes

Until October 1, 2011, we will pay interest on the notes in the form of additional notes. For U.S. federal income tax purposes, additional notes issued as a payment of interest on an original note will be aggregated with such original note and treated as a single debt instrument for U.S. federal income tax purposes. The above discussion therefore assumes that the sale, exchange, retirement or other disposition of a note is a disposition by you of such single debt instrument (i.e., is a disposition of your interest in the original note and any additional notes received with respect thereto). If, contrary to such assumption, the sale, exchange, retirement or other disposition of the original note or any additional notes received with respect thereto occurs in separate transactions, although not free from doubt, you would likely be required to allocate the adjusted tax basis and adjusted issue price of your note (which, as described above, is treated as a single debt instrument for U.S. federal income tax purposes) between the original note and any additional notes you received with respect thereto in proportion to their relative principal amounts. In such case, your holding period in any additional notes received with respect to an original note would likely be identical to your holding period for the original note with respect to which the additional notes were received. Holders should consult with their own tax advisors as to the U.S. federal income tax consequences of disposing of the original note and any additional notes received with respect thereto in separate transactions.

Information Reporting and Backup Withholding

We, or if you hold your notes through a broker or other securities intermediary, the intermediary, must provide information to the IRS and to you on IRS Form 1099 concerning interest (including OID) or disposition proceeds on the notes, unless an exemption applies. Similarly, unless an exemption applies, you must provide the intermediary or us with your Taxpayer Identification Number (“TIN”), which, if you are an individual, is generally your social security number. You are also required to comply with other IRS requirements, including a certification that you are not subject to backup withholding and that you are a U.S. person. If you are subject to these requirements but do not comply, we or the intermediary must withhold, under the backup withholding rules, a percentage of all amounts payable to you on the notes, including principal payments. Under current law, this percentage will be 28% through 2010, and 31% thereafter. Backup withholding may also apply if we are notified by the IRS that such withholding is required or that the TIN you provided is incorrect. Backup withholding is not an additional tax. You may use the withheld amounts, if any, as a credit against your federal income tax liability (or may claim a refund as long as you timely provide certain information to the IRS). All individuals are subject to these requirements. Some non-individual holders, including all corporations, tax-exempt organizations and individual retirement accounts, are exempt from these requirements.

Consequences to Non-U.S. Holders

The following is a summary of the material U.S. federal income and estate tax consequences that will apply to you if you are a non-U.S. holder of notes. The term “non-U.S. holder” means a beneficial owner of a note that is a nonresident alien or a corporation, trust or estate that is, in each case, not a U.S. holder. Special rules may apply to non-U.S. holders subject to special tax treatment including but not limited to controlled foreign corporations and passive foreign investment companies. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

U.S. Federal Withholding Tax

In general, U.S. federal withholding tax will not apply to any non-contingent payments of interest (including OID) on a note under the “portfolio interest rule,” provided that:

•	interest (or OID) paid on the note is not effectively connected with your conduct of a trade or business in the United States;

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	you are not a controlled foreign corporation that is related to us (actually or constructively) through stock ownership;

•	you are not a bank receiving interest (or OID) on a note on an extension of credit made pursuant to a loan arrangement entered into in the ordinary course of your trade or business; and

•	you provide to us or our paying agent your name and address, and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on an IRS Form W-8BEN (or successor form)). If you hold the notes through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent who will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. Special rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

If you cannot satisfy the requirements described above, payments of interest (including OID) will be subject to a 30% U.S. federal withholding tax, unless you provide us with a properly completed and executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

A portion of the interest (including OID) payable on the notes that is attributable to any interest adjustment may constitute “contingent” interest for purposes of the portfolio interest rule. In that case, we would withhold at a 30% U.S. federal withholding tax rate on any such portion payable on the notes, unless you satisfy the requirements in the preceding paragraph.

Sale, Exchange or Retirement of Notes

Subject to the discussion below concerning effectively connected income and backup withholding, you will not be subject to U.S. federal income tax on any gain realized on the sale, exchange, redemption, retirement or other taxable disposition of the notes unless you are an individual, you are present in the United States for at least 183 days during the year in which you dispose of the notes, and certain other conditions are satisfied. The exchange of the outstanding notes for the exchange notes should not constitute a taxable exchange.

U.S. Trade or Business

If you are engaged in a trade or business in the United States and your investment in the notes is effectively connected with the conduct of that trade or business then you will be subject to U.S. federal income tax on interest (including OID) and gain with respect to the notes on a net income basis (although you will be exempt from the 30% withholding tax on interest (including OID), provided the certification requirements on IRS Form W-8ECI (or successor form) as discussed above in “—U.S. Federal Withholding Tax” are satisfied) generally in the same manner as if you were a U.S. holder, unless an applicable income tax treaty provides otherwise. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of such amount, subject to adjustments.

Information Reporting and Backup Withholding

U.S. federal income tax rules concerning information reporting and backup withholding applicable to a non-U.S. holder provide that interest (including OID) you receive will be automatically exempt from the usual backup withholding rules if such payments are subject to the 30% withholding tax on interest or if they are exempt from that tax by application of a tax treaty or the “portfolio interest rule” or because they are effectively connected with your conduct of a United States trade or business and you have provided us with a properly completed and executed IRS Form W-8BEN or IRS Form W-8ECI, as the case may be. Information reporting may still apply to payments of interest (on Form 1042-S) even if certification is provided and the interest is exempt from the 30% withholding tax. Payments of principal on your notes and disposition proceeds received by you on a disposition of your notes through a broker may be subject to information reporting and/or backup withholding if you are not eligible for an exemption, or do not provide the certification described above. Information reporting and backup withholding may apply if you use the U.S. office of a broker, and information reporting (but generally not backup withholding) may apply if you use the foreign office of a broker that has certain connections to the U.S. We suggest that you consult your tax advisors concerning the application of information reporting and backup withholding rules.

U.S. Federal Estate Tax

Your estate will not be subject to U.S. federal estate tax on notes beneficially owned by you at the time of your death, provided that (i) for estate tax purposes you are not a citizen or resident of the United States, (ii) any payment to you on the notes would be eligible for exemption from the 30% withholding tax under the “portfolio interest rule” described above under “—U.S. Federal Withholding Tax” and (iii) at the time of death, payments with respect to such notes would not have been effectively connected with the conduct by you of a trade or business in the United States. In addition, the U.S. federal estate tax may not apply with respect to such note under the terms of an applicable estate tax treaty.

THE PRECEDING DISCUSSION OF MATERIAL FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE AND THE COMPANY MAKES NO REPRESENTATION AS TO THE TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF THE NOTES. THE PROPER TAX TREATMENT OF A HOLDER OF NOTES IS UNCERTAIN IN VARIOUS RESPECTS. ACCORDINGLY, EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resales.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The initial purchasers of the outstanding notes have advised us that following completion of the exchange offer each intends to make a market in the exchange notes to be issued in the exchange offer; however, the initial purchasers of the outstanding notes are under no obligation to do so and any market activities with respect to the exchange notes may be discontinued at any time.

LEGAL MATTERS

Certain legal matters in connection with the offering will be passed upon for the company by Ropes & Gray LLP, Boston, Massachusetts.

EXPERTS

The consolidated financial statements of AAC Group Holding Corp. as of and for the year ended August 27, 2005 and of American Achievement Corporation and subsidiaries as of and for the year ended August 27, 2005, as of and for the period from March 26, 2004 to August 28, 2004, the period from August 31, 2003 to March 25, 2004, and the years ended August 30, 2003 included in this prospectus, have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their reports appearing herein and are included in reliance upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to the issuance of the exchange notes. This prospectus, which is included in the registration statement, does not contain all of the information included in the registration statement. Certain parts of this registration statement are omitted in accordance with the rules and regulations of the SEC. For further information about us and the exchange notes, we refer you to the registration statement. You should be aware of the statements made in this prospectus as to the contents of any agreement or other document filed as an exhibit to the registration statement are not complete. Although we believe that we have summarized the material terms of these documents in the prospectus, these statements are qualified in their entirety by reference to the full and complete text of the related documents.

We have agreed that, whether or not we are required to do so by the SEC, for so long as any of the exchange notes remain outstanding, we will furnish to the holders of the notes (if not filed with the SEC) or we will file with the SEC, within the time periods specified in the rules and regulations of the SEC:

(1)	all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if we were required to file these forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and, with respect to the annual information only, a report thereon by our certified independent accountants; and

(2)	all current reports that would be required to be filed with the SEC on Form 8-K if we were required to file these reports.

Any reports or documents we file with the SEC, including the registration statement, may be inspected and copied at the public reference room, 100 F Street, N.E., Washington, D.C. 20549. Copies of these reports or other documents may be obtained at prescribed rates from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at (800) 732-0330. In addition, the SEC maintains a web site that contains reports and other information that is filed through the SEC’s Electronic Data Gathering Analysis and Retrieval System. The web site can be accessed at http://www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Audited Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Report of Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheets as of August 27, 2005 (As restated) and August 28, 2004	F-4

Consolidated Statements of Operations for the year ended August 27, 2005 (Successor) (As restated), the Period March 26, 2004 to August 28, 2004 (Successor), for the Period August 31, 2003 to March 25, 2004 (Predecessor), for the Year ended August 30, 2003 (Predecessor)

F-5
Consolidated Statements of Stockholders’ Equity for the Fiscal Years ended August 27, 2005 (As restated) and August 28, 2004	F-6

Consolidated Statements of Cash Flows for the Fiscal Year ended August 27, 2005 (As restated), the Period March 26, 2004 to August 28, 2004 (Successor) (As restated), for the Period August 31, 2003 to March 25, 2004 (Predecessor) (As restated), for the Year ended August 30, 2003 (Predecessor)

F-8
Notes to Consolidated Financial Statements	F-9

Unaudited Financial Statements
Consolidated Balance Sheets (unaudited) as of May 27, 2006 and August 27, 2005 (As restated)	F-40
Consolidated Statements of Operations (unaudited) For the Three Months Ended May 27, 2006 and For the Three Months Ended May 28, 2005	F-41
Consolidated Statements of Operations (unaudited) For the Nine Months Ended May 27, 2006 and For the Nine Months Ended May 28, 2005	F-42
Consolidated Statements of Cash Flows (unaudited) For the Nine Months Ended May 27, 2006 and For the Nine Months Ended May 28, 2005	F-43
Condensed Consolidated Statements of Stockholders’ Equity (unaudited) For the Nine Months Ended May 27, 2006	F-44
Notes to Condensed Consolidated Financial Statements (unaudited)	F-45

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

AAC Group Holding Corp.

We have audited the accompanying consolidated balance sheet of AAC Group Holding Corp. and subsidiaries (“Group Holdings”) as of August 27, 2005, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Group Holdings’ management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Group Holdings is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Group Holdings’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Group Holdings as of August 27, 2005, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 17 to the consolidated financial statements, the Company has restated its consolidated financial statements for the year ended August 27, 2005.

/s/    DELOITTE & TOUCHE LLP

Austin, Texas

November 7, 2005

(May 22, 2006 as to the effects of the restatement discussed in Note 17)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

American Achievement Corporation

We have audited the accompanying consolidated balance sheets of American Achievement Corporation and subsidiaries (“AAC”) as of August 27, 2005 and August 28, 2004, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended August 27, 2005, the periods from March 26, 2004 to August 28, 2004 (Successor, five months), from August 31, 2003 to March 25, 2004 (Predecessor, seven months) and for the year ended August 30, 2003. These financial statements are the responsibility of AAC’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. AAC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of AAC’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of AAC as of August 27, 2005 and August 28, 2004, and the results of their operations and their cash flows for the year ended August 27, 2005, the periods from March 26, 2004 to August 28, 2004, from August 31, 2003 to March 25, 2004 and for the year ended August 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 17 to the consolidated financial statements, the Company has restated the accompanying consolidated financial statements.

/s/    DELOITTE & TOUCHE LLP

Austin, Texas

November 7, 2005

(May 22, 2006 as to the effects of the restatement discussed in Note 17)

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Consolidated Balance Sheets

	AAC Group Holding Corp.	American Achievement Corporation
	August 27, 2005 (As restated— see Note 17)	August 27, 2005 (As restated— see Note 17)	August 28, 2004
	(Dollars in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$4,324	$4,093	$3,038
Accounts receivable, net of allowance for doubtful accounts of $2,794 and $2,862, respectively	39,803	39,803	43,321
Inventories, net	22,221	22,221	23,023
Deferred tax asset	6,760	6,760	10,165
Prepaid expenses and other current assets, net	22,785	22,785	26,230

Total current assets	95,893	95,662	105,777
Property, plant and equipment, net	75,943	75,943	76,565
Goodwill	184,026	184,026	182,080
Other intangible assets, net	153,265	150,112	163,473
Other assets	3,809	3,809	3,091

Total assets	$512,936	$509,552	$530,986

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Bank overdraft	$3,730	$3,730	$5,733
Accounts payable	13,959	13,959	9,842
Customer deposits	17,762	17,762	17,807
Accrued expenses	26,263	26,252	29,814
Accrued management fee—related party	—	—	500
Deferred revenue	1,004	1,004	5,503
Accrued interest	7,370	7,370	7,334
Current portion of long-term debt	1,409	1,409	1,550

Total current liabilities	71,497	71,486	78,083
Long-term debt, net of current portion	384,367	287,711	309,108
Deferred tax liabilities	24,877	27,748	25,844
Other long-term liabilities	8,377	8,344	9,439

Total liabilities	489,118	395,289	422,474
Commitments and contingencies:
Stockholders’ equity:
Common stock, AAC Group Holding Corp.—$.01 par value, 1,250,000 shares authorized, 505,460 shares issued and outstanding; American Achievement Corporation—$.01 par value, 1,000 shares authorized, 100 shares issued and outstanding	5	—	—
Additional paid-in capital	16,491	102,046	102,046
Accumulated earnings	8,278	13,173	6,466
Accumulated other comprehensive loss	(956)	(956)	—

Total stockholders’ equity	23,818	114,263	108,512

Total liabilities and stockholders’ equity	$512,936	$509,552	$530,986

The accompanying notes are an integral part of these consolidated financial statements.

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Consolidated Statements of Operations

	AAC Group Holding Corp.	American Achievement Corporation
		(Successor)		(Predecessor)
	For the year ended August 27, 2005 (As restated— see Note 17)	For the year ended August 27, 2005 (As restated— see Note 17)	For the period March 26, 2004— August 28, 2004	For the period August 31, 2003— March 25, 2004	For the year ended August 30, 2003
	(Dollars in thousands)			(Dollars in thousands)
Net sales	$313,788	$313,788	$167,350	$146,721	$308,431
Cost of sales	134,375	134,375	83,521	59,857	139,170

Gross profit	179,413	179,413	83,829	86,864	169,261
Selling, general and administrative expenses	144,592	144,592	62,647	74,992	129,423

Operating income	34,821	34,821	21,182	11,872	39,838
Interest expense, net of interest income	31,271	23,497	10,257	16,455	28,940

Income (loss) before provision for income taxes	3,550	11,324	10,925	(4,583)	10,898
Provision for income taxes	(1,738)	(4,617)	(4,459)	—	(132)

Net income (loss)	1,812	6,707	6,466	(4,583)	10,766
Preferred dividends	—	—	—	(700)	(1,200)

Net income (loss) applicable to common stockholders	$1,812	$6,707	$6,466	$(5,283)	$9,566

The accompanying notes are an integral part of these consolidated financial statements.

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Consolidated Statements of Stockholders’ Equity

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Earnings	Total
AAC Group Holding Corp.	Shares	Amount
	(Dollars in thousands)
Balance at incorporation, November 8, 2004	—	$—	$—	$—	$—	$—

Issuance of common stock, $.01 par value, 1,250,000 shares authorized	1,015,426	10	102,036	—	—	102,046
Carryover of accumulated earnings from AAC	—	—	—	—	6,466	6,466
Distribution to stockholders through repurchase of common stock	(509,966)	(5)	(85,545)	—	—	(85,550)
Comprehensive income—
Net income (as restated—see Note 17)	—	—	—	—	1,812	1,812
Adjustment to minimum pension liability (net of tax impact)	—	—	—	(956)	—	(956)

Total comprehensive income (loss) (as restated—see Note 17)	—	—	—	(956)	1,812	856

Balance, August 27, 2005 (as restated—see Note 17)	505,460	$5	$16,491	$(956)	$8,278	$23,818

The accompanying notes are an integral part of these consolidated financial statements.

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Consolidated Statements of Stockholders’ Equity—(Continued)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Earnings (Deficit)	Total
American Achievement Corporation	Shares	Amount	Shares	Amount
	(Dollars in thousands)
Balance, August 31, 2002 (Predecessor)	1,006,847	$10	809,351	$8	$95,310	$(2,133)	$(27,941)	$65,254

Comprehensive income—
Net income	—	—	—	—	—	—	10,766	10,766
Adjustment to minimum pension liability	—	—	—	—	—	(3,017)	—	(3,017)

Total comprehensive income (loss)	—	—	—	—	—	(3,017)	10,766	7,749
Accrued dividends on minority interest in CBI	—	—	—	—	—	—	(1,200)	(1,200)
Issuance of stock	519	—	424	—	40	—	—	40

Balance, August 30, 2003 (Predecessor)	1,007,366	10	809,775	8	95,350	(5,150)	(18,375)	71,843

Comprehensive loss—
Net loss	—	—	—	—	—	—	(4,583)	(4,583)
Adjustment to minimum pension liability	—	—	—	—	—	40	—	40

Total comprehensive loss	—	—	—	—	—	40	(4,583)	(4,543)
Accrued dividends on minority interest in CBI	—	—	—	—	—	—	(700)	(700)
Repurchase of common and preferred stock	(1,007,366)	(10)	(809,775)	(8)	(95,350)	—	—	(95,368)
Effect of purchase accounting	—	—	—	—	—	5,110	23,658	28,768
Issuance of common stock (Successor)	—	—	100	—	102,046	—	—	102,046

Balance, March 26, 2004 (Successor)	—	—	100	—	102,046	—	—	102,046

Net income	—	—	—	—	—	—	6,466	6,466

Balance, August 28, 2004 (Successor)	—	—	100	—	102,046	—	6,466	108,512

Comprehensive income—
Net income (as restated—see Note 17)	—	—	—	—	—	—	6,707	6,707
Adjustment to minimum pension liability (net of tax impact)	—	—	—	—	—	(956)	—	(956)

Total comprehensive income (loss) (as restated—see Note 17)	—	—	—	—	—	(956)	6,707	5,751

Balance, August 27, 2005 (as restated—see Note 17)	$—	$—	100	$—	$102,046	$(956)	$13,173	$114,263

The accompanying notes are an integral part of these consolidated financial statements.

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Consolidated Statements of Cash Flows

	AAC Group Holding Corp.	American Achievement Corporation
		(Successor)		(Predecessor)
	For the year ended August 27, 2005 (As restated —see Note 17)	For the year ended August 27, 2005 (As restated —see Note 17)	For the period March 26, 2004— August 28, 2004 (As restated —see Note 17)	For the period August 31, 2003— March 25, 2004 (As restated —see Note 17)	For the year ended August 30, 2003
	(Dollars in thousands)			(Dollars in thousands)
Cash flows from operating activities:
Net income (loss)	$1,812	$6,707	$6,466	$(4,583)	$10,766
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	25,281	25,281	10,344	8,530	14,149
Deferred income taxes	1,521	4,392	4,309	—	—
Amortization of debt discount and deferred financing fees	1,882	1,527	629	1,197	2,051
Accretion of interest on 10.25% senior discount notes	7,387	—	—	—	—
Provision for doubtful accounts	(107)	(107)	(236)	(144)	(376)
Changes in assets and liabilities:
Accounts receivable	3,586	3,586	(1,506)	2,758	2,469
Inventories, net	802	802	26,266	(18,963)	2,117
Income tax receivable	—	—	—	—	738
Prepaid expenses and other current assets, net	3,445	3,445	(16,262)	2,573	(2,296)
Other assets	(2,664)	(2,664)	1,779	(959)	(1,043)
Deferred revenue	(4,499)	(4,499)	2,615	(2,235)	(1,392)
Accounts payable, accrued expenses, and other long-term liabilities	(1,005)	(1,049)	(36,862)	52,053	(685)

Net cash provided by (used in) operating activities	37,441	37,421	(2,458)	40,227	26,498

Cash flows from investing activities:
Purchases of property, plant and equipment	(12,795)	(12,795)	(3,665)	(12,793)	(11,243)
Acquisitions of businesses, net of cash acquired	—	—	—	(99,263)	—

Net cash used in investing activities	(12,795)	(12,795)	(3,665)	(112,056)	(11,243)

Cash flows from financing activities:
Proceeds from revolver	—	—	—	4,000	47,500
Payments on revolver	—	—	—	(13,500)	(63,175)
Proceeds of common stock issuance	—	—	—	102,046	40
Proceeds from term loan	—	—	—	155,000	—
Payments on term loan	(15,493)	(15,493)	(387)	—	—
Proceeds from 8.25% senior subordinated notes	—	—	—	150,000	—
Proceeds from credit facility revolver	33,450	33,450	5,000	2,000	—
Payments on credit facility revolver	(33,450)	(33,450)	(7,000)	—	—
Redemption of common and preferred stock	—	—	—	(95,368)	—
Redemption of 11% senior subordinated notes	—	—	—	(41,355)	—
Redemption of 11.625% senior unsecured notes	(6,075)	(6,075)	—	(170,925)	—
Proceeds from 10.25% senior discount notes	89,269	—	—	—	—
Distribution to stockholders	(85,550)	—	—	—	—
Deferred financing fees	(3,508)	—	(969)	(10,143)	—
Change in bank overdraft	(2,003)	(2,003)	3,252	(2,396)	553

Net cash provided by (used in) financing activities	(23,360)	(23,571)	(104)	79,359	(15,082)

Net increase (decrease) in cash and cash equivalents	1,286	1,055	(6,227)	7,530	173
Cash and cash equivalents, beginning of period	3,038	3,038	9,265	1,735	1,562

Cash and cash equivalents, end of period	$4,324	$4,093	$3,038	$9,265	$1,735

Supplemental disclosure:
Cash paid during the period for:
Interest	$21,966	$21,966	$2,567	$18,873	$26,790

Income taxes	$224	$224	$88	$178	$133

Supplemental disclosure of noncash financing activities:
Accrued preferred stock dividends	$—	$—	$—	$700	$1,200

The accompanying notes are an integral part of these consolidated financial statements.

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements

(Dollars in thousands)

1.	Summary of Organization and Significant Accounting Policies

Consolidation

The consolidated financial statements of AAC Group Holding Corp. (“Group Holdings”) include the accounts of its wholly-owned subsidiary, American Achievement Corporation (“AAC,” a separate public reporting company, together with Group Holdings, the “Company”). Group Holdings was formed on November 8, 2004. On November 16, 2004, the stockholders of AAC Holding Corp. participated in an exchange, pursuant to which they exchanged their shares of common stock in AAC Holding Corp. for a like amount of shares in Group Holdings. Following the exchange, AAC Holding Corp. became a wholly-owned subsidiary of Group Holdings.

On November 16, 2004, Group Holdings issued $131.5 million aggregate principal amount at maturity of 10.25% senior discount notes due 2012 (the “10.25% Notes”) , generating net proceeds of $89.3 million. Group Holdings is the sole obligor of these notes. The net proceeds of this offering were used as a distribution to stockholders through the repurchase of shares of Group Holdings’ common stock from its stockholders. Other than this debt obligation, related deferred debt issuance costs and associated accrued liabilities, and related interest expense, net of taxes, all other assets, liabilities, income expenses and cash flows presented for fiscal 2005 represent those of Group Holdings’ wholly-owned indirect subsidiary AAC and the direct and indirect subsidiaries of AAC. Group Holdings’ only direct subsidiary is AAC Holding Corp., whose sole asset is AAC. All significant intercompany accounts and transactions have been eliminated in consolidation. AAC and Group Holdings are treated as entities under common control and therefore, the consolidated statements of operations and cash flows presented for Group Holdings combine the results of AAC to the beginning of the period presented.

Unless separately stated, the notes herein relate to both Group Holdings and AAC for fiscal 2005 and to AAC for all other periods.

Effective January 30, 2004, AAC acquired the assets of C-B Graduation Announcements, LLC, a producer of personalized graduation announcements and related accessories (the “C-B Announcements Acquisition”). The maximum purchase price payable in connection with this acquisition is approximately $5.9 million in cash, of which approximately $5.0 million was paid at closing (including $1.0 million placed in escrow), with the escrowed amount and balance of the purchase price to be paid upon achieving certain financial targets through January 2006. The C-B Announcements Acquisition was accounted for using the purchase method of accounting. The results of operations of the C-B Announcements Acquisition have been included in AAC’s consolidated results of operations since the date of acquisition.

The Company is a manufacturer and supplier of class rings, yearbooks and other graduation-related scholastic products for the high school and college markets and manufactures and markets recognition and affinity jewelry designed to commemorate significant events, achievements and affiliations. The Company also operates a division which sells achievement publications in the specialty directory publishing industry nationwide. The Company markets its products and services primarily in the United States and operates in five reporting segments; class rings, yearbooks, graduation products, achievement publications and other. The Company’s corporate offices and primary manufacturing facilities are located in Austin and Dallas, Texas.

Basis of Presentation and Comparability

The consolidated financial statements for the predecessor period from August 31, 2003 through March 25, 2004 and for the year ended August 30, 2003 were prepared using the historical basis of accounting. As a result of the merger transaction as discussed in Note 2, AAC applied purchase accounting and a new basis of

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

accounting began on March 26, 2004. AAC has reflected a predecessor period from August 31, 2003 to March 25, 2004 and a successor period from March 26, 2004 to August 28, 2004 in AAC’s consolidated financial statements for fiscal 2004. Accordingly, the results of operations for AAC prior to the acquisition are not comparable to results for subsequent periods.

Fiscal Year-End

The Company uses a 52/53-week fiscal year ending on the last Saturday of August. All fiscal years presented in the consolidated financial statements were 52-week fiscal years.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with maturities of three months or less at the date of purchase.

Allowance for Doubtful Accounts

The Company makes estimates of potentially uncollectible customer accounts receivable. The Company believes that its credit risk for these receivables is limited because of its large number of customers and the relatively small account balances for most of its customers. The Company evaluates the adequacy of the allowance on a periodic basis. The evaluation includes historical loss experience, length of time receivables are past due, adverse situations that may affect a customer’s ability to repay and prevailing economic conditions. The Company makes adjustments to the allowance balance if the evaluation of allowance requirements differs from the actual aggregate reserve. This evaluation is inherently subjective and estimates may be revised as more information becomes available. On the consolidated balance sheet, the allowance for doubtful accounts also includes an allowance for product returns.

Allowances deducted from asset accounts were as follows:

AAC Group Holding Corp.	Balance at Beginning of Period	Charged to Costs and Expenses	Other	Write-offs	Balance at End of Period
Allowance for doubtful accounts and product returns
Year ended August 27, 2005	$2,862	$7,050	$99	$(7,217)	$2,794

American Achievement Corporation	Balance at Beginning of Period	Charged to Costs and Expenses	Other	Write-offs	Balance at End of Period
Allowance for doubtful accounts and product returns
Year ended August 27, 2005 (Successor)	$2,862	$7,050	$99	$(7,217)	$2,794
March 26, 2004—August 28,2004 (Successor)	3,098	3,790	124	(4,150)	2,862

August 31, 2003—March 25, 2004 (Predecessor)	3,242	3,445	(160)	(3,429)	3,098
Year ended August 30, 2003 (Predecessor)	3,525	7,178	145	(7,606)	3,242

Inventories

Inventories, which include raw materials, labor and manufacturing overhead and finished goods, are stated at the lower of cost or market using the first-in, first-out (FIFO) method, net of allowance for obsolete inventory.

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

Sales Representative Advances and Related Reserve

The Company advances commissions to independent sales representatives as prepaid commissions against anticipated earnings. Such amounts are repaid by the independent sales representatives through earned commissions on product sales. The Company provides reserves to cover those amounts which it estimates to be uncollectible. These amounts are included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

The Company advances commissions to new sales representatives that are developing sales territories and makes payments to predecessor sales representatives on behalf of successor sales representatives. Such amounts are repaid by the sales representatives through earned commissions on product sales. The Company provides reserves to cover those amounts that it estimates to be uncollectible.

Reserves deducted from asset accounts were as follows:

AAC Group Holding Corp.	Balance at Beginning of Period	Charged to Costs and Expenses	Write-offs(1)	Balance at End of Period
Reserve on sales representative advances
Year ended August 27, 2005	$2,383	$1,794	$(1,641)	$2,536

American Achievement Corporation	Balance at Beginning of Period	Charged to Costs and Expenses	Write-offs(1)	Balance at End of Period
Reserve on sales representative advances
Year ended August 27, 2005 (Successor)	$2,383	$1,794	$(1,641)	$2,536
March 26, 2004—August 28, 2004 (Successor)	2,254	1,205	(1,076)	2,383

August 31, 2003—March 25, 2004 (Predecessor)	2,516	813	(1,075)	2,254
Year ended August 30, 2003 (Predecessor)	2,843	2,335	(2,662)	2,516

(1)	Represents principally write-offs of terminated sales representative amounts and forgiveness of amounts by the Company

Property, Plant and Equipment

Property, plant and equipment are stated at historical cost for the predecessor period through March 25, 2004, at which time AAC adjusted property and equipment to fair value in accordance with purchase accounting. Property, plant and equipment are stated net of accumulated depreciation. Maintenance, repairs and minor replacements are charged against operations as incurred; major replacements and betterments are capitalized at cost. The cost of assets sold or retired and the related accumulated depreciation are removed from the accounts at the time of disposition, and any resulting gain or loss is reflected in operating results for the period. Depreciation is provided principally using the straight-line method based on estimated useful lives of the assets as follows:

Description	Useful Life
Buildings and improvements	10 to 25 years
Tools and dies	8 years
Machinery and equipment	2 to 10 years
Leasehold improvements	Shorter of useful life or term of lease

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

Goodwill and Other Intangible Assets

Goodwill and other intangible assets are originally recorded at their fair values at the date of acquisition. Goodwill and indefinite-lived intangibles are no longer amortized, but are tested annually for impairment, or more frequently if impairment indicators occur. Definite-lived intangibles are amortized over their estimated useful lives and are evaluated for impairment annually, or more frequently if impairment indicators are present, using a process similar to that used to test other long-lived assets for impairment.

Impairment of Long-lived Assets

Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” requires an entity to review long-lived tangible and intangible assets with definite lives for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of its carrying amount to future undiscounted cash flows the assets are expected to generate. If long-lived assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds its fair market value and is recorded in the period the determination was made. In applying SFAS 144, assets are grouped and evaluated at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of impairment. If the carrying amount of the asset exceeds expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value, generally measured by discounting expected future cash flows at the rate it utilizes to evaluate potential investments.

Customer Deposits

Amounts received from customers in the form of cash down payments to purchase goods are recorded as a liability until the goods are delivered.

Income Taxes

In accordance with SFAS No. 109, “Accounting for Income Taxes,” deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are recognized net of any valuation allowance. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

Fair Value of Financial Instruments

The Company’s financial instruments consist primarily of cash and cash equivalents, accounts receivable, bank overdraft, accounts payable and long-term debt (including current maturities). The carrying amounts of the Company’s cash and cash equivalents, accounts receivable, bank overdraft and accounts payable approximate fair value due to their short-term nature. The fair value of the Company’s long-term debt approximates the recorded amount based on current rates available to the Company for debt with the same or similar terms.

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

Stock-Based Compensation

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148 (“SFAS 148), “Accounting for Stock-Based Compensation-Transition and Disclosure an amendment of FASB Statement No. 123.” The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees” and complies with the disclosure provisions of SFAS 123, as amended by SFAS 148.

Had compensation expense for the employee stock plans been determined based on the fair value at the grant date for options granted in the period August 31, 2003 to March 25, 2004 and the fiscal year ended 2003 consistent with the provisions of SFAS 123, as amended by SFAS 148, the pro forma net income (loss) for AAC would have been reported as follows:

	(Predecessor)
	For the period August 31, 2003— March 25, 2004	For the year ended August 30, 2003
Net income (loss)	$(4,583)	$10,766
Less: stock-based compensation expense, net of related taxes	11	30

Net income (loss)—pro forma	$(4,594)	$10,736

The Company did not have any options outstanding during the fiscal year ended August 27, 2005. AAC did not have any options outstanding during the period March 26, 2004 to August 28, 2004.

The fair value of each option grant was estimated at the date of grant for the period August 31, 2003 to March 25, 2004 and for the fiscal year ended August 30, 2003, using the following assumptions:

	(Predecessor)
	For the period August 31, 2003 to March 25, 2004	For the year ended August 30, 2003
Risk-free interest rate	3.93%	3.93%
Expected life	10 years	10 years
Volatility	25%	25%
Dividend yield	—	—

Revenue Recognition and Warranty Costs

The Company’s revenues from product sales are generally recognized at the time the product is shipped, the risks and rewards of ownership have passed to the customer and collectibility is reasonably assured. The Company’s stated shipping terms are FOB shipping point. Provisions for sales returns, warranty costs and rebate expenses are recorded at the time of sale based upon historical information and current trends.

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

The Company’s accounting method for recognizing revenue and related gross profit on class ring sales through independent sales representatives, along with commissions to independent sales representatives that are directly related to the revenue, is to defer the revenue until the independent sales representative delivers the product to the Company’s end customer.

The Company recognizes revenues on its publishing operations based upon the completed contract method, when the products are shipped.

Provisions for warranty costs related to the Company’s products, sales returns and uncollectible amounts are recorded based on historical information and current trends.

Product warranty liabilities were as follows:

AAC Group Holding Corp.	Balance at Beginning of Period	Charged to Costs and Expenses (accruals)	Claims	Balance at End of Period
Accrued ring repair liability
Year ended August 27, 2005	$1,210	$808	$(836)	$1,182

American Achievement Corporation	Balance at Beginning of Period	Charged to Costs and Expenses (accruals)	Claims	Balance at End of Period
Accrued ring repair liability
Year ended August 27, 2005 (Successor)	$1,210	$808	$(836)	$1,182
March 26, 2004—August 28, 2004 (Successor)	1,500	347	(637)	1,210

August 31, 2003—March 25, 2004 (Predecessor)	1,500	461	(461)	1,500
Year ended August 30, 2003 (Predecessor)	1,520	706	(726)	1,500

Seasonality

The seasonal nature of the Company’s various businesses tends to be tempered by its broad product mix. Class ring sales are highest during October through December, with most orders made for delivery to students before the winter holiday season. Graduation product sales are predominantly made during February through April prior to the April through June graduation season. Yearbook sales are highest during the months of May through June, as yearbooks are typically shipped prior to each school’s summer break. The Company’s recognition and affinity product line sales are also seasonal. The majority of the Company’s achievement publications are shipped in November and August of each year. The remaining recognition and affinity product line sales are highest during the winter holiday season and in the period leading up to Mother’s Day.

As a result of the foregoing, the Company has historically experienced operating losses during its fourth fiscal quarter, which includes the summer months when school is not in session, thus reducing related shipment of products. In addition, the Company’s working capital requirements tend to exceed its operating cash flows from April through August.

Concentration of Credit Risk

Credit is extended to certain industries, such as educational and retail, which may be affected by changes in economic or other external conditions. The Company’s policy is to manage its exposure to credit risk through credit approvals and limits.

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

Shipping and Handling Fees

In accordance with Emerging Issues Task Force (EITF) Issue No. 00-10, “Accounting for Shipping and Handling Fees and Costs,” the Company recognizes as revenue amounts billed to customers related to shipping and handling, with the related expense recorded as a component of cost of sales.

Supplier Concentration

The Company purchases substantially all synthetic and semi-precious stones from a single supplier located in Germany.

Advertising

The Company expenses advertising costs as incurred; however in accordance with AICPA Statement of Position 93-7 “Reporting on Advertising Costs” the Company defers certain advertising costs until the first time the advertising takes place. These deferred advertising costs are included in prepaid expenses and other current assets.

Selling, general and administrative expenses for the Company include advertising expenses of $5,999 for the year ended August 27, 2005.

Selling, general and administrative expenses for AAC include advertising expenses of $2,446 for the period from March 26, 2004 to August 28, 2004, $5,260 for the period August 31, 2003 to March 25, 2004 and $7,204 for the year ended August 30, 2003.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Recent Accounting Pronouncements

In May 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) 106-2 as a result of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Medicare Subsidy Act”). The Medicare Subsidy Act entitles employers who provide certain prescription drug benefits for retirees to receive a federal subsidy beginning in calendar 2006, thereby creating the potential for significant benefit cost savings. FSP 106-2 requires companies to record the amount expected to be received under the Medicare Subsidy Act as an actuarial gain, to the extent the related post-retirement medical plan’s total unrecognized actuarial gains or losses exceed certain thresholds, to be amortized into income over time. During the first quarter of fiscal 2005, the Company adopted the provisions of this pronouncement and recorded a reduction of service costs for fiscal 2005 of $93 as a component of net postretirement health care costs attributable to current services and a reduction of $537 in the accumulated postretirement benefit obligation.

In November 2004, FASB issued SFAS No. 151 “Inventory Costs, an Amendment of ARB No. 43 Chapter 4” (“FAS 151”). FAS 151 requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling be recognized as current-period charges rather than being included in inventory regardless

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

of whether the costs meet the criterion of abnormal as defined in ARB 43. FAS 151 is applicable for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company will adopt this standard beginning the first quarter of fiscal year 2006 and does not believe the adoption will have a material impact on its financial statements as such costs have historically been expensed as incurred.

In December 2004, FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets-an amendment of APB Opinion No. 29” which addresses the measurement of exchanges of nonmonetary assets and eliminates the exception from fair value accounting nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of an entity are expected to change significantly as a result of the exchange. This statement is effective for the Company beginning the first quarter of fiscal year 2006 and the Company does not expect it to have a significant impact on its financial statements.

In December 2004, FASB issued SFAS No. 123 (Revised 2004) “Share-Based Payment: an Amendment of FASB Statements No. 123 and 95” (FAS 123R”). FAS 123R sets accounting requirements for “share-based” compensation to employees, requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees and disallows the use of the intrinsic value method of accounting for stock compensation. FAS 123R is applicable for all interim and annual periods for fiscal years beginning after June 15, 2005. This statement is effective for the Company beginning the first quarter of fiscal year 2006 and the Company does not expect it to have a significant impact on its financial statements.

2.	Merger

On March 25, 2004, AAC Acquisition Corp., a wholly owned subsidiary of AAC Holding Corp., merged with and into AAC (the “Merger”), with AAC continuing as the surviving corporation and a wholly-owned subsidiary of AAC Holding Corp. AAC Holding Corp. is a wholly owned subsidiary of Group Holdings. The Merger was financed by a cash equity investment by an investor group led by Fenway Partners Capital Fund II, L.P., borrowings under AAC’s senior secured credit facility and the issuance of $150.0 million aggregate principal amount of AAC’s 8.25% senior subordinated notes due 2012 (the “8.25% Notes”).

Beginning on March 25, 2004, AAC accounted for the Merger as a purchase in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) 141, “Business Combinations,” which results in a new valuation of AAC’s assets and liabilities based upon the fair values as of the date of the Merger. As required under SEC Staff Accounting Bulletin No. 54, “Push Down Basis of Accounting Required in Certain Limited Circumstances,” AAC has reflected all applicable purchase accounting adjustments in the consolidated financial statements covering periods subsequent to the Merger. As required, AAC established a new basis for assets and liabilities based on the amount paid for ownership at March 25, 2004. Accordingly, the purchase price of $419.2 million was allocated to the assets and liabilities based on their relative fair values.

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

AAC estimated the fair value of its assets and liabilities, including intangible assets and property, plant and equipment, as of the Merger date and utilized information available at the time, including outside third party appraisals.

AAC allocated the purchase price in the Merger as follows:

Current assets	$123,407
Property, plant and equipment	78,301
Goodwill	181,361
Intangible assets	157,928
Other assets	15,390
Current liabilities	(116,102)
Deferred income taxes	(12,043)
Other long-term liabilities	(9,042)

Total purchase price	$419,200

As a result of the Merger, AAC has reflected pre-Merger periods (“Predecessor”) for results of operations prior to March 25, 2004 and post-Merger periods (“Successor”) for results of operations subsequent to March 25, 2004 in its consolidated financial information and statements.

During the period from March 26, 2004 to August 28, 2004, AAC recognized in its consolidated statements of operations approximately $6.4 million of excess purchase price allocated to inventory as cost of sales and approximately $4.3 million of additional amortization expense of intangible assets as selling, general and administrative expenses, all as compared to its historical basis of accounting prior to the Merger.

3.	Comprehensive Income (Loss)

Unrecognized losses on accrued minimum pension liabilities are included in other comprehensive income (loss). The following amounts were included in determining comprehensive income (loss) for the year ended August 27, 2005, periods March 26, 2004 to August 28, 2004 and August 31, 2003 to March 25, 2004 and year ended August 30, 2003.

	AAC Group Holding Corp.	American Achievement Corporation
	For the year ended August 27, 2005	(Successor) For the year ended August 27, 2005	(Successor) For the period March 26, 2004— August 28, 2004	(Predecessor) For the period August 31, 2003— March 25, 2004	(Predecessor) For the year ended August 30, 2003
Net income (loss)	$1,812	$6,707	$6,466	$(4,583)	$10,766
Adjustment in minimum pension liability (net of tax impact)	(956)	(956)	—	40	(3,017)

Total comprehensive income (loss)	$856	$5,751	$6,466	$(4,543)	$7,749

In conjunction with the Merger, AAC reset its comprehensive income (loss) balance to $0 for purchase accounting treatment.

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

4.	Significant Acquisitions

Effective January 30, 2004, AAC acquired the assets of C-B Graduation Announcements, LLC, a producer of personalized graduation announcements and related accessories (the “C-B Graduation Announcements Acquisition”). The maximum purchase price payable in connection with this acquisition was approximately $5.9 million in cash, of which approximately $5.0 million was paid at closing (including $1.0 million placed in escrow), with the escrowed amount and balance of the purchase price to be paid pending a post-closing purchase price adjustment. The C-B Graduation Announcements Acquisition was accounted for using the purchase method of accounting. Pro forma results of operations have not been presented since the effect of the C-B Graduation Announcements Acquisition on AAC’s financial position and results of operations is not material.

5.	Inventories, Net

A summary of inventories, net is as follows:

	AAC Group Holding Corp.	American Achievement Corporation
	August 27, 2005	August 27, 2005	August 28, 2004
Raw materials	$9,022	$9,022	$8,853
Work in process	6,306	6,306	7,380
Finished goods	7,098	7,098	6,978
Less—Reserves	(205)	(205)	(188)

	$22,221	$22,221	$23,023

The Company’s cost of sales includes depreciation and amortization of $9,222 for the year ended August 27, 2005. For AAC, cost of sales included depreciation and amortization of $3,878 for the period from March 26, 2004 to August 28, 2004 and $5,062 for the period from August 31, 2003 to March 25, 2004 and $8,955 for the fiscal year ended 2003.

Under the Company’s gold consignment financing arrangement, the Company has the ability to have on consignment the lowest of the dollar value of 27,000 troy ounces of gold, $14.2 million or a borrowing base, determined based upon a percentage of gold located at the Company’s facilities and other approved locations, as specified by the agreement. The Company expensed consignment fees of $342 for the year ended August 27, 2005. AAC expensed consignment fees of $180 for the period from August 31, 2003 to March 25, 2004 and $161 for the period from March 26, 2004 to August 28, 2004 and $319 for the year ended August 30, 2003. Under the terms of the consignment arrangement, the Company does not own the consigned gold nor does it have risk of loss related to such inventory until the money is received by the bank from the Company in payment for the gold purchased. Accordingly, the Company does not include the value of consigned gold in its inventory or the corresponding liability for financial statement purposes. As of August 27, 2005, the Company held approximately 17,070 ounces of gold valued at approximately $7.5 million on consignment. As of August 28, 2004, AAC held approximately 19,460 ounces of gold valued at approximately $7.9 million on consignment. The gold consignment agreement does not have a stated period and it can be terminated by either party upon 60 days written notice.

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

6.	Prepaid Expenses and Other Current Assets, Net

Prepaid expenses and other current assets, net consist of the following:

	AAC Group Holding Corp.	American Achievement Corporation
	August 27, 2005	August 27, 2005	August 28, 2004
Sales representative advances	$12,705	$12,705	$12,247
Less—reserve on sales representative advances	(2,536)	(2,536)	(2,383)
Deferred publication and ring costs	4,212	4,212	7,174
Prepaid advertising and promotional materials	3,578	3,578	5,276
Other	4,826	4,826	3,916

	$22,785	$22,785	$26,230

Included in the Company’s other current assets as of August 27, 2005 is approximately $402 paid for options to purchase gold. The outstanding options at August 27, 2005, expire in various amounts through May 31, 2006. The Company carries these gold options at cost. Included in AAC’s other current assets as of August 28, 2004 is approximately $596 paid for options to purchase gold.

7.	Property, Plant and Equipment, Net

Property, plant and equipment, net consist of the following:

	AAC Group Holding Corp.	American Achievement Corporation
	August 27, 2005	August 27, 2005	August 28, 2004
Land	$9,550	$9,550	$9,550
Buildings and improvements	8,184	8,184	7,752
Tools and dies	21,933	21,933	20,216
Machinery and equipment	49,145	49,145	40,091
Construction in progress	5,864	5,864	4,357

Total	94,676	94,676	81,966
Less—accumulated depreciation	(18,733)	(18,733)	(5,401)

Property, plant and equipment, net	$75,943	$75,943	$76,565

The Company’s depreciation expense recorded in the accompanying consolidated statements of operations was $13,415 for the year ended August 27, 2005. For AAC, depreciation expense recorded in the accompanying consolidated statements of operations was $5,401 for the period March 26, 2004 to August 28, 2004 and $7,406 for the period August 31, 2003 to March 25, 2004 and $12,568 for the year ended August 30, 2003.

8.	Goodwill and Other Intangible Assets

Goodwill

The Company accounts for its long-lived assets with indefinite lives under Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” or SFAS No. 142. Under SFAS No. 142

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

the Company is required to test goodwill and intangible assets with indefinite lives for impairment annually, or more frequently if impairment indicators occur. The impairment test requires management to make judgments in connection with identifying reporting units, assigning assets and liabilities to reporting units and determining fair value of each reporting unit. Significant judgments required to estimate the fair value of reporting units include projecting future cash flows, determining appropriate discount rates and other assumptions. The projections are based on historical performance and future estimated results. As of the Merger, a third party valuation, among other factors, was used by management, in formulating other intangible assets values and the residual goodwill.

The changes in the net carrying amount of goodwill were as follows:

	Fiscal Year Ended August 27, 2005
AAC Group Holdings Corp.	Class Rings	Yearbooks	Graduation Products	Achievement Publications	Other	Total
Balance at beginning of period	$71,033	$64,551	$22,996	$11,569	$11,931	$182,080
Finalization of previously estimated taxes and transaction costs associated with professional services in connection with the Merger	759	690	246	124	127	1,946

Balance at end of period	$71,792	$65,241	$23,242	$11,693	$12,058	$184,026

	Fiscal Year Ended August 27, 2005 (Successor)
American Achievement Corporation	Class Rings	Yearbooks	Graduation Products	Achievement Publications	Other	Total
Balance at beginning of period	$71,033	$64,551	$22,996	$11,569	$11,931	$182,080
Finalization of previously estimated taxes and transaction costs associated with professional services in connection with the Merger	759	690	246	124	127	1,946

Balance at end of period	$71,792	$65,241	$23,242	$11,693	$12,058	$184,026

	For the Period March 26, 2004 to August 28, 2004 (Successor)
American Achievement Corporation	Class Rings	Yearbooks	Graduation Products	Achievement Publications	Other	Total
Balance at beginning of period	$65,780	$60,610	$17,915	$10,576	$11,563	$166,444
Purchase accounting adjustments	5,253	3,941	5,081	993	368	15,636

Balance at end of period	$71,033	$64,551	$22,996	$11,569	$11,931	$182,080

	For the Period August 31, 2003 to March 25, 2004 (Predecessor)
American Achievement Corporation	Class Rings	Yearbooks	Graduation Products	Achievement Publications	Other	Total
Balance at beginning of period	$65,630	$57,420	$17,862	$10,297	$10,850	$162,059
Goodwill acquired during the period	150	3,190	53	279	713	4,385

Balance at end of period	$65,780	$60,610	$17,915	$10,576	$11,563	$166,444

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

Other Intangible Assets

Other intangible assets consisted of the following:

AAC Group Holding Corp.	Estimated Useful Life	Gross Asset	Accumulated Amortization	Net Asset
At August 27, 2005
Trademarks	Indefinite	$50,095	$—	$50,095
Deferred financing costs and other	7 to 8 years	14,620	(2,475)	12,145
Patents	14 to 17 years	7,317	(629)	6,688
Customer lists and distribution contracts	3 to 12 years	100,516	(16,179)	84,337

		$172,548	$(19,283)	$153,265

American Achievement Corporation	Estimated Useful Life	Gross Asset	Accumulated Amortization	Net Asset
At August 27, 2005
Trademarks	Indefinite	$50,095	$—	$50,095
Deferred financing costs and other	7 to 8 years	11,112	(2,120)	8,992
Patents	14 to 17 years	7,317	(629)	6,688
Customer lists and distribution contracts	3 to 12 years	100,516	(16,179)	84,337

		$169,040	$(18,928)	$150,112

At August 28, 2004
Trademarks	Indefinite	$50,095	$—	$50,095
Deferred financing costs and other	7 to 8 years	11,112	(624)	10,488
Patents	14 to 17 years	7,317	(185)	7,132
Customer lists and distribution contracts	3 to 12 years	100,516	(4,758)	95,758

		$169,040	$(5,567)	$163,473

For Group Holdings, total amortization on other intangible assets was $13,716 for the year ended August 27, 2005, of which amortization on deferred financing costs is recorded as interest expense and amortization on patents and customer lists and distribution contracts is recorded as amortization expense. Estimated annual amortization expense for fiscal year ended 2006 is approximately $13.8 million, declining to approximately $11.9 million for fiscal year ended 2010.

For AAC, total amortization on other intangible assets was $13,361 for the year ended August 27, 2005, $5,567 for the period March 26, 2004 to August 28, 2004 and $2,156 for the period August 31, 2003 to March 25, 2004 and $3,361 for the year ended August 30, 2003, of which amortization on deferred financing costs is recorded as interest expense and amortization on patents and customer lists and distribution contracts is recorded as amortization expense. Estimated annual amortization expense for fiscal year ended 2006 is approximately $13.4 million, declining to approximately $11.4 million for fiscal year ended 2010.

The increase in goodwill and other intangible assets is predominantly attributable to the effect of purchase accounting in connection with the merger as discussed in Note 2. In addition, AAC acquired the net assets of C-B Graduation Announcements in January 2004 for $5.0 million in cash. The purchase price allocation was $0.6 million to net tangible assets and $4.4 million to goodwill. Acquisitions are accounted for as purchases and, accordingly, have been included in AAC’s consolidated results of operations since the acquisition date.

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

9.	Accrued Expenses

Accrued expenses consists of the following:

	AAC Group Holding Corp.	American Achievement Corporation
	August 27, 2005	August 27, 2005	August 28, 2004
Commissions and royalties	$7,896	$7,896	$9,005
Compensation and related costs	6,683	6,683	7,744
Accumulated pension and post retirement benefit cost	4,984	4,984	4,875
Accrued sales and property taxes	1,332	1,332	1,795
Accrued workman’s compensation and medical claims	1,058	1,058	1,751
Capital lease obligations, short term	1,250	1,250	1,230
Other	3,060	3,049	3,414

	$26,263	$26,252	$29,814

10.	Long-term Debt

Long-term debt consists of the following:

	AAC Group Holding Corp.	American Achievement Corporation
	August 27, 2005	August 27, 2005	August 28, 2004
10.25% Senior discount notes due 2012 (net of unamortized discount of $34,844)	$96,656	$—	$—
8.25% Senior subordinated notes due 2012	150,000	150,000	150,000
11.625% Senior unsecured notes due 2007 (net of unamortized discount of $30)	—	—	6,045
Senior secured credit facility
Revolving credit facility due 2010	—	—	—
Term loan due 2011	139,120	139,120	154,613

Total	385,776	289,120	310,658
Less current portion of long-term debt	(1,409)	(1,409)	(1,550)

Total long-term debt	$384,367	$287,711	$309,108

10.25% Senior Discount Notes

On November 16, 2004 Group Holdings issued the 10.25% Notes. The net proceeds of this offering were used as a distribution to stockholders through the repurchase of shares of Group Holdings’ common stock from its stockholders. Group Holdings was formed on November 8, 2004 and has no operations separate from its ownership in AAC. Interest accrues on the 10.25% Notes in the form of an increase in the accreted value of the notes prior to October 1, 2008. Thereafter, cash interest on the 10.25% Notes will accrue and be payable semiannually in arrears on April 1 and October 1 of each year, commencing April 1, 2009 at a rate of 10.25% per annum. Group Holdings has no operating assets or liabilities other than its investment in AAC.

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

At any time on or after October 1, 2008, Group Holdings may redeem the 10.25% Notes, in whole or in part, at a redemption price equal to 100% of the principal amount plus a premium, declining ratably to par, plus accrued and unpaid interest. At any time on or prior to October 1, 2007, Group Holdings may redeem up to 35% of the aggregate accreted value of the 10.25% Notes with the proceeds of qualified equity offerings at a redemption price equal to 110.25% of the accreted value.

If a change in control as defined in the indenture relating to the 10.25% Notes occurs prior to October 1, 2008, Group Holdings must give the holders of the 10.25% Notes the opportunity to sell their 10.25% Notes to Group Holdings at 101% of the accreted value of the 10.25% Notes, plus accrued interest. If a change in control as defined in the indenture relating to the 10.25% Notes occurs following October 1, 2008, Group Holdings must give the holders of the 10.25% Notes the opportunity to sell their 10.25% Notes to Group Holdings at 101% of the aggregate principal amount at maturity of the 10.25% Notes, plus accrued interest.

Additionally, the terms of the 10.25% Notes limit Group Holdings’ ability to, among other things, incur additional indebtedness, dispose of assets, make acquisitions, make other investments, pay dividends and make various other payments. The terms also include cross-default provisions to the indenture governing the 8.25% Notes and the Senior Credit Facility (as defined below). As of August 27, 2005, Group Holdings was in compliance with all such provisions.

8.25% Senior Subordinated Notes

On March 25, 2004, AAC issued $150 million of the 8.25% Notes. The 8.25% Notes bear interest at a stated rate of 8.25%. The 8.25% Notes are unsecured senior subordinated obligations and are subordinated in right of payment to all of AAC’s existing and future senior indebtedness, including obligations under the Company’s Senior Credit Facility (as defined below), pari passu in right of payment with any of the Company’s future senior subordinated indebtedness and senior in right of payment to any of the Company’s future subordinated indebtedness. The 8.25% Notes are guaranteed by certain of the Company’s existing domestic subsidiaries (non guarantor subsidiaries are minor), and will be guaranteed by certain of the Company’s future domestic subsidiaries. The guarantees are subordinated in right of payment to all existing and future senior indebtedness of the applicable guarantor, pari passu in right of payment with any future senior subordinated debt of such guarantor and senior in right of payment to any future subordinated indebtedness of such guarantor.

The Company may not redeem the 8.25% Notes until on or after April 1, 2008, except that the Company, in connection with certain equity offerings, may redeem up to 35 percent of the 8.25% Notes before the third anniversary of the issue date of the 8.25% Notes as long as (a) the Company pays a specified percentage of the principal amount of the 8.25% Notes, plus interest, (b) the Company redeems the 8.25% Notes within 90 days of completing a public equity offering and (c) at least 65 percent of the aggregate principal amount of the 8.25% Notes originally issued remains outstanding afterward.

If a change in control as defined in the indenture relating to the 8.25% Notes occurs, the Company must give the holders of the 8.25% Notes the opportunity to sell their 8.25% Notes to the Company at 101 percent of the principal amount of the 8.25% Notes, plus accrued interest.

The 8.25% Notes contain customary negative covenants and restrictions on actions by the Company and its subsidiaries including, without limitation, restrictions on additional indebtedness, investments, asset dispositions outside the ordinary course of business, liens, and transactions with affiliates, among other restrictions (as defined in the indenture governing the 8.25% Notes). In addition, the 8.25% Notes contain covenants, which

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

restrict the declaration or payment of dividends by the Company and/or its subsidiaries (as defined in the indenture governing the 8.25% Notes). The Company was in compliance with the 8.25% Notes covenants as of August 27, 2005.

11.625% Senior Unsecured Notes

On February 20, 2002, AAC issued $177 million of senior unsecured notes (the “Unsecured Notes”) due in 2007. The Unsecured Notes bear interest at a stated rate of 11.625%. The Unsecured Notes were issued at a discount of 0.872% resulting in net proceeds of approximately $175.5 million before considering financing costs. The effective rate of the Unsecured Notes after discount is approximately 13.0%. The Unsecured Notes rank pari passu with AAC’s existing and future senior indebtedness, including obligations under AAC’s Senior Credit Facility (as defined below). The Unsecured Notes are guaranteed by AAC’s domestic subsidiaries (non guarantor subsidiaries are minor), and the guarantees rank pari passu with future senior debt of AAC and its subsidiaries. The Unsecured Notes and the guarantees on the Unsecured Notes are effectively subordinated to any of AAC’s secured debt.

On March 25, 2004, as discussed in Note 2, pursuant to the debt tender offer for the Unsecured Notes, AAC retired $170.9 million of outstanding Unsecured Notes for an aggregate $193.8 million and eliminated substantially all of the restrictive covenants associated with such notes.

On May 15, 2005, the Company redeemed the remaining outstanding $6.1 million of Unsecured Notes. In accordance with the indenture governing the Unsecured Notes, the redemption price was 105.813% of the principal amount of notes redeemed, plus accrued and unpaid interest.

11% Senior Subordinated Notes

Commemorative Brands, Inc.’s (“CBI”) 11% Notes were scheduled to mature on January 15, 2007. On March 25, 2004, as discussed in Note 2, AAC redeemed all of the outstanding 11% Notes for an aggregate of $42.1 million. The tender for the $177.0 million Unsecured Notes and the $41.4 million 11% Notes was the direct result of the Merger. The consummation of the Merger was subject to the consent and a debt tender offer to acquire these notes. The subsequent tender offer costs and early redemption expenses of the debt directly related to the cost of the transaction and was included as part of the purchase price.

Senior Secured Credit Facility

In conjunction with the consummation of the Merger, on March 25, 2004, AAC entered into a $195.0 million senior credit facility (the “Senior Credit Facility”) which includes a $155.0 million term loan and up to $40.0 million available under a revolving credit facility. The Senior Credit Facility is secured by a first priority security interest in all existing and after-acquired assets of AAC, and certain of AAC’s direct and indirect domestic subsidiaries’ existing and after-acquired assets, including, without limitation, real property and all of the capital stock owned by AAC Holding Corp. and certain of AAC’s direct and indirect domestic subsidiaries (including certain capital stock of their direct foreign subsidiaries only to the extent permitted by applicable law). As of August 27, 2005, assets of AAC subject to lien under the Senior Credit Facility were approximately $322.7 million. All of AAC’s obligations under the Senior Credit Facility are fully and unconditionally guaranteed by AAC Holding Corp. and certain of AAC’s direct and indirect domestic subsidiaries.

The term loan of the Senior Credit Facility is due in March 2011. Quarterly payments of $352 are made through 2011. The term loan of the Senior Credit Facility has an interest rate based on the prime rate, plus points based on a calculated leverage ratio. The weighted average interest rate on the term loan of the Senior Credit Facility was approximately 6.0% at August 27, 2005.

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

During the year ended August 27, 2005, the Company paid down $15.5 million of the term loan of the Senior Credit Facility, of which $1.5 million were four mandatory quarterly payments.

The revolving credit facility matures in March 2010. Availability under the revolving credit facility is restricted to a total revolving commitment of $40 million as defined in the credit agreement governing the Senior Credit Facility. Availability under the revolving credit facility as of August 27, 2005 was approximately $38.1 million with $1.9 million in letters of credit outstanding.

Advances under the revolving credit facility may be made as base rate loans or LIBOR loans at AAC’s election (except for the initial loans which were base rate loans). Interest rates payable upon advances are based upon the base rate or LIBOR depending on the type of loan AAC chooses, plus an applicable margin based upon a consolidated leverage ratio of certain outstanding indebtedness to EBITDA (net income (loss) before interest expense, income taxes, depreciation and amortization) to be calculated in accordance with the terms specified in the credit agreement governing the Senior Credit Facility.

The Senior Credit Facility and the indenture governing the 8.25% Notes each contain restrictions on the ability of AAC to pay dividends and make certain other payments to AAC Holding Corp. Pursuant to each arrangement, AAC may, subject to certain limitations, pay dividends or make such payments in connection with (i) repurchases of certain capital stock of AAC Holding Corp. and (ii) the payment by AAC Holding Corp. of taxes, costs and other expenses required to maintain its legal existence and legal, accounting and other overhead costs in the ordinary course of business.

AAC was in compliance with the Senior Credit Facility’s covenants as of August 27, 2005.

Long-term debt outstanding as of August 27, 2005 matures as follows:

Fiscal year ending	AAC Group Holding Corp. Amount maturing	American Achievement Corporation Amount maturing
2006	$1,409	$1,409
2007	1,409	1,409
2008	1,409	1,409
2009	1,409	1,409
2010	1,409	1,409
Thereafter	378,731	282,075

Total	385,776	289,120
Less current portion of long-term debt	(1,409)	(1,409)

	$384,367	$287,711

Group Holdings’ weighted average interest rate on debt outstanding as of August 27, 2005 was 7.7%.

AAC’s weighted average interest rate on debt outstanding as of August 27, 2005 and August 28, 2004 was 6.9% and 10.1%, respectively.

The Company’s management believes the carrying amount of long-term debt approximates fair value within 1.5% as of August 27, 2005 and August 28, 2004, based upon its analysis of current rates offered for debt with the same or similar debt terms.

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

11.	Commitments and Contingencies

Leases

Certain Company facilities and equipment are leased under agreements expiring at various dates through 2018. The Company’s commitments under the noncancellable portion of all operating and capital leases for each of the five years ending after August 27, 2005 and thereafter are approximately as follows:

Fiscal year ending	Operating Expense	Capital
2006	$2,101	$1,349
2007	1,577	1,332
2008	1,063	174
2009	514	—
2010	376	—
Thereafter	1,887	—
Interest	—	(139)

	$7,518	$2,716

Some of the Company’s rental property leases contain options to renew the leased space for periods up to an additional ten years.

For the Company, lease and rental expense included in the accompanying consolidated statements of operations was $3,316 for the year ended August 27, 2005. The total balance of gross capital lease assets is $5,022 as of August 27, 2005 with accumulated depreciation of $839 and $284. Capital lease assets are carried on the balance sheet under machinery and equipment, net and their corresponding liabilities are carried under accrued expenses (short-term portion) and other long-term liabilities (long-term portion). Capital lease liabilities are $2,716 as of August 27, 2005.

For AAC, lease and rental expense included in the accompanying consolidated statements of operations was $1,407 for the period March 26, 2004 to August 28, 2004 and $2,506 for the period August 31, 2003 to March 25, 2004 and $3,931 for the year ended August 30, 2003. The total balance of gross capital lease assets was $5,022 as of August 28, 2004, with accumulated depreciation of $284. Capital lease assets are carried on the balance sheet under machinery and equipment, net and their corresponding liabilities are carried under accrued expenses (short-term portion) and other long-term liabilities (long-term portion). Capital lease liabilities were $3,945 as of August 28, 2004.

Pending Litigation

On February 11, 2004, Frederick Goldman, Inc. (the “Licensee”) filed an arbitration claim against the AAC’s subsidiary, CBI, for an unspecified monetary amount alleging, among other things, that CBI had improperly attempted to convert an exclusive license CBI granted to the Licensee to a non-exclusive license. The arbitration proceedings have concluded with the arbitrator ruling that the Licensee has an exclusive license. In addition, on February 10, 2004, the Licensee commenced a lawsuit in federal district court in New York against CBI alleging that CBI breached the license agreement by granting third parties rights in violation of the Licensee’s exclusive rights under the license agreement. The district court claim seeks injunctive and monetary relief. The Licensee has not specified the exact amount of monetary relief it seeks, but has asked for an amount

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

not less than $10.0 million. Trial in this action is currently scheduled to commence in or about February 2007. The Company is presently unable to assess the likelihood of an adverse judgment or assess the likely range of possible loss to the Company.

On August 2, 2004, AAC’s subsidiary Taylor Publishing filed a motion in United States Bankruptcy Court, Eastern District of Virginia, Norfolk Division, Case No. 03-75562-SCS to recover certain data and documents pursuant to a teleservices contract between Taylor Publishing and Abacus Communications, LC, or Abacus, the chapter 11 debtor. Subsequent to court approval of Abacus turning over the documents and data requested, Abacus filed a counterclaim against Taylor Publishing for approximately $840,000 plus interest for unpaid billings that it claims are owed under the teleservices contract with Taylor Publishing. In February 2005, the Company reached a settlement with Abacus for an amount significantly less than the counterclaim, which did not have a material impact on its results of operations, financial condition or cash flow.

The Company is not a party to any other pending legal proceedings other than ordinary routine litigation incidental to its business. In management’s opinion, adverse decisions on these ordinary legal proceedings, individually or in the aggregate, would not have a materially adverse impact on the Company’s results of operations, financial condition or cash flow.

Employment Contracts

The Company has employment agreements with its executive officers, the terms of which expire at various times through August 2006. Unless terminated, one executive officer’s employment agreement adds one day to the term for each day that passes, and accordingly, there are always two years remaining on the term. The remaining executive officers’ terms will be automatically extended for an additional one year term. Such agreements, which have been revised from time-to-time, provide for minimum salary levels, adjusted annually for cost-of-living changes, as well as for incentive bonuses for a certain executive that are payable if specific management goals are attained. The aggregate commitment for future salaries as of August 27, 2005, excluding bonuses, was approximately $2.1 million.

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

12.	Employee Compensation and Benefits

Postretirement Pension and Medical Benefits

CBI provides certain healthcare and life insurance benefits for former employees of L.G. Balfour (“CBI Plan”). Certain hourly employees of Taylor are covered by a defined benefit pension plan (“TPC Plan”) established by Taylor. The benefits under the CBI Plan and TPC Plan are based primarily on the employees’ years of service and compensation near retirement. The funding policies for these plans are consistent with the funding requirements of federal laws and regulations.

The following table sets forth the funded status of each plan:

	AAC Group Holding Corp.		American Achievement Corporation
	August 27, 2005		August 27, 2005		August 28, 2004
	Taylor pension	CBI post-retirement	Taylor pension	CBI post-retirement	Taylor pension	CBI post-retirement
Change in benefit obligation:
Obligation beginning of the year	$13,664	$7,186	$13,664	$7,186	$14,216	$4,703
Service cost	78	—	78	—	86	—
Interest cost	835	152	835	152	834	274
Actuarial loss (gain)	212	(2,680)	212	(2,680)	(1,348)	2,816
Benefit payments	(607)	(332)	(607)	(332)	(649)	(607)
Change in discount rate	2,181	—	2,181	—	525	—

Obligation, end of year	$16,363	$4,326	$16,363	$4,326	$13,664	$7,186

Change in fair value of plan assets:
Fair value of plan assets, beginning of year	$10,201	$—	$10,201	$—	$9,461	$—
Actual return of plan assets	782	—	782	—	762	—
Employer contributions	745	332	745	332	627	607
Benefit payments	(607)	(332)	(607)	(332)	(649)	(607)

Fair value of plan assets, end of year	$11,121	$—	$11,121	$—	$10,201	$—

Funded status:
Unfunded accumulated benefit obligation in excess of plan assets	$(5,241)	$(4,326)	$(5,241)	$(4,326)	$(3,692)	$(7,185)
Unrecognized net loss (gain)	1,567	(2,395)	1,567	(2,395)	(877)	—
Contributions from measurement date to period end	125	—	125	—	230	—

Accumulated post retirement benefit cost, current and long-term	$(3,549)	$(6,721)	$(3,549)	$(6,721)	$(4,339)	$(7,185)

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

The net periodic postretirement benefit cost includes the following components:

	AAC Group Holding Corp. August 27, 2005
	Taylor pension	CBI post-retirement
Service costs, benefits attributed to Service during the period	$78	$—
Interest cost	835	152
Expected return on assets	(833)	—
Amortization of unrecognized net loss (gain)	—	(284)
Amortization of unrecognized net prior service costs	—	—

Net periodic postretirement benefit cost	$80	$(132)

	American Achievement Corporation
	(Successor) August 27, 2005		(Successor) For the period March 26, 2004— August 28, 2004		(Predecessor) For the period August 31, 2003— March 25, 2004		(Predecessor) August 30, 2003
	Taylor pension	CBI post- retirement	Taylor pension	CBI post- retirement	Taylor pension	CBI post- retirement	Taylor pension	CBI post- retirement
Service costs, benefits attributed to Service during the period	$78	$—	$21	$—	$65	$—	$397	$—
Interest cost	835	152	207	104	627	170	781	282
Expected return on assets	(833)	—	(195)	—	(631)	—	(814)	—
Amortization of unrecognized net loss (gain)	—	(284)	—	9	162	83	68	33
Amortization of unrecognized net prior service costs	—	—	—	16	—	154	—	291

Net periodic post retirement benefit cost	$80	$(132)	$33	$129	$223	$407	$432	$606

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

Amounts recognized in the consolidated balance sheet are as follows:

	AAC Group Holding Corp.		American Achievement Corporation
	August 27, 2005		August 27, 2005		August 28, 2004
	Taylor pension	CBI post-retirement	Taylor pension	CBI post-retirement	Taylor pension	CBI post-retirement
Accumulated benefit liability	$3,549	$6,721	$3,549	$6,721	$4,339	$7,185
Accumulated other comprehensive loss (net of tax impact)	$956	—	$956	—	—	—
Accrued benefit cost	$(5,241)	$(6,721)	$(5,241)	$(6,721)	$(4,569)	$(7,185)
Accumulated other comprehensive income (loss)	1,567	—	1,567	—	—	—
Contributions from measurement date to period end	125	—	125	—	230	—

Net amount recognized	$(3,549)	$(6,721)	$(3,549)	$(6,721)	$(4,339)	$(7,185)

In May 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) 106-2 as a result of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Medicare Subsidy Act”). The Medicare Subsidy Act entitles employers who provide certain prescription drug benefits for retirees to receive a federal subsidy beginning in calendar 2006, thereby creating the potential for significant benefit cost savings. FSP 106-2 requires companies to record the amount expected to be received under the Medicare Subsidy Act as an actuarial gain, to the extent the related post-retirement medical plan’s total unrecognized actuarial gains or losses exceed certain thresholds, to be amortized into income over time. During the first quarter of fiscal 2005, the Company adopted the provisions of this pronouncement and recorded a reduction of service costs for fiscal 2005 of $93 as a component of net postretirement health care costs attributable to current services and a reduction of $537 in the accumulated postretirement benefit obligation.

For the Company, the weighted average discount rate used in determining the accumulated postretirement benefit obligation for the CBI Plan was 4.0 percent for year ended August 27, 2005. For AAC, the weighted average discount rate used in determining the accumulated postretirement benefit obligation for the CBI Plan was 3.5 percent for the periods March 26, 2004 to August 28, 2004 and August 31, 2003 to March 25, 2004 and 6.25 percent for the fiscal year ended 2003. As the plan is unfunded, no assumption was needed as to the long-term rate of return on assets.

For the Company, for measurement purposes for the CBI Plan, a 10 percent annual rate of increase in the per capita cost of covered healthcare benefits was assumed for fiscal year 2005 grading down to 5.5 percent in the year 2010. The healthcare cost trend rate assumption has a significant effect on the amounts reported. Increasing (or decreasing) the assumed healthcare cost trend rate one percentage point in each year would increase (or decrease) the accumulated postretirement benefit obligation by $273, or 6 percent, as of August 27, 2005 and the aggregate of the service and interest cost components of the net periodic postretirement benefit cost by $9, or 7 percent, for the fiscal year ended 2005.

For AAC, for measurement purposes for the CBI Plan, a 10 percent annual rate of increase in the per capita cost of covered healthcare benefits was assumed for the periods March 26, 2004 to August 28, 2004 and

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

August 31, 2003 to March 25, 2004 and fiscal year 2003 grading down to 5.5 percent in year 2008 and grading down to 4.5 percent in year 2009, respectively. The healthcare cost trend rate assumption has a significant effect on the amounts reported. Increasing (or decreasing) the assumed healthcare cost trend rate one percentage point in each year would increase (or decrease) the accumulated postretirement benefit obligation by $292, or 4 percent as of August 28, 2004, and the aggregate of the service and interest cost components of the net periodic postretirement benefit cost by $7, or 7 percent, for the period March 26, 2004 to August 28, 2004 and by $11, or 7 percent, for the period August 31, 2003 to March 25, 2004.

For the Company, for measurement purposes for the TPC Plan, the weighted average discount rate used in determining the accumulated postretirement benefit obligation was 5.25 percent as of August 27, 2005; the long-term rate of return on plan assets was 8.0 percent as of August 27, 2005; and the annual salary increases were assumed to be 3.25 percent as of August 27, 2005.

For AAC, for measurement purposes for the TPC Plan, the weighted average discount rate used in determining the accumulated postretirement benefit obligation was 6.25 percent as of August 28, 2004, 5.75 percent as of March 25, 2004 and 6.0 percent as of August 30, 2003; the long-term rate of return on plan assets was 8.0 percent as of August 28, 2004 and 9.0 percent as of March 25, 2004 and August 30, 2003; and the annual salary increases were assumed to be 3.25 percent as of August 28, 2004 and March 25, 2004 and 4.5 percent as of August 30, 2003.

The weighted-average asset allocations for TPC Plan as of the measurement date of 2005 and 2004, by asset category, are as follows:

Asset Category	2005	2004	Target
Equity securities	71.0%	66.0%	40.0 – 60.0%
Debt securities	29.0%	34.0%	30.0 – 55.0%

	100.0%	100.0%	100.0%

The expected long-term rate of return of the plan’s total assets is based on the expected return of each of the above categories, weighted based on the target allocation for each class. Long-term historical relationships between equity and debt securities are considered, along with the general investment principles for assets of higher volatility generating higher returns over the long-term, and consideration of current market factors such as inflation and interest rates. Equity securities are expected to return 8% to 10% over the long-term, while debt securities are expected to return between 3% and 6%.

The Company’s projections of future cash flows for the CBI Plan are as follows for each of the fiscal years ending:

	Expected Costs Without Medicare Subsidy	Expected Medicare Subsidy	Expected Net Costs
2006	$486	$38	$448
2007	488	58	430
2008	483	58	425
2009	472	57	415
2010	456	55	401
2011-2015	1,914	236	1,678

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

The Company’s projected contributions include $625 to the TPC Plan in 2006. The actual amount of contributions is dependent upon the actual return on plan assets. Future benefit payments for the TPC Plan, which reflect expected future service, as appropriate, are expected to be paid as follows for each of the fiscal years ending:

2006	$660
2007	681
2008	722
2009	758
2010	788
2011-2015	4,471

The policy, as established by the Corporate Pension Committee, is to provide for growth of capital with a moderate level of volatility by investing assets per the target allocations stated above for equity and debt securities. Equity investments are diversified across U.S. and non-U.S. stocks as well as growth and value funds with small and large capitalizations. The asset allocation, investment risk, investment performance and the investment policy is reviewed on at least a semi-annual basis to determine if any changes are needed. The Company employs the services of a leading global financial services firm that possesses the necessary specialized research facilities, skilled manpower and expertise to advise on their views of important developments within the economy and securities markets and recommend actions when appropriate, taking into consideration the stated policies and objectives.

American Achievement Corporation 401(K) Plan

Effective January 1, 2002, the Taylor 401(K) Plan and the CBI 401(K) Plan were merged into the American Achievement Corporation 401(K) Plan (“Plan”). The plan covers substantially all nonunion employees of the Company. The plan matches 50 percent of participants’ voluntary contributions up to a discretionary percent determined by the Company. The discretionary percentage in effect for the Plan year ended December 31, 2004 was up to 3 percent for hourly employees and up to 4 percent for salaried and office hourly employees. The Company made contributions of approximately $720 for the fiscal year ended August 27, 2005. AAC made contributions of approximately $328 for the period March 26, 2004 to August 28, 2004 and $418 for the period August 31, 2003 to March 25, 2004.

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

13.	Income Taxes

The Company and its wholly-owned and majority owned domestic subsidiaries file a consolidated federal income tax return. The provision for income taxes reflected in the consolidated statements of operations consists of the following:

	AAC Group Holding Corp.	American Achievement Corporation
		(Successor)	(Successor)	(Predecessor)	(Predecessor)
	Fiscal Year Ended August 27, 2005	Fiscal Year Ended August 27, 2005	For the Period Ended March 26, 2004— August 28, 2004	For the Period Ended August 31, 2003— March 25, 2004	Fiscal Year Ended August 30, 2003
Federal—
Current	$40	$48	$—	$—	$—
Deferred	1,319	3,903	3,867	—	—
State—
Current	177	177	150	—	132
Deferred	202	489	442	—	—

	$1,738	$4,617	$4,459	$—	$132

The provision for income taxes differs from the amount that would be computed if the income (loss) before income taxes were multiplied by the federal income tax rate (statutory rate) as follows:

	AAC Group Holding Corp.	American Achievement Corporation
		(Successor)	(Successor)	(Predecessor)	(Predecessor)
	Fiscal Year Ended August 27, 2005	Fiscal Year Ended August 27, 2005	For the Period Ended March 26, 2004— August 28, 2004	For the Period Ended August 31, 2003— March 25, 2004	Fiscal Year Ended August 30, 2003
Computed tax provision at statutory rate	$1,113	$3,910	$3,824	$1,605	$3,705
State taxes, net of federal benefit	219	619	592	272	87
Non-deductible interest on high-yield debt	219	—	—	—	—
Change in valuation allowance and other	187	88	43	(1,877)	(3,660)

Total income tax provision	$1,738	$4,617	$4,459	—	$132

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

Deferred tax assets and liabilities consist of the following:

	AAC Group Holding Corp.	American Achievement Corporation
	August 27, 2005	August 27, 2005	August 28, 2004
Deferred tax assets
Allowances and reserves	$2,304	$2,304	$1,947
Net operating loss carryforwards	41,998	41,832	44,638
Deferred revenue (net of commissions expense)	454	378	—
Accrued interest	2,636	—	—
Accrued liabilities and other	5,106	5,113	8,632

Total deferred tax assets	52,498	49,627	55,217
Less valuation allowance	—	—	—

Net deferred tax assets	$52,498	$49,627	$55,217

Deferred tax liabilities
Depreciation	11,633	11,633	11,511
Amortization of intangibles	58,715	58,715	58,971
Prepaids and other	267	267	414

Total deferred tax liabilities	70,615	70,615	70,896

Net deferred tax assets (liabilities)	$(18,117)	$(20,988)	$(15,679)

Short-term deferred tax assets	$6,760	$6,760	$10,165
Long-term deferred tax liabilities	(24,877)	(27,748)	(25,844)

Net deferred tax assets (liabilities)	$(18,117)	$(20,988)	$(15,679)

Upon the Merger on March 25, 2004, AAC recorded a net deferred tax liability of approximately $12.9 million due to differences between book and tax basis of acquired assets and assumed liabilities and historical differences between book and tax basis that were previously offset by a valuation allowance.

For tax reporting purposes, the Company has a U.S. net operating loss carryforward of approximately $108 million as of August 27, 2005. Utilization of the net operating loss carryforwards is contingent on the Company’s ability to generate income in the future and may be subject to an annual limitation due to the “change in ownership” provisions of the IRC, as amended. The net operating loss carryforwards will expire in various years through 2024 if not previously utilized. The annual limitation may result in the expiration of the net operating losses before utilization.

14.	Stockholders’ Equity

On March 25, 2004, as part of the Merger discussed in Note 2, AAC Holding Corp., AAC’s parent company, issued substantially all of its outstanding equity interests to an investor group led by Fenway Partners for $102.0 million. All previously issued shares of preferred stock or common stock of AAC, and all warrants, options and other rights to acquire preferred stock or common stock of AAC (including the right and option in the employment agreement described below) were redeemed, cancelled or exchanged as part of the Merger discussed in Note 2.

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

Stock-based Compensation Plan

As discussed above, on March 25, 2004, as part of the Merger, all options to acquire preferred stock or common stock of AAC were redeemed, cancelled or exchanged.

During the year ended August 30, 2003, AAC issued options to employees to purchase 28,500 shares of Common and to a director to purchase 1,059 shares of Common. The weighted average exercise price of these grants were $6.22 per share. A portion of the options, 10,000, vested on the grant date, with the remaining options vesting ratably over a four year period.

No options were granted by AAC during the period August 31, 2003 to March 25, 2004 and during the period March 26, 2004 and the year ended August 28, 2004. No options were granted by the Company during the year ended August 27, 2005.

Incentive stock options for 94,859 shares and nonqualified stock options for 2,933 shares of the AAC’s common stock were outstanding as of August 30, 2003. The weighted average remaining contractual life of all outstanding options was 7.59 years at August 30, 2003. A summary of the status of the AAC’s 2000 Stock Option Plan as of March 25, 2004, August 30, 2003 and August 31, 2002, and changes during the periods then ended are presented below:

	(Predecessor)		(Predecessor)
	August 30, 2003 to March 25, 2004		August 30, 2003
	Shares of Common Stock	Weighted Average Exercise Price	Shares of Common Stock	Weighted Average Exercise Price
Outstanding at beginning of period	97,792	$4.50	72,083	$3.86
Granted	—	—	29,559	6.22
Exercised	—	—	—	—
Canceled	(1,138)	3.39	(3,850)	3.18
Conversion of options at Merger	(96,654)	—	—	—

Outstanding at end of period	—	$—	97,792	$4.50

Options exercisable at period-end	—	$—	58,413	$5.08
Weighted average fair value of options granted during the period		$—		$2.64

The fair value of each grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in the fiscal years ended 2003 and 2002: dividend yield of zero; expected volatility of 25.00% and 27.99%, respectively; risk-free interest rate of 3.93% and 4.88%, respectively; and expected life of 10 years. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions, including expected stock price volatility. Because AAC’s stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

15.	Related-Party Transactions

Amounts paid under a management agreement with Castle Harlan, Inc. totaled $2,250 for the period August 31, 2003 to March 25, 2004 and $3,000 for the year ended August 30, 2003.

On March 25, 2004 upon consummation of the Merger, AAC entered into a new management agreement with an affiliate of Fenway Partners pursuant to which AAC, among other things, agreed to pay such affiliate an annual fee equal to the greater of $3.0 million or 5% of the previous fiscal year’s EBITDA (as defined in the agreement). Amounts paid under the new management agreement totaled $3,000 by the Company for the year ended August 27, 2005 and $800 by AAC for the period March 26, 2004 to August 28, 2004.

As of August 27, 2005, the Company had prepaid management fees of approximately $250 and as of August 28, 2004, AAC had accrued management fees of approximately $500.

16.	Business Segments

The Company manufactures, markets and sells class rings, yearbooks and graduation products, which includes fine paper products and graduation accessories, to high school, college and, to a lesser extent, elementary and junior high school markets in the United States. The achievement publications segment produces, markets, and sells publications that recognize the achievements of top students at the high school and college levels, as well as the nation’s most inspiring teachers. The Company’s operating segments, on campus class rings and retail class rings, have been aggregated into one reporting segment, class rings, in accordance with paragraph 26.a. of FAS 131. The other segment consists primarily of jewelry commemorating family events such as the birth of a child, fan affinity jewelry and related products and professional sports championship rings such as World Series rings.

	AAC Group Holding Corp.
	Class Rings	Yearbooks	Graduation Products	Publications	Other	Total
Year Ended August 27, 2005
Net sales	$119,658	$112,432	$40,018	$20,110	$21,570	$313,788
Interest expense, net	12,199	11,086	3,950	1,987	2,049	$31,271
Depreciation and amortization	8,695	10,269	2,814	1,977	1,526	$25,281
Segment operating income	10,362	16,613	3,192	4,871	(217)	$34,821
Capital expenditures	3,273	7,585	1,060	198	679	$12,795
As of August 27, 2005
Goodwill	71,792	65,241	23,242	11,693	12,058	$184,026
Segment assets	202,133	174,787	64,714	37,687	33,615	$512,936

	American Achievement Corporation
	(Successor)
	Class Rings	Yearbooks	Graduation Products	Publications	Other	Total
Year Ended August 27, 2005
Net sales	$119,658	$112,432	$40,018	$20,110	$21,570	$313,788
Interest expense, net	9,167	8,330	2,968	1,493	1,539	$23,497
Depreciation and amortization	8,695	10,269	2,814	1,977	1,526	$25,281
Segment operating income (loss)	10,362	16,613	3,192	4,871	(217)	$34,821
Capital expenditures	3,273	7,585	1,060	198	679	$12,795
As of August 27, 2005
Goodwill	71,792	65,241	23,242	11,693	12,058	$184,026
Segment assets	200,813	173,587	64,287	37,472	33,393	$509,552

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

	American Achievement Corporation
	(Successor)
	Class Rings	Yearbooks	Graduation Products	Achievement Publications	Other	Total
For the Period March 26, 2004—August 28, 2004
Net sales	$45,980	$91,109	$12,315	$8,266	$9,680	$167,350
Interest expense, net	4,001	3,636	1,296	652	672	$10,257
Depreciation and amortization	3,407	4,402	1,103	823	609	$10,344
Segment operating income	1,552	19,465	(16)	1,884	(1,703)	$21,182
Capital expenditures	1,645	947	533	279	261	$3,665
As of August 28, 2004
Goodwill	71,033	64,551	22,996	11,569	11,931	$182,080
Segment assets	213,220	176,097	69,028	37,323	35,318	$530,986

	American Achievement Corporation
	(Predecessor)
	Class Rings	Yearbooks	Graduation Products	Achievement Publications	Other	Total
For the Period August 31, 2003 —March 25, 2004
Net sales	$76,545	$20,236	$27,351	$11,690	$10,899	$146,721
Interest expense, net	6,558	5,607	2,124	1,074	1,092	$16,455
Depreciation and amortization	2,784	3,977	902	359	508	$8,530
Segment operating income (loss)	10,278	(6,870)	3,854	4,175	435	$11,872
Capital expenditures	2,002	8,880	648	729	534	$12,793

	American Achievement Corporation
	(Predecessor)
	Class Rings	Yearbooks	Graduation Products	Achievement Publications	Other	Total
Year Ended August 30, 2003
Net sales	$127,624	$105,038	$34,736	$20,122	$20,911	$308,431
Interest expense, net	11,975	9,856	3,259	1,888	1,962	$28,940
Depreciation and amortization	4,124	7,445	1,122	667	791	$14,149
Segment operating income	16,421	10,165	3,783	8,716	753	$39,838
Capital expenditures	3,941	5,500	1,073	19	710	$11,243

17.	Restatement

During the third quarter of fiscal 2005, the Company changed its contractual agreements with certain independent sales representatives and began recognizing certain revenue when product shipped to the independent sales representative rather than to the customer, as had been the policy under the previous contractual terms. Subsequent to the filing of the Company’s Annual Report on Form 10-K for the year ended August 27, 2005, the Company determined that the change in the contractual agreement with the independent sales representatives should not have resulted in certain revenue being recognized at the time of shipment to the independent sales representative but should have continued to be recognized when the product was delivered to the end customer. As a result, the accompanying 2005 consolidated financial statements have been restated to correct the timing of revenue recognition of these sales.

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

In addition, the revenue recognition policy disclosure in Note 1 has been changed from the policy previously disclosed to defer the recognition of the revenue and related gross profit on these sales through the independent sales representatives, along with the commissions that are directly related to the revenue until the independent sales representative delivers the product to the Company’s end customer. The Company also corrected the presentation of financing fees of $3.5 million and $1.0 million for fiscal year end 2005 and for the period March 26, 2004 to August 28, 2004, respectively, from operating activities, as previously reported, to financing activities and financing fees of $10.1 million for the period August 31, 2003 to March 25, 2004 from investing activities, as previously reported, to financing activities on the consolidated statements of cash flows.

A summary of the significant effects of the restatement is as follows (in thousands):

	AAC Group Holding Corp.		American Achievement Corporation
	As of August 27, 2005		As of August 27, 2005
	As Previously Reported	As Restated	As Previously Reported	As Restated
Accounts receivable	40,639	39,803	40,639	39,803
Inventories	21,913	22,221	21,913	22,221
Prepaid expenses and other current assets, net	22,180	22,785	22,180	22,785
Total assets	512,859	512,936	509,475	509,552
Deferred revenue	—	1,004	—	1,004
Deferred income taxes	25,331	24,877	28,126	27,748
Accumulated earnings	8,751	8,278	13,722	13,173
Total stockholder’s equity	24,291	23,818	114,812	114,263

	AAC Group Holding Corp.		American Achievement Corporation
	For the year ended August 27, 2005		For the year ended August 27, 2005
	As Previously Reported	As Restated	As Previously Reported	As Restated
Net sales	315,628	313,788	315,628	313,788
Cost of sales	134,998	134,375	134,998	134,375
Gross profit	180,630	179,413	180,630	179,413
Selling, general and administrative expenses	144,882	144,592	144,882	144,592
Operating income	35,748	34,821	35,748	34,821
Provision for income taxes	(2,192)	(1,738)	(4,995)	(4,617)
Net income	2,285	1,812	7,256	6,707

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

OF

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

As of and For the Three and Nine

Months Ended May 27, 2006

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Condensed Consolidated Balance Sheets

(In thousands)

(unaudited)

	AAC Group Holding Corp.		American Achievement Corporation
	May 27, 2006	August 27, 2005	May 27, 2006	August 27, 2005
ASSETS
Current assets:
Cash and cash equivalents	$6,300	$4,324	$5,783	$4,093
Accounts receivable, net	71,609	39,803	71,609	39,803
Inventories, net	25,353	22,221	25,353	22,221
Deferred tax asset	6,760	6,760	6,760	6,760
Prepaid expenses and other current assets, net	21,476	22,785	21,476	22,785

Total current assets	131,498	95,893	130,981	95,662
Property, plant and equipment, net	76,482	75,943	76,482	75,943
Goodwill	184,565	184,026	184,565	184,026
Other intangible assets, net	143,165	153,265	140,092	150,112
Other assets	4,087	3,809	4,087	3,809

Total assets	$539,797	$512,936	$536,207	$509,552

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Bank overdraft	$5,025	$3,730	$5,025	$3,730
Accounts payable	12,764	13,959	12,764	13,959
Customer deposits	38,985	17,762	38,985	17,762
Accrued expenses	38,469	26,263	38,458	26,252
Deferred revenue	623	1,004	623	1,004
Accrued interest	3,726	7,370	3,726	7,370
Current portion of long-term debt	1,090	1,409	1,090	1,409

Total current liabilities	100,682	71,497	100,671	71,486
Long-term debt, net of current portion	367,363	384,367	255,693	287,711
Deferred tax liabilities	31,826	24,877	37,264	27,748
Other long-term liabilities	6,669	8,377	6,240	8,344

Total liabilities	506,540	489,118	399,868	395,289
Commitments and contingencies
Stockholders’ equity:
Common stock	5	5	—	—
Additional paid-in capital	16,491	16,491	109,046	102,046
Accumulated earnings	17,717	8,278	28,249	13,173
Accumulated other comprehensive loss	(956)	(956)	(956)	(956)

Total stockholders’ equity	33,257	23,818	136,339	114,263

Total liabilities and stockholders’ equity	$539,797	$512,936	$536,207	$509,552

The accompanying notes are an integral part of these condensed consolidated financial statements.

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Condensed Consolidated Statements of Operations

(In thousands)

(unaudited)

	AAC Group Holding Corp.		American Achievement Corporation
	For the three months ended		For the three months ended
	May 27, 2006	May 28, 2005	May 27, 2006	May 28, 2005
Net sales	$140,164	$137,123	$140,164	$137,123
Cost of sales	56,566	56,527	56,566	56,527

Gross profit	83,598	80,596	83,598	80,596
Selling, general and administrative expenses	46,760	43,928	46,760	43,928

Operating income	36,838	36,668	36,838	36,668
Interest expense	8,910	8,776	5,980	6,309

Income before income taxes	27,928	27,892	30,858	30,359
Provision for income taxes	12,169	12,299	12,248	12,144

Net income	$15,759	$15,593	$18,610	$18,215

The accompanying notes are an integral part of these condensed consolidated financial statements.

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Condensed Consolidated Statements of Operations

(In thousands)

(unaudited)

	AAC Group Holding Corp.		American Achievement Corporation
	For the nine months ended		For the nine months ended
	May 27, 2006	May 28, 2005	May 27, 2006	May 28, 2005
Net sales	$257,733	$259,228	$257,733	$259,228
Cost of sales	103,336	106,993	103,336	106,993

Gross profit	154,397	152,235	154,397	152,235
Selling, general and administrative expenses	111,658	115,208	111,658	115,208

Operating income	42,739	37,027	42,739	37,027
Interest expense	25,942	23,066	17,738	17,797

Income before income taxes	16,797	13,961	25,001	19,230
Provision for income taxes	7,358	6,082	9,925	7,692

Net income	$9,439	$7,879	$15,076	$11,538

The accompanying notes are an integral part of these condensed consolidated financial statements.

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Condensed Consolidated Statements of Cash Flows

(In thousands)

(unaudited)

	AAC Group Holding Corp.		American Achievement Corporation
	For the nine months ended		For the nine months ended
	May 27, 2006	May 28, 2005	May 27, 2006	May 28, 2005
Cash flows from operating activities:
Net income	$9,439	$7,879	$15,076	$11,538
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	19,132	18,975	19,132	18,975
Deferred income taxes	6,949	5,900	9,516	7,510
Amortization of debt discount and deferred financing fees	8,985	6,422	1,122	1,153
Recovery for doubtful accounts	331	574	331	574
Loss on sale of plant, property and equipment	90	—	90	—
Changes in assets and liabilities:
Accounts receivable	(32,137)	(28,834)	(32,137)	(28,834)
Inventories, net	(3,132)	299	(3,132)	299
Prepaid expenses and other current assets, net	1,324	3,621	1,324	3,621
Other assets	(817)	(606)	(817)	(606)
Customer deposits	21,223	18,054	21,223	18,054
Deferred revenue	(381)	(5,293)	(381)	(5,293)
Accounts payable, accrued expenses, and other long-term liabilities	5,659	(326)	5,263	(345)

Net cash provided by operating activities	36,665	26,665	36,610	26,646
Cash flows from investing activities:
Purchases of property, plant and equipment	(10,878)	(9,755)	(10,878)	(9,755)

Net cash used in investing activities	(10,878)	(9,755)	(10,878)	(9,755)
Cash flows from financing activities:
Payments on revolver	(25,250)	(28,950)	(25,250)	(28,950)
Proceeds from credit facility revolver	25,250	33,450	25,250	33,450
Payments on term loan	(32,337)	(15,140)	(32,337)	(15,140)
Proceeds from stock issuance	7,500	—	—	—
Deferred financing fees	(269)	(3,508)	—	—
Capital contribution from Group Holdings	—	—	7,000	—
Redemption of 11.625% senior notes	—	(6,075)	—	(6,075)
Proceeds from 10.25% notes	—	89,269	—	—
Distribution to stockholders	—	(85,550)	—	—
Change in bank overdraft	1,295	534	1,295	534

Net cash used in financing activities	(23,811)	(15,970)	(24,042)	(16,181)

Net increase in cash and cash equivalents	1,976	940	1,690	710
Cash and cash equivalents, beginning of period	4,324	3,038	4,093	3,038

Cash and cash equivalents, end of period	$6,300	$3,978	$5,783	$3,748

Supplemental disclosure
Cash paid during the period for:
Interest	$20,347	$20,939	$20,347	$20,939

Income taxes	$368	$199	$368	$199

The accompanying notes are an integral part of these condensed consolidated financial statements.

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Condensed Consolidated Statements of Stockholders’ Equity

(In thousands)

(unaudited)

	Common Stock		Additional paid-in capital	Accumulated earnings	Accumulated other comprehensive income (loss)	Total
AAC Group Holding Corp.	Shares	Amount
	(Dollars in thousands)
Balance, August 27, 2005	505,460	$5	$16,491	$8,278	$(956)	$23,818

Net income	—	—	—	9,439	—	9,439

Balance, May 27, 2006	505,460	$5	$16,491	$17,717	$(956)	$33,257

	Common Stock		Additional paid-in Capital	Accumulated earnings	Accumulate Other comprehensive income (loss)	Total
American Achievement Corporation	Shares	Amount
	(Dollars in thousands)
Balance, August 27, 2005	100	$—	$102,046	$13,173	$(956)	$114,263

Capital contribution from Group Holdings	—	—	7,000	—	—	7,000
Net income	—	—	—	15,076	—	15,076

Balance, May 27, 2006	100	$—	$109,046	$28,249	$(956)	$136,339

The accompanying notes are an integral part of these condensed consolidated financial statements.

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Condensed Consolidated Financial Statements

As of and For the Three and Nine

Months Ended May 27, 2006

(Dollars in thousands, unless otherwise stated)

(unaudited)

1.	Summary of Significant Accounting Policies

Consolidation

The unaudited condensed consolidated financial statements of AAC Group Holding Corp. (“Group Holdings”) include the accounts of its wholly-owned subsidiary, American Achievement Corporation (“AAC,” a separate public reporting company, together with Group Holdings, the “Company”). Group Holdings was formed on November 8, 2004. On November 16, 2004, the stockholders of AAC Holding Corp. participated in an exchange, pursuant to which they exchanged their shares of common stock in AAC Holding Corp. for a like amount of shares in Group Holdings. Following the exchange, AAC Holding Corp. became a wholly-owned subsidiary of Group Holdings.

On November 16, 2004, Group Holdings issued $131.5 million aggregate principal amount at maturity of 10.25% senior discount notes due 2012 (the “10.25% Notes”), generating net proceeds of $89.3 million. Group Holdings is the sole obligor of these notes. The net proceeds of this offering were used as a distribution to stockholders through the repurchase of shares of Group Holdings’ common stock from its stockholders. On January 18, 2006, Group Holdings entered into a Preferred Stock Purchase Agreement with an investor pursuant to which Group Holdings sold shares of its Series A Mandatory Redeemable Preferred Stock (“Series A Preferred Stock”). In connection with this transaction, Group Holdings issued the investor 7,500 shares of the Series A Preferred Stock for an aggregate purchase price of $7.5 million, which the investor paid to Group Holdings in cash. The holders of the Series A Preferred Stock are entitled to receive cumulative dividends at a rate of 14% per year, when, as and if declared by the Board of Directors of Group Holdings.

Other than the 10.25% Notes, the Series A Preferred Stock, related deferred issuance costs and associated accrued liabilities, and related interest expense, net of taxes, all other assets, liabilities, income, expenses and cash flows presented for all periods represent those of Group Holdings’ wholly-owned indirect subsidiary AAC and the direct and indirect subsidiaries of AAC. Group Holdings’ only direct subsidiary is AAC Holding Corp., whose sole asset is AAC. All significant intercompany accounts and transactions have been eliminated in consolidation. AAC and Group Holdings are treated as entities under common control and therefore, the statements of operations and cash flows presented for Group Holdings combine the results of AAC to the beginning of the period presented.

On March 25, 2004, AAC Acquisition Corp., a wholly owned subsidiary of AAC Holding Corp., merged with and into AAC (the “Merger”), with AAC continuing as the surviving corporation and a wholly-owned subsidiary of AAC Holding Corp. The Merger was financed by a cash equity investment by an investor group led by Fenway Partners Capital Fund II, L.P., borrowings under AAC’s senior secured credit facility and the issuance of $150.0 million aggregate principal amount of AAC’s 8.25% senior subordinated notes due 2012 (the “8.25% Notes”).

The accompanying unaudited condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes the disclosures are adequate to make the information presented not misleading. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

As of and For the Three and Nine

Months Ended May 27, 2006

(Dollars in thousands, unless otherwise stated)

(unaudited)

of the financial position and results of operations for the periods presented have been included. Operating results for the three and nine months ended May 27, 2006 are not necessarily indicative of the results that may be expected for the fiscal year ending August 26, 2006. Accordingly, the interim condensed consolidated financial statements and accompanying notes included herein should be read in conjunction with the consolidated financial statements for the year ended August 27, 2005 included in the Company’s Report on Form 10-K/A (File No. 333-84294 and 333-121479).

Unless separately stated, the notes herein relate to both Group Holdings and AAC.

The Company is a manufacturer and supplier of class rings, yearbooks and other graduation-related scholastic products for the high school and college markets and manufactures and markets recognition and affinity jewelry designed to commemorate significant events, achievements and affiliations. The Company also operates a division which sells achievement publications in the specialty directory publishing industry nationwide. The Company markets its products and services primarily in the United States and operates in five reporting segments; class rings, yearbooks, graduation products, achievement publications and other. The Company’s corporate offices and primary manufacturing facilities are located in Austin and Dallas, Texas.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

Stock-Based Compensation

In the first quarter of fiscal 2006, the Company adopted SFAS No. 123 (Revised 2004), “Share-Based Payment: an Amendment of FASB Statement No. 123 and 95” (“FAS 123R”). FAS 123R sets accounting requirements for share-based compensation to employees, requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees and disallows the use of the intrinsic value method of accounting for stock compensation, which the Company previously followed. The adoption of FAS 123R did not have an impact on the financial statements since the Company does not currently have any stock-based compensation plans.

2.	Comprehensive Income (Loss)

Unrecognized losses on accrued minimum pension liabilities are included in other comprehensive income (loss). There were no changes in the accrued minimum pension liabilities for the periods presented, so the comprehensive income (loss) for all periods presented was the same as the reported net income (loss).

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

As of and For the Three and Nine

Months Ended May 27, 2006

(Dollars in thousands, unless otherwise stated)

(unaudited)

3.	Inventories, Net

AAC Group Holding Corp.

American Achievement Corporation

	May 27, 2006	August 27, 2005
Raw materials	$11,011	$9,022
Work in process	9,315	6,306
Finished goods	5,961	7,098
Less—Reserves	(934)	(205)

	$25,353	$22,221

Cost of sales includes depreciation and amortization of $2,354 and $2,213 for the three months ended May 27, 2006 and May 28, 2005, respectively. Cost of sales includes depreciation and amortization of $7,075 and $6,996 for the nine months ended May 27, 2006 and May 28, 2005, respectively.

4.	Prepaid Expenses and Other Current Assets, Net

Prepaid expenses and other current assets, net include reserves on sales representative advances of $3,333 and $2,536 at May 27, 2006 and August 27, 2005, respectively.

5.	Goodwill and Other Intangible Assets

Goodwill

AAC Group Holding Corp.

American Achievement Corporation

	May 27, 2006	August 27, 2005
Class Rings	$71,792	$71,792
Yearbooks	65,241	65,241
Graduation Products	23,781	23,242
Achievement Publications	11,693	11,693
Other	12,058	12,058

Total	$184,565	$184,026

The increase in goodwill was the result of the final payment to C-B Graduation Announcements, LLC, a producer of personalized graduation announcements and related accessories, for achieving certain financial targets through January 2006. AAC acquired the assets of C-B Graduation Announcements, LLC effective January 30, 2004.

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

As of and For the Three and Nine

Months Ended May 27, 2006

(Dollars in thousands, unless otherwise stated)

(unaudited)

Other Intangible Assets

For Group Holdings, other intangible assets consisted of the following:

	Estimated Useful Life	Gross Asset	Accumulated Amortization	Net Asset
At May 27, 2006
Trademarks	Indefinite	$50,095	$—	$50,095
Deferred financing costs and other	7 to 8 years	14,889	(3,946)	10,943
Patents	14 to 17 years	7,317	(961)	6,356
Customer lists and distribution contracts	3 to 12 years	100,516	(24,745)	75,771

		$172,817	$(29,652)	$143,165

At August 27, 2005
Trademarks	Indefinite	$50,095	$—	$50,095
Deferred financing costs and other	7 to 8 years	14,620	(2,475)	12,145
Patents	14 to 17 years	7,317	(629)	6,688
Customer lists and distribution contracts	3 to 12 years	100,516	(16,179)	84,337

		$172,548	$(19,283)	$153,265

For Group Holdings, total amortization on other intangible assets was $3,461 and $10,369 for the three and nine months ended May 27, 2006, respectively, and $3,452 and $10,266 for the three and nine months ended May 28, 2005, respectively. Amortization on deferred financing costs is recorded as interest expense using the effective interest rate method and amortization on patents and customer lists and distribution contracts is recorded as amortization expense. Estimated annual amortization expense for fiscal year ended 2006 is approximately $13.8 million declining to approximately $11.9 million for fiscal year ended 2010.

For AAC, other intangible assets consisted of the following:

	Estimated Useful Life	Gross Asset	Accumulated Amortization	Net Asset
At May 27, 2006
Trademarks	Indefinite	$50,095	$—	$50,095
Deferred financing costs and other	7 to 8 years	11,112	(3,242)	7,870
Patents	14 to 17 years	7,317	(961)	6,356
Customer lists and distribution contracts	3 to 12 years	100,516	(24,745)	75,771

		$169,040	$(28,948)	$140,092

At August 27, 2005
Trademarks	Indefinite	$50,095	$—	$50,095
Deferred financing costs and other	7 to 8 years	11,112	(2,120)	8,992
Patents	14 to 17 years	7,317	(629)	6,688
Customer lists and distribution contracts	3 to 12 years	100,516	(16,179)	84,337

		$169,040	$(18,928)	$150,112

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

As of and For the Three and Nine

Months Ended May 27, 2006

(Dollars in thousands, unless otherwise stated)

(unaudited)

For AAC, total amortization on other intangible assets was $3,340 and $10,020 for the three and nine months ended May 27, 2006, respectively, and $3,341 and $10,022 for the three and nine months ended May 28, 2005, respectively. Amortization on deferred financing costs is recorded as interest expense using the effective interest rate method and amortization on patents and customer lists and distribution contracts is recorded as amortization expense. Estimated annual amortization expense for fiscal year ended 2006 is approximately $13.4 million declining to approximately $11.4 million for fiscal year ended 2010.

6.	Long-term Debt

Long-term debt consisted of the following:

AAC Group Holding Corp.

	May 27, 2006	August 27, 2005
10.25% Senior discount notes due 2012 (net of unamortized discount of $27,330 and $34,844)	$104,170	$96,656
Mandatory redeemable preferred stock	7,500	—
8.25% Senior subordinated notes due 2012	150,000	150,000
Senior secured credit facility:
Revolving credit facility due 2010	—	—
Term loan due 2011	106,783	139,120

Total	368,453	385,776
Less current portion of long-term debt	(1,090)	(1,409)

Total long-term debt	$367,363	$384,367

American Achievement Corporation

	May 27, 2006	August 27, 2005
8.25% Senior subordinated notes due 2012	$150,000	$150,000
Senior secured credit facility:
Revolving credit facility due 2010	—	—
Term loan due 2011	106,783	139,120

Total	256,783	289,120
Less current portion of long-term debt	(1,090)	(1,409)

Total long-term debt	$255,693	$287,711

10.25% Senior Discount Notes

On November 16, 2004 Group Holdings issued the 10.25% Notes. The net proceeds of this offering were used as a distribution to stockholders through the repurchase of shares of Group Holdings’ common stock from

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

As of and For the Three and Nine

Months Ended May 27, 2006

(Dollars in thousands, unless otherwise stated)

(unaudited)

its stockholders. Group Holdings was formed on November 8, 2004 and has no operations separate from its ownership in AAC. Interest accrues on the 10.25% Notes in the form of an increase in the accreted value of the notes prior to October 1, 2008. Thereafter, cash interest on the 10.25% Notes will accrue and be payable semiannually in arrears on April 1 and October 1 of each year, commencing April 1, 2009 at a rate of 10.25% per annum. Group Holdings has no operating assets or liabilities other than its investment in AAC.

At any time on or after October 1, 2008, Group Holdings may redeem the 10.25% Notes, in whole or in part, at a redemption price equal to 100% of the principal amount plus a premium, declining ratably to par, plus accrued and unpaid interest. At any time on or prior to October 1, 2007, Group Holdings may redeem up to 35% of the aggregate accreted value of the 10.25% Notes with the proceeds of qualified equity offerings at a redemption price equal to 110.25% of the accreted value.

If a Change in Control (as defined in the indenture relating to the 10.25% Notes) occurs prior to October 1, 2008, Group Holdings must give the holders of the 10.25% Notes the opportunity to sell their 10.25% Notes to Group Holdings at 101% of the accreted value of the 10.25% Notes, plus accrued interest. If a change in control as defined in the indenture relating to the 10.25% Notes occurs following October 1, 2008, Group Holdings must give the holders of the 10.25% Notes the opportunity to sell their 10.25% Notes to Group Holdings at 101% of the aggregate principal amount at maturity of the 10.25% Notes, plus accrued interest.

Additionally, the terms of the 10.25% Notes limit Group Holdings’ ability to, among other things, incur additional indebtedness, dispose of assets, make acquisitions, make other investments, pay dividends and make various other payments. The terms also include cross-default provisions to the indenture governing the 8.25% Notes and the Senior Credit Facility (as defined below). As of May 27, 2006, Group Holdings was in compliance with all such provisions.

Mandatory Redeemable Preferred Stock

On January 18, 2006, Group Holdings entered into a Preferred Stock Purchase Agreement (the “Purchase Agreement”) with an investor pursuant to which Group Holdings sold shares of its Series A Mandatory Redeemable Preferred Stock (the “Series A Preferred Stock”). In connection with the Purchase Agreement, the investor was granted (i) registration rights on the capital stock of Group Holdings held by the investor in the event of an initial public offering by Group Holdings, (ii) preemptive rights to purchase additional capital stock of Group Holdings in order to maintain its percentage ownership in Holdings upon the sales of additional capital stock and (iii) the right to have an observer seat on the Board of Directors of Group Holdings. Group Holdings issued the investor 7,500 shares of the Series A Preferred Stock for an aggregate purchase price of $7.5 million, which the investor paid to Group Holdings in cash. The holders of the Series A Preferred Stock are entitled to receive cumulative dividends at a rate of 14% per year, when, as and if declared by the Board of Directors of Group Holdings. All undeclared dividends and declared but unpaid dividends shall accrue from the date the stock was issued. Undeclared dividends for the three and nine months ended May 27, 2006 totaled $268 and $396, respectively. The Series A Preferred Stock may be redeemed by Group Holdings on or after January 18, 2007 at a price equal to 104% of the Liquidation Preference (as defined in the Amended and Restated Certificate of Incorporation of Group Holdings (the “Certificate of Incorporation”). Such percentage is reduced annually until the purchase price upon redemption to Group Holdings is equal to 100% of the Liquidation Preference. In addition, the Series A Preferred Stock is subject to mandatory redemption on January 18, 2013 or, at the election

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

As of and For the Three and Nine

Months Ended May 27, 2006

(Dollars in thousands, unless otherwise stated)

(unaudited)

of the investor, in the event of a Change in Control or a Public Equity Offering (each as defined in the Certificate of Incorporation). As a result of the mandatory redemption requirements, the Series A Preferred Stock has been classified as long-term debt.

The holders of Series A Preferred Stock agreed in May 2006 to exchange their shares of Series A Preferred Stock for new shares of Series A Redeemable Preferred Stock of American Achievement Group Holding Corp., the new parent company of Group Holdings. These new shares have the same rights, preferences and privileges as the Series A Preferred Stock. See Note 13.

8.25% Senior Subordinated Notes

On March 25, 2004, AAC issued $150 million of the 8.25% Notes. The 8.25% Notes bear interest at a stated rate of 8.25%. The 8.25% Notes are unsecured senior subordinated obligations and are subordinated in right of payment to all of AAC’s existing and future senior indebtedness, including obligations under the Company’s Senior Credit Facility (as defined below), pari passu in right of payment with any of the Company’s future senior subordinated indebtedness and senior in right of payment to any of the Company’s future subordinated indebtedness. The 8.25% Notes are guaranteed by certain of the Company’s existing domestic subsidiaries (non guarantor subsidiaries are minor), and will be guaranteed by certain of the Company’s future domestic subsidiaries. The guarantees are subordinated in right of payment to all existing and future senior indebtedness of the applicable guarantor, pari passu in right of payment with any future senior subordinated debt of such guarantor and senior in right of payment to any future subordinated indebtedness of such guarantor.

The Company may not redeem the 8.25% Notes until on or after April 1, 2008, except that the Company, in connection with certain equity offerings, may redeem up to 35% of the 8.25% Notes before the third anniversary of the issue date of the 8.25% Notes as long as (a) the Company pays a specified percentage of the principal amount of the 8.25% Notes, plus interest, (b) the Company redeems the 8.25% Notes within 90 days of completing a public equity offering and (c) at least 65% of the aggregate principal amount of the 8.25% Notes originally issued remains outstanding afterward.

If a Change in Control (as defined in the indenture relating to the 8.25% Notes) occurs, the Company must give the holders of the 8.25% Notes the opportunity to sell their 8.25% Notes to the Company at 101% of the principal amount of the 8.25% Notes, plus accrued interest.

The indenture governing the 8.25% Notes contains restrictions on the ability of AAC to pay dividends and make certain other payments to AAC Holding Corp. Pursuant to the arrangement, AAC may, subject to certain limitations, pay dividends or make such payments in connection with (i) repurchases of certain capital stock of AAC Holding Corp. and (ii) the payment by AAC Holding Corp. of taxes, costs and other expenses required to maintain its legal existence and legal, accounting and other overhead costs in the ordinary course of business.

The 8.25% Notes contain other customary negative covenants and restrictions on actions by the Company and its subsidiaries including, without limitation, restrictions on additional indebtedness, investments, asset dispositions outside the ordinary course of business, liens, and transactions with affiliates, among other restrictions (as defined in the indenture governing the 8.25% Notes). In addition, the 8.25% Notes contain covenants, which restrict the declaration or payment of dividends by the Company and/or its subsidiaries (as defined in the indenture governing the 8.25% Notes). The Company was in compliance with the 8.25% Notes covenants as of May 27, 2006.

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

As of and For the Three and Nine

Months Ended May 27, 2006

(Dollars in thousands, unless otherwise stated)

(unaudited)

Senior Secured Credit Facility

In conjunction with the consummation of the Merger, on March 25, 2004, AAC entered into a $195.0 million senior secured credit facility (the “Senior Credit Facility”) which includes a $155.0 million term loan and up to $40.0 million available under a revolving credit facility. The Senior Credit Facility is secured by a first priority security interest in all existing and after-acquired assets of AAC, and certain of AAC’s direct and indirect domestic subsidiaries’ existing and after-acquired assets, including, without limitation, real property and all of the capital stock owned by AAC Holding Corp. and certain of AAC’s direct and indirect domestic subsidiaries (including certain capital stock of their direct foreign subsidiaries only to the extent permitted by applicable law). As of May27, 2006, assets of AAC subject to lien under the Senior Credit Facility were approximately $349.9 million. All of AAC’s obligations under the Senior Credit Facility are fully and unconditionally guaranteed by AAC Holding Corp. and certain of AAC’s direct and indirect domestic subsidiaries.

The term loan of the Senior Credit Facility is due in March 2011. Quarterly payments of $318 were reduced to $273 as a result of voluntary prepayments and will be made through 2011. Quarterly payments are based on the total amount outstanding on the term loan; and therefore, are reduced as prepayments on the term loan are made. The term loan of the Senior Credit Facility has an interest rate based on the prime rate, plus points based on a calculated leverage ratio. The weighted average interest rate on the term loan of the Senior Credit Facility was approximately 7.6% and 6.0% at May 27, 2006 and August 27, 2005, respectively.

During the nine months ended May 27, 2006, the Company paid down $32.3 million of the term loan of the Senior Credit Facility.

The revolving credit facility matures in March 2010. Availability under the revolving credit facility is restricted to a total revolving commitment of $40.0 million as defined in the credit agreement governing the Senior Credit Facility. Availability under the revolving credit facility as of May 27, 2006 was approximately $38.0 million with $2.0 million in letters of credit outstanding. Availability under the revolving credit facility as of August 27, 2005 was approximately $38.1 million with $1.9 million in letters of credit outstanding.

Advances under the revolving credit facility may be made as base rate loans or LIBOR loans at AAC’s election (except for the initial loans which were base rate loans). Interest rates payable upon advances are based upon the base rate or LIBOR depending on the type of loan AAC chooses, plus an applicable margin based upon a consolidated leverage ratio of certain outstanding indebtedness to EBITDA (net income (loss) before interest expense, income taxes, depreciation and amortization) to be calculated in accordance with the terms specified in the credit agreement governing the Senior Credit Facility.

The Senior Credit Facility contains restrictions on the ability of AAC to pay dividends and make certain other payments to AAC Holding Corp. Pursuant to the arrangement, AAC may, subject to certain limitations, pay dividends or make such payments in connection with (i) repurchases of certain capital stock of AAC Holding Corp. and (ii) the payment by AAC Holding Corp. of taxes, costs and other expenses required to maintain its legal existence and legal, accounting and other overhead costs in the ordinary course of business.

AAC was in compliance with the Senior Credit Facility’s covenants as of May 27, 2006.

Group Holdings’ weighted average interest rate on debt outstanding as of May 27, 2006 and August 27, 2005 was 8.4% and 7.7%, respectively.

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

As of and For the Three and Nine

Months Ended May 27, 2006

(Dollars in thousands, unless otherwise stated)

(unaudited)

AAC’s weighted average interest rate on debt outstanding as of May 27, 2006 and August 27, 2005 was 7.9% and 6.9%, respectively.

AAC’s management believes the carrying amount of long-term debt approximates fair value as of May 27, 2006 and August 27, 2005, based upon current rates offered for debt with the same or similar debt terms.

7.	Commitments and Contingencies

Pending Litigation

On February 11, 2004, Frederick Goldman, Inc. (the “Licensee”) filed an arbitration claim against AAC’s subsidiary, Commemorative Brands, Inc. (“CBI”), for an unspecified monetary amount alleging, among other things, that CBI had improperly attempted to convert an exclusive license CBI granted to the Licensee to a non-exclusive license. The arbitration proceedings have concluded with the arbitrator ruling that the Licensee has an exclusive license. In addition, on February 10, 2004, the Licensee commenced a lawsuit in federal district court in New York against CBI alleging that CBI breached the license agreement by granting third parties rights in violation of the Licensee’s exclusive rights under the license agreement. CBI has settled the lawsuit brought against it by Frederick Goldman, Inc. Pursuant to the settlement, among other things, CBI and Frederick Goldman, Inc. entered into a new licensing agreement and CBI agreed to pay Frederick Goldman, Inc. $1.0 million in cash. This payment was made on May 18, 2006.

The Company is not a party to any pending legal proceedings other than ordinary routine litigation incidental to its business. In management’s opinion, adverse decisions on these ordinary legal proceedings, individually or in the aggregate, would not have a materially adverse impact on the Company’s results of operations, financial condition or cash flow.

Gold Consignment Agreement

Under the Company’s gold consignment financing arrangement, it has the ability to have on consignment the lowest of the dollar value of 27,000 troy ounces of gold, $14.2 million or a borrowing base, determined based upon a percentage of gold located at the Company’s facilities and other approved locations, as specified by the agreement. The Company expensed consignment fees of $82 and $90 for the three months ended May 27, 2006 and May 28, 2005, respectively. The Company expensed consignment fees of $242 and $264 for the nine months ended May 27, 2006 and May 28, 2005, respectively. Under the terms of the consignment arrangement, the Company does not own the consigned gold nor does it have risk of loss related to such inventory until the money is received by the bank from the Company in payment for the gold purchased. Accordingly, the Company does not include the value of consigned gold in its inventory or the corresponding liability for financial statement purposes. As of May 27, 2006 and August 27, 2005, the Company held approximately 9,560 ounces and 17,070 ounces, respectively, of gold valued at $6.1 million and $7.5 million, respectively, on consignment. The gold consignment agreement does not have a stated period and it can be terminated by either party upon 60 days written notice.

Plant Closure

In April 2006, AAC announced the closure of its yearbook facility in San Angelo, Texas. The Company determined to relocate this facility to its Dallas, Texas yearbook facility, in order to take advantage of that

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

As of and For the Three and Nine

Months Ended May 27, 2006

(Dollars in thousands, unless otherwise stated)

(unaudited)

facility’s enhanced technology and service delivery. The closure and relocation is expected to be completed by the end of August 2006. For the three month period ended May 27, 2006 AAC recorded $601 in one time termination benefits to employees and $89 in impairment of assets. These costs were recorded in cost of sales and related solely to the Company’s yearbook segment. As of May 27, 2006, the Company had $372 accrued related to one time termination costs that will be paid out in the fourth quarter.

8.	Income Taxes

AAC has recorded a tax provision at an effective rate of 40% for the three and nine months ended May 27, 2006, which represents the estimated federal and state income tax rate that will apply to estimated pre-tax earnings for fiscal 2006. Group Holdings has recorded a tax provision at an effective rate of 44% for the three and nine months ended May 27, 2006, respectively, which represents the estimated federal and state income tax rate, after taking into consideration the non-deductibility of a portion of its interest on high-yield debt. Texas has recently enacted legislation that may impact the effective tax rate beginning in the first quarter of fiscal year ending August, 2007. No adjustment has been made in the third quarter and no adjustment is expected for the fourth quarter since the tax does not apply to this fiscal year and any impact on deferred taxes is expected to be immaterial.

9.	Postretirement Pension and Medical Benefits

CBI provides certain healthcare and life insurance benefits for former employees of the L.G. Balfour Company who retired prior to December 31, 1990. Certain hourly employees of AAC’s subsidiary, Taylor Publishing Co. (“Taylor”) are covered by a defined benefit pension plan (“TPC Plan”) established by Taylor. The benefits under the CBI and TPC Plans are based primarily on the employees’ years of service and compensation near retirement. The funding policies for these plans are consistent with the funding requirements of federal laws and regulations.

The net periodic postretirement benefit cost (income), include the following components:

	For the three months ended		For the three months ended
	May 27, 2006		May 28, 2005
	Taylor pension	CBI post- retirement	Taylor pension	CBI post- retirement
Service costs, benefits attributed to Service during the period	$25	$—	$19	$—
Interest cost	211	32	209	37
Expected return on assets	(223)	—	(208)	—
Amortization of unrecognized net loss (gain)	—	(80)	—	(74)
Amortization of unrecognized net prior service costs	—	(25)	—	—

Net periodic postretirement benefit cost (income)	$13	$(73)	$20	$(37)

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

As of and For the Three and Nine

Months Ended May 27, 2006

(Dollars in thousands, unless otherwise stated)

(unaudited)

	For the nine months ended		For the nine months ended
	May 27, 2006		May 28, 2005
	Taylor pension	CBI post- retirement	Taylor pension	CBI post- retirement
Service costs, benefits attributed to Service during the period	$74	$—	$57	$—
Interest cost	633	110	627	111
Expected return on assets	(669)	—	(624)	—
Amortization of unrecognized net loss (gain)	—	(235)	—	(222)
Amortization of unrecognized net prior service costs	—	(25)	—	—

Net periodic postretirement benefit cost (income)	$38	$(150)	$60	$(111)

10.	Related-Party Transactions

On March 25, 2004, upon consummation of the Merger, AAC entered into a management agreement with an affiliate of Fenway Partners pursuant to which AAC, among other things, agreed to pay such affiliate an annual fee equal to the greater of $3.0 million or 5% of the previous fiscal year’s EBITDA (as defined in the agreement). Amounts paid under the new management agreement totaled $750 and $2,250 for the three and nine months ended May 27, 2006, respectively, and $1,000 and $2,500 for the three and nine months ended May 28, 2005, respectively. As of May 27, 2006 and August 27, 2005, AAC had net prepaid management fee balances of $250 and $250, respectively.

11.	Business Segments

The Company manufactures, markets and sells class rings, yearbooks and graduation products, which includes fine paper products and graduation accessories, to high school, college and, to a lesser extent, elementary and junior high school markets in the United States. The Company’s class ring segment consists of its on campus class rings and retail class rings operating segments, which have been aggregated into one reporting segment in accordance with paragraph 26.a of FAS 131. The achievement publications segment produces, markets, and sells publications that recognize the achievements of top students at the high school and college levels, as well as the nation’s most inspiring teachers. The other segment consists of jewelry commemorating family events such as the birth of a child, fan affinity jewelry and related products, professional sports championship rings such as World Series rings, and commercial and fine books.

	AAC Group Holding Corp.
Three Months Ended May 27, 2006	Net Sales	Segment Operating Income (Loss)	Segment Assets
Class Rings	$37,656	$6,644	$206,331
Yearbooks	70,858	25,155	192,674
Graduation Products	23,800	5,860	67,336
Achievement Publications	1,145	(635)	38,657
Other	6,705	(186)	34,799

Total	$140,164	$36,838	$539,797

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

As of and For the Three and Nine

Months Ended May 27, 2006

(Dollars in thousands, unless otherwise stated)

(unaudited)

	American Achievement Corporation
Three Months Ended May 27, 2006	Net Sales	Segment Operating Income (Loss)	Segment Assets
Class Rings	$37,656	$6,644	$204,930
Yearbooks	70,858	25,155	191,401
Graduation Products	23,800	5,860	66,883
Achievement Publications	1,145	(635)	38,429
Other	6,705	(186)	34,564

Total	$140,164	$36,838	$536,207

	AAC Group Holding Corp.
Three Months Ended May 28, 2005	Net Sales	Segment Operating Income (Loss)	Segment Assets
Class Rings	$35,411	$5,998	$213,082
Yearbooks	73,362	25,353	193,480
Graduation Products	19,724	4,700	68,982
Achievement Publications	780	(674)	38,465
Other	7,846	1,291	35,784

Total	$137,123	$36,668	$549,793

	American Achievement Corporation
Three Months Ended May 28, 2005	Net Sales	Segment Operating Income (Loss)	Segment Assets
Class Rings	$35,411	$5,998	$211,718
Yearbooks	73,362	25,353	192,242
Graduation Products	19,724	4,700	68,541
Achievement Publications	780	(674)	38,243
Other	7,846	1,291	35,555

Total	$137,123	$36,668	$546,299

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

As of and For the Three and Nine

Months Ended May 27, 2006

(Dollars in thousands, unless otherwise stated)

(unaudited)

	AAC Group Holding Corp.
Nine Months Ended May 27, 2006	Net Sales	Segment Operating Income (Loss)	Segment Assets
Class Rings	$103,715	$17,350	$206,331
Yearbooks	86,390	19,025	192,674
Graduation Products	42,641	6,852	67,336
Achievement Publications	8,661	(479)	38,657
Other	16,326	(9)	34,799

Total	$257,733	$42,739	$539,797

	American Achievement Corporation
Nine Months Ended May 27, 2006	Net Sales	Segment Operating Income (Loss)	Segment Assets
Class Rings	$103,715	$17,350	$204,930
Yearbooks	86,390	19,025	191,401
Graduation Products	42,641	6,852	66,883
Achievement Publications	8,661	(479)	38,429
Other	16,326	(9)	34,564

Total	$257,733	$42,739	$536,207

	AAC Group Holding Corp.
Nine Months Ended May 28, 2005	Net Sales	Segment Operating Income (Loss)	Segment Assets
Class Rings	$102,913	$14,784	$213,082
Yearbooks	89,291	14,565	193,480
Graduation Products	39,043	5,816	68,982
Achievement Publications	10,074	829	38,465
Other	17,907	1,033	35,784

Total	$259,228	$37,027	$549,793

	American Achievement Corporation
Nine Months Ended May 28, 2005	Net Sales	Segment Operating Income (Loss)	Segment Assets
Class Rings	$102,913	$14,784	$211,718
Yearbooks	89,291	14,565	192,242
Graduation Products	39,043	5,816	68,541
Achievement Publications	10,074	829	38,243
Other	17,907	1,033	35,555

Total	$259,228	$37,027	$546,299

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

As of and For the Three and Nine

Months Ended May 27, 2006

(Dollars in thousands, unless otherwise stated)

(unaudited)

12.	Recent Accounting Pronouncements

In November 2004, FASB issued SFAS No. 151 “Inventory Costs, an Amendment of ARB No. 43 Chapter 4” (“FAS 151”). FAS 151 requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling be recognized as current-period charges rather than being included in inventory regardless of whether the costs meet the criterion of abnormal as defined in ARB 43. FAS 151 is applicable for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company adopted this standard beginning the first quarter of fiscal year 2006 and its adoption did not have a material impact on its financial statements as such costs have historically been expensed as incurred.

In December 2004, FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets-an amendment of APB Opinion No. 29” (“FAS 153”) which addresses the measurement of exchanges of nonmonetary assets and eliminates the exception from fair value accounting nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. FAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of an entity are expected to change significantly as a result of the exchange. The Company adopted this statement beginning the first quarter of fiscal year 2006 and its adoption did not have a significant impact on its financial statements.

In March 2005, the FASB issued FASB Interpretation No. 47 “Accounting for Conditional Retirement Obligations” (“FIN 47”), which clarifies the term “conditional asset retirement obligation,” as used in FASB Statement No. 143, “Accounting for Asset retirement Obligations.” FIN 47 clarifies that an entity is required to recognize a liability for a legal obligation to perform asset retirement activities when the retirement is conditional on a future event and if the liability’s fair value can be reasonably estimated. If the liability’s fair value cannot be reasonably estimated, then the entity must disclose a description of the obligation, the fact that a liability has not been recognized, and the reasons why the liability cannot be reasonably estimated. The Company must adopt this Interpretation in the fourth quarter of 2006 and is currently studying its provisions to determine the impact, if any, on its financial statements.

13.	Subsequent Event

On May 30, 2006, the holders of outstanding capital stock agreed to form a new holding company for Group Holdings called American Achievement Group Holding Corp. Pursuant to that agreement, each holder of Common Stock of Group Holdings contributed each share of such stock then held to the new parent company in exchange for a new share of Common Stock of the new parent company and each holder of Series A Preferred Stock of Group Holdings contributed each share of such stock then held to the new parent company in exchange for a new share of Series A Redeemable Preferred Stock of the new parent company. Each new share of capital stock received in such contribution and exchange had the same rights, preferences and privileges as the corresponding share of stock of Group Holdings that was contributed to the new parent company. As a result of the foregoing recapitalization, Group Holdings became a wholly owned subsidiary of American Achievement Group Holding Corp.

On June 5, 2006, AAC and Group Holdings announced that American Achievement Group Holding Corp. expected to commence an offering under Rule 144A and Regulation S of $150.0 million aggregate gross proceeds of senior notes. The offering was completed June 12, 2006. Pursuant to such offering, American

AAC GROUP HOLDING CORP.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

As of and For the Three and Nine

Months Ended May 27, 2006

(Dollars in thousands, unless otherwise stated)

(unaudited)

Achievement Group Holding Corp. issued $150.0 million principal amount of 12.75% Senior PIK Notes due October 1, 2012. The net proceeds of these new notes were approximately $144.8 million and were distributed to the stockholders of American Achievement Group Holding Corp. as well as used to pay related transactions costs and expenses.

The new senior notes mature on October 1, 2012. At maturity, American Achievement Group Holding Corp. is required to repay the notes at a repayment price of 103.188% of the aggregate principal amount thereof, plus accrued and unpaid interest. Interest on the new senior notes will accrue at a rate of 12.75% per annum, which amount is subject to upward adjustment in the event that certain financial performance targets are not achieved. The first interest payment will occur on October 1, 2006. Through April 1, 2011, interest on the new senior notes will be payable in the form of additional notes semi-annually in arrears on April 1 and October 1. Beginning on October 1, 2011 and thereafter, interest will be payable in cash semi-annually in arrears on April 1, and October 1. The new senior notes are the unsecured senior obligation of American Achievement Group Holding Corp. and are not guaranteed by Group Holdings or any of its subsidiaries.

$150,000,000

AMERICAN ACHIEVEMENT GROUP HOLDING CORP.

12.75% Senior PIK Notes

due October 1, 2012

PROSPECTUS

Until                     , 2006, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors, Officers, Managers and Members

American Achievement Group Holding Corp., the Issuer of the exchange notes, is a corporation incorporated under the laws of the State of Delaware. Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided, however, that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, which relates to unlawful payment of dividends and unlawful stock purchases and redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expense (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful.

Section 145 of the Delaware General Corporation Law further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145 of the Delaware General Corporation Law.

Pursuant to Section 9 of American Achievement Group Holding Corp.’s certificate of incorporation, directors of American Achievement Group Holding Corp. are not liable to its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that exculpation from liability is not permitted under the General Corporation Law of the State of Delaware as in effect at the time such liability is determined. Furthermore, no amendment or repeal of Section 9 applies to or has any effect on the liability or alleged liability of any director of American Achievement Group Holding Corp. for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

Pursuant to Section 10 of American Achievement Group Holding Corp.’s certificate of incorporation, the corporation shall, to the maximum extent permitted under the law of the State of Delaware, indemnify and upon request advance expenses to any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was or has agreed to be a director or officer of American Achievement Group Holding Corp. or while a director or officer is or was serving at the request of American Achievement Group Holding Corp. against expenses (including attorney’s fees and expenses), judgments, fines, penalties and amounts paid in settlement incurred (and not otherwise recovered) in connection with the investigation, preparation to defend or defense of such action, suit, proceeding or claim. However, American Achievement Group Holding Corp. is not required to indemnify or advance expenses to any person in connection with any action, suit, proceeding, claim or counterclaim initiated by or on behalf of such person. Any repeal or modification of Section 10 does not adversely affect any right or protection of a director or officer of American Achievement Group Holding Corp. with respect to any acts or omissions of such director or officer occurring prior to such repeal or modification.

Item 21. Exhibits

Exhibit Number	Designation
3.1	Certificate of Incorporation of American Achievement Group Holding Corp.

3.2	Bylaws of American Achievement Group Holding Corp.

4.1	Indenture, dated as of June 12, 2006, among the American Achievement Group Holding Corp. and U.S. Bank National Association, as Trustee.

4.2	Form of 12.75% Senior PIK Note due October 1, 2012 (included in Exhibit 4.1).

4.3	Exchange and Registration Rights Agreement, dated June 12, 2006, among American Achievement Group Holding Corp., Goldman, Sachs & Co. and Lehman Brothers Inc.

4.4	Indenture, dated as of March 25, 2004, among The Bank of New York, as Trustee, and the Guarantors (incorporated by reference to Exhibit 4.1 to American Achievement Corporation’s Report on Form 10-Q, dated July 13, 2004).

4.5	Form of 8.25% Senior Subordinated Notes due April 1, 2012 (included in Exhibit 4.4).

4.6	Indenture, dated as of November 16, 2004, among the AAC Group Holding Corp. and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.7 to AAC Group Holding Corp.’s Form S-4 as filed on December 21, 2004).

4.7	Form of 10.75% Senior Discount Note due October 1, 2012 (included in Exhibit 4.6).

5.1	Opinion of Ropes & Gray LLP

10.1	Credit Agreement, dated March 25, 2004, by and among American Achievement Corporation, the Guarantors, Goldman Sachs Credit Partners L.P., Deutsche Bank A.G., Cayman Islands Branch, and Deutsche Bank Securities Inc. (incorporated by reference to the corresponding Exhibit number of American Achievement Corporation’s Report on form 10-Q, dated July 13, 2004).

10.2	Pledge and Security Agreement between the Guarantors and Goldman Sachs Credit Partners, L.P., dated March 25, 2004 (incorporated by reference to the corresponding Exhibit number of American Achievement Corporation’s Report on Form 10-Q, dated July 13, 2004).

10.3	Intercreditor Agreement between Goldman Sachs Credit Partners L.P., the Secured Parties and The Bank of Nova Scotia, dated March 25, 2004 (incorporated by reference to the corresponding Exhibit number of American Achievement Corporation’s Report on form 10-Q, dated July 13, 2004).

10.4	First Amended and Restated Letter Agreement for Fee Consignment and Purchase of Gold between Commemorative Brands, Inc. and The Bank of Nova Scotia, dated March 25, 2004 (incorporated by reference to the corresponding Exhibit number of American Achievement Corporation’s Report on Form 10-Q, dated July 13, 2004).

10.5	Letter Agreement for Addition of Approved Inventory Locations between Commemorative Brands, Inc. and The Bank of Nova Scotia, dated June 9, 2004 (incorporated by reference to the corresponding Exhibit number of American Achievement Corporation’s Report on form 10-Q, dated July 13, 2004)

10.6	Management Advisory Agreement by and between AAC Holding Corp., American Achievement Corporation, and Fenway Partners, Inc., dated March 25, 2004 (incorporated by reference to the corresponding Exhibit number of American Achievement Corporation’s Report on form 10-Q, dated July 13, 2004)

Exhibit Number	Designation
10.7	Employment Agreement, dated as of July 13, 1999 by and between Commemorative Brands, Inc. and David G. Fiore (incorporated by reference to the corresponding Exhibit number of American Achievement Corporation’s Amended Registration Statement on Form S-4/A, dated April 5, 2002)

10.8	First Amendment to the Employment Agreement by and between Commemorative Brands, Inc. and David G. Fiore dated February 1, 2002 (incorporated by reference to the corresponding Exhibit number of American Achievement Corporation’s Amended Registration Statement on Form S-4/A, dated April 5, 2002)

10.9	Second Amendment to the Employment Agreement by and between American Achievement Corporation and David G. Fiore, dated December 23, 2003 (incorporated by reference to the corresponding Exhibit number of American Achievement Corporation’s Registration Statement on Form S-4, dated July 22, 2004).

10.10	Employment Agreement Amendment, dated October 21, 2004 between American Achievement Corporation and David G. Fiore (incorporated by reference to Exhibit 10.19 to American Achievement Corporation’s Form 10-K filed on November 5, 2005)

10.11	Employment Agreement Amendment dated November 19, 2004 between American Achievement Corporation and David G. Fiore (incorporated by reference to Exhibit 10.20 to AAC Group Holding Corp.’s Form S-4/A filed May 3, 2005)

10.12	Employment Agreement, dated as of December 16, 1996 by and between Commemorative Brands, Inc. and Sherice P. Bench, as amended (incorporated by reference to the corresponding Exhibit number of American Achievement Corporation’s Amended Registration Statement on Form S-4/A, dated April 5, 2002)

10.13	First Amendment to the Employment Agreement by and between Commemorative Brands, Inc. and Sherice P. Bench, dated July 2, 1999 (incorporated by reference to the corresponding Exhibit of American Achievement Corporation’s Registration Statement on Form S-4, dated July 22, 2004).

10.14	Second Amendment to the Employment Agreement by and between Commemorative Brands, Inc. and Sherice P. Bench dated April 9, 2004 (incorporated by reference to the corresponding Exhibit of American Achievement Corporation’s Registration Statement on Form S-4, dated July 22, 2004).

10.15	Employment Agreement, dated as of December 16, 1996 by and between Commemorative Brands, Inc. and Donald J. Percenti (incorporated by reference to Exhibit number 10.11 of American Achievement Corporation’s Amended Registration Statement on Form S-4/A, dated April 5, 2002)

10.16	First Amendment to the Employment Agreement by and between Commemorative Brands, Inc. and Donald J. Percenti dated April 9, 2004 (incorporated by reference to the corresponding Exhibit of American Achievement Corporation’s Registration Statement on Form S-4, dated July 22, 2004).

10.17	Employment Agreement dated as of February 1, 2006 between Commemorative Brands, Inc. and Matthew Gase (incorporated by reference to Exhibit 10.1 to American Achievement Corporation’s Form 8-K filed on June 5, 2006)

12.1	Statement regarding Computation of Ratios of Earnings to Fixed Charges

21.1	Subsidiaries of American Achievement Group Holding Corp.

23.1	Consent of Ropes & Gray LLP (see Exhibit 5.1)

23.2	Consent of Deloitte & Touche LLP

24.1	Powers of Attorney (see signature pages of the Registration Statement)

25.1	Statement on Form T-1 as to the eligibility of the Trustee

99.1	Form of Letter of Transmittal

99.2	Form of Notice of Guaranteed Delivery

Item 22.	Undertakings

(a) The undersigned registrants hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more that a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4) That, for the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(5) That, for the purpose of determining liability of the registrants under the Securities Act to any purchaser in the initial distribution of the securities: The undersigned registrants undertake that in a primary offering of securities of the undersigned registrants pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrants will be sellers to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrants relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrants or used or referred to by the undersigned registrants;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrants or in securities provided by or on behalf of the undersigned registrants; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrants to the purchaser.

Insofar as indemnification for liabilities arising under Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c) The undersigned registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the the Registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Austin, state of Texas, on this 1st day of September, 2006.

AMERICAN ACHIEVEMENT GROUP HOLDING CORP.

By	/S/ DONALD J. PERCENTI
Chief Executive Officer

POWER OF ATTORNEY

The undersigned officers and directors of the Registrant hereby appoint each of Donald J. Percenti and Sherice P. Bench (with full power to each of them to act alone) as attorney-in-fact for the undersigned, with full power of substitution for, and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933, as amended, any and all amendments (including, without limitation, post-effective amendments), and exhibits to this Registration Statement on Form S-4 and any and all applications and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on September 1, 2006.

Signatures	Title

/S/ DONALD J. PERCENTI Donald J. Percenti	President and Chief Executive Officer (principal Executive Officer) and Director

/S/ SHERICE P. BENCH Sherice P. Bench	Chief Financial Officer, Treasurer and Secretary (Principal Financial Officer and Accounting Officer)

/S/ ALAN BOWERS Alan Bowers	Director

/S/ DAVID FIORE David Fiore	Director

/S/ ANDREA GEISSER Andrea Geisser	Director

/S/ MYLES KLEEGER Myles Kleeger	Director

/S/ MAC LAFOLLETTE Mac LaFollette	Director

/S/ PETER LAMM Peter Lamm	Director

/S/ JEAN ANN MCKENZIE Jean Ann McKenzie	Director

/S/ W. GREGG SMART W. Gregg Smart	Director